Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 80 for details.

Quarterly Report
to Shareholders

Scotiabank reports third quarter results

TORONTO, August 24, 2021 –
 Scotiabank reported third quarter net income of $2,542 million compared to $1,304 million in the same period last year. Diluted earnings per share (EPS) were $1.99, up 91% from $1.04 in the previous year. Return on equity was 15.0%, up from 8.3% in the previous year.

Adjusted net income
(1)
increased 96% to $2,560 million and diluted EPS of $2.01, increased 93% compared to the prior year. Return on equity was 15.1% compared to 8.3% a year ago.

“We delivered another quarter of strong results, with contributions from all our operating segments, reflecting the benefits of a well-diversified business model. While the economic recovery is unfolding at different rates across our footprint, I’m very proud of the Scotiabank team’s on-going resilience and continued commitment to our customers,” said Brian Porter, President and CEO of Scotiabank.

“During the quarter, the Bank was recognized as the Most Innovative in Data by
The Banker’s
Global Innovation in Digital Banking Awards 2021. This award recognizes our commitment to data and analytics and highlights our ability to identify and support our most vulnerable customers. We are also proud to highlight the Bank’s recent closing of its inaugural USD $1 billion 3-year sustainability bond offering, the largest sustainability bond issued by a Canadian corporate to date. This offering is yet another example of our social responsibility initiatives in support of our commitment to making a positive impact and creating better communities for every future.”

Canadian Banking generated strong earnings of $1,083 million, driven by higher non-interest income, lower provision for credit losses, as well as strong asset and deposit growth.

Global Wealth Management’s earnings of $397 million were supported by strong revenue growth, positive operating leverage for the seventh consecutive quarter, and a 17% growth in AUM and AUA on higher net sales.

Global Banking and Markets reported earnings of $513 million supported by strong performance in our advisory and capital markets businesses.

International Banking generated earnings of $493 million demonstrating continuing growth momentum across our key markets.

With a Common Equity Tier 1 capital ratio of 12.2% the Bank remains well capitalized to support its strategic growth plans.

(1)   Refer to
Non-GAAP
Measures on page 5 for details.

Financial Highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Operating results ($ millions)
Net interest income	4,217	4,176	4,253	12,744	13,062
Non-interest income	3,540	3,560	3,481	10,821	10,769
Total revenue	7,757	7,736	7,734	23,565	23,831
Provision for credit losses	380	496	2,181	1,640	4,953
Non-interest expenses	4,097	4,042	4,018	12,347	12,799
Income tax expense	738	742	231	2,182	1,125
Net income	2,542	2,456	1,304	7,396	4,954
Net income attributable to common shareholders	2,426	2,289	1,332	6,980	4,837
Operating performance
Basic earnings per share ($)	2.00	1.89	1.10	5.75	3.99
Diluted earnings per share ($)	1.99	1.88	1.04	5.73	3.88
Return on equity (%)	15.0	14.8	8.3	14.7	10.2
Productivity ratio (%)	52.8	52.2	52.0	52.4	53.7
Core banking margin (%) (1)	2.23	2.26	2.10	2.25	2.29
Financial position information ($ millions)
Cash and deposits with financial institutions	75,881	52,017	59,041
Trading assets	141,120	144,247	123,754
Loans	627,749	608,165	613,351
Total assets	1,163,429	1,125,248	1,169,872
Deposits	794,386	756,661	767,993
Common equity	64,720	63,459	62,883
Preferred shares and other equity instruments	5,299	4,549	5,308
Assets under administration	641,191	626,690	558,391
Assets under management	344,208	331,594	293,412
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	12.2	12.3	11.3
Tier 1 capital ratio (%)	13.7	13.6	12.8
Total capital ratio (%)	15.7	15.7	14.9
Leverage ratio (%)	4.8	4.7	4.6
Risk-weighted assets ($ millions)	414,169	404,727	430,542
Liquidity coverage ratio (LCR) (%)	123	129	141
Net stable funding ratio (NSFR) (%)	112	112	n/a
Credit quality
Net impaired loans ($ millions)	2,976	3,178	3,361
Allowance for credit losses ($ millions) (2)	6,232	6,893	7,403
Gross impaired loans as a % of loans and acceptances	0.73	0.81	0.81
Net impaired loans as a % of loans and acceptances	0.46	0.50	0.53
Provision for credit losses as a % of average net loans and acceptances (annualized) (3)	0.24	0.33	1.36	0.35	1.06
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (3)	0.53	0.80	0.58	0.60	0.56
Net write-offs as a % of average net loans and acceptance (annualized)	0.62	0.76	0.47	0.60	0.49
Adjusted results (1)
Adjusted net income ($ millions)	2,560	2,475	1,308	7,453	5,023
Adjusted diluted earnings per share ($)	2.01	1.90	1.04	5.78	3.91
Adjusted return on equity (%)	15.1	14.9	8.3	14.8	10.2
Adjusted productivity ratio (%)	52.5	51.9	51.4	52.1	52.9
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized) (3)	0.24	0.33	1.36	0.35	1.03
Common share information
Closing share price ($) (TSX)	77.87	78.27	55.01
Shares outstanding (millions)
Average – Basic	1,215	1,213	1,211	1,213	1,212
Average – Diluted	1,223	1,223	1,245	1,225	1,244
End of period	1,215	1,214	1,211
Dividends paid per share ($)	0.90	0.90	0.90	2.70	2.70
Dividend yield (%) (4)	4.5	4.9	6.5	5.2	5.8
Market capitalization ($ millions) (TSX)	94,620	94,988	66,641
Book value per common share ($)	53.26	52.29	51.91
Market value to book value multiple	1.5	1.5	1.1
Price to earnings multiple (trailing 4 quarters)	10.8	12.4	9.6
Other information
Employees (full-time equivalent) (5)	90,833	89,847	94,681
Branches and offices	2,555	2,569	2,905
(1)	Refer to page 5 for a discussion of Non-GAAP measures.
(2)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures and other financial assets.
(3)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(4)	Based on the average of the high and low common share prices for the period.
(5)	Amount for the period ended July 31, 2020 has been restated to conform with current period presentation.

Scotiabank Third Quarter Report 2021

Enhanced Disclosure Task Force (EDTF) Recommendations
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.
Below is the index of all these recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q3 2021		2020 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			85-86, 91, 101
	2	The Bank’s risk to terminology, measures and key parameters.			81-84
	3	Top and emerging risks, and the changes during the reporting period.			88-90, 95-100
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	42-46		61-63, 109-110, 126-128
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			78-80
	6	Description of risk culture and procedures applied to support the culture.			81-83
	7	Description of key risks from the Bank’s business model.			85-87
	8	Stress testing use within the Bank’s risk governance and capital management.			81-82
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	42-43	3	61-63	217
	10	a) Regulatory capital components.	42, 68	18-21	64
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		15-16
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	42	70	65-66
	12	Discussion of targeted level of capital, and the plans on how to establish this.			61-63
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		5, 34, 36-47, 55-57, 61, 73, 79	68-72, 87, 136	187, 241
	14	Analysis of the capital requirements for each Basel asset class.		13-14, 34-48, 54-57, 61, 66-69	68-72	187, 235-241
	15	Tabulate credit risk in the Banking Book.	73	13-14, 34-48, 66-69	68-72	236
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		49, 60, 72	68-72
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		77	69-71
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	33-36		107-110
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	33-36		109
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	40-41		112-114
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	38-39		111-112
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	32-33		106
	23	Discussion of significant trading and non-trading market risk factors.	74		102-107	240-241
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	31, 74		102-107	240-241
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			102-107	241
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		5, 34, 36-47, 55-57	95-100, 130-136	198-199, 237-239
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				165-167, 199
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	59	31, 32	97, 130-131, 133, 134	199
	29	Analysis of counterparty credit risk that arises from derivative transactions.	44, 73	78	93-94	185-188
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	73		93-94, 98
Other risks	31	Quantified measures of the management of operational risk.	74		72, 115
	32	Discussion of publicly known risk items.	44		77

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2021. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2020 Annual Report. This MD&A is dated August 24, 2021.
Additional information relating to the Bank, including the Bank’s 2020 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2020 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

5	Non-GAAP Measures

8	Overview of Performance

9	Group Financial Performance

12	Business Segment Review

25	Geographic Highlights

26	Quarterly Financial Highlights

27	Financial Position

27	Risk Management

42	Capital Management

44	Financial Instruments

44	Off-Balance Sheet Arrangements

45	Regulatory Developments

46	Accounting Policies and Controls

47	Share Data

Forward-looking statements
From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the
COVID-19
pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP
measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP
measures are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following table presents reconciliations of GAAP reported financial results to non-GAAP
adjusted financial results.
The adjustments summarized below are consistent with those described in the Bank’s 2020 Annual Report. For a complete description of the adjustments, refer to the
Non-GAAP
measures section in the Bank’s 2020 Annual Report.
Adjustment impacting current and prior periods:

•	Amortization of acquisition-related intangible assets, excluding software.
Adjustments impacting prior periods only:

•	Acquisition and divestiture-related costs – Include costs related to integrating acquired operations and net (gain)/loss on divestitures.

•
Valuation-related adjustments, recorded in Q1 2020 – Relate to the inclusion of an additional scenario in the measurement of allowance for credit losses, a fair value methodology change relating to uncollateralized OTC derivatives, and a software-related impairment loss.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended			For the nine months ended
($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Reported Results
Net interest income	$4,217	$4,176	$4,253	$12,744	$13,062
Non-interest income	3,540	3,560	3,481	10,821	10,769
Total revenue	7,757	7,736	7,734	23,565	23,831
Provision for credit losses	380	496	2,181	1,640	4,953
Non-interest expenses	4,097	4,042	4,018	12,347	12,799
Income before taxes	3,280	3,198	1,535	9,578	6,079
Income tax expense	738	742	231	2,182	1,125
Net income	$2,542	$2,456	$1,304	$7,396	$4,954
Net income attributable to non-controlling interests in subsidiaries (NCI)	81	90	(51)	261	3
Net income attributable to equity holders	2,461	2,366	1,355	7,135	4,951
Net income attributable to common shareholders	2,426	2,289	1,332	6,980	4,837
Diluted earnings per share (in dollars)	$1.99	$1.88	$1.04	$5.73	$3.88
Adjustments
Acquisition-related costs
Integration costs (1)	$–	$–	$40	$–	$157
Amortization of Acquisition-related intangible assets, excluding software (1)	24	26	26	78	80
	24	26	66	78	237
Allowance for credit losses – Additional scenario (2)	–	–	–	–	155
Derivatives valuation adjustment (3)	–	–	–	–	116
Net (gain)/loss on divestitures (4)	–	–	(44)	–	(306)
Impairment charge on software asset (1)	–	–	–	–	44
Adjustments (Pre-tax)	$24	$26	$22	$78	$246
Income tax expense/(benefit)	(6)	(7)	(18)	(21)	(177)
Adjustments (After tax)	$18	$19	$4	$57	$69
Adjustment attributable to NCI	–	–	(5)	–	(60)
Adjustments (After tax and NCI)	$18	$19	$(1)	$57	$9
Adjusted Results
Net interest income	$4,217	$4,176	$4,253	$12,744	$13,062
Non-interest income	3,540	3,560	3,436	10,821	10,572
Total revenue	7,757	7,736	7,689	23,565	23,634
Provision for credit losses	380	496	2,181	1,640	4,798
Non-interest expenses	4,073	4,016	3,951	12,269	12,511
Income before taxes	3,304	3,224	1,557	9,656	6,325
Income tax expense	744	749	249	2,203	1,302
Net income	$2,560	$2,475	$1,308	$7,453	$5,023
Net income attributable to NCI	81	90	(46)	261	63
Net income attributable to equity holders	2,479	2,385	1,354	7,192	4,960
Net income attributable to common shareholders	2,444	2,308	1,331	7,037	4,846
Adjusted diluted earnings per share (in dollars)	$2.01	$1.90	$1.04	$5.78	$3.91
(1)	Recorded in non-interest expenses.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest income.
(4)	Recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported results and constant dollar results
International Banking business segment results are analyzed on a constant dollar basis, refer to page 16. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the nine months ended
($ millions)	April 30, 2021			July 31, 2020			July 31, 2020
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,662	$58	$1,604	$1,906	$168	$1,738	$5,818	$419	$5,399
Non-interest income	716	11	705	664	50	614	2,444	150	2,294
Total revenue	2,378	69	2,309	2,570	218	2,352	8,262	569	7,693
Provision for credit losses	396	17	379	1,278	112	1,166	2,877	179	2,698
Non-interest expenses	1,294	38	1,256	1,390	95	1,295	4,519	269	4,250
Income tax expense	181	5	176	(70)	–	(70)	127	18	109
Net income	$507	$9	$498	$(28)	$11	$(39)	$739	$103	$636
Net income attributable to non-controlling interest in subsidiaries	$87	$3	$84	$(54)	$(6)	$(48)	$22	$2	$20
Net income attributable to equity holders of the Bank	$420	$6	$414	$26	$17	$9	$717	$101	$616
Other measures
Average assets ($ billions)	$194	$6	$188	$216	$16	$200	$208	$11	$197
Average liabilities ($ billions)	$149	$5	$144	$162	$11	$151	$155	$7	$148
The above table is computed on a basis that is different than the table “
Impact of foreign currency translation
” in Group Financial Performance on page 8.
Core banking assets
Core banking assets are average interest earning assets excluding bankers’ acceptances and trading assets.
Core banking margin
This ratio represents net interest income divided by core banking assets.
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed. The Bank attributed capital to its business lines at approximately 10.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,542 million, compared to $1,304 million in the same period last year, and $2,456 million last quarter. Diluted earnings per share were $1.99 compared to $1.04 in the same period last year and $1.88 last quarter. Return on equity was 15.0%, compared to 8.3% in the same period last year and 14.8% last quarter.
Adjusted net income was $2,560 million compared to $1,308 million last year, an increase of 96%. Adjusted diluted earnings per share were $2.01, compared to $1.04 last year. Adjusted return on equity was 15.1% compared to 8.3% a year ago. The increase in net income was due primarily to lower provision for credit losses, as a result of a more favourable credit and macroeconomic outlook.
Adjusted net income was $2,560 million this quarter compared to $2,475 million last quarter, up 3%. Adjusted diluted earnings per share were $2.01, compared to $1.90 last quarter, and adjusted return on equity was 15.1% compared to 14.9% last quarter. The increase was due primarily to lower provision for credit losses.
Economic summary and outlook
Economic activity in the major markets in which we operate continues to be robust despite rising risks related to the
COVID-19
Delta variant. Incoming data generally continues to meet or beat expectations as the removal of restrictions leads to surges in economic activity that are compounded by high commodity prices. In some Pacific Alliance countries, this is occurring despite an increase in political uncertainty which has led to sharp moves in some foreign exchange rates. It is clear, however, that market participants are concerned about the evolution of the Delta variant and its impact on economies and policy settings as demonstrated in part by the decline in long-term government bond yields.
Looking through to 2023, the outlook in Canada and the United States has improved even as a potential fourth wave seems likely. Fundamentals remain solid, with high household wealth, pent-up
demand for a range of goods and services, low interest rates, and a still highly stimulative fiscal stance in the United States and to a lesser extent Canada. It also seems clear that the fourth wave will not trigger the type of mobility restrictions associated with earlier phases given the world-leading vaccination rates in Canada, and the rejection of such restrictions in some U.S. states. We continue to anticipate that policy rates will begin to rise in mid-2022
in Canada and early 2023 in the U.S. There remains a risk that supply chain challenges put more persistent upward pressure on inflation. If this were to happen, policy rates would likely rise more rapidly. We also expect that the decline in government bond yields seen thus far will reverse as concerns about the U.S. debt ceiling fade, the U.S. Treasury returns more aggressively to debt markets, and worries about the economic impacts of the Delta variant fade.
The global backdrop remains very favourable to the Pacific Alliance countries in spite of the uncertainty created by political developments. That uncertainty is generally abating although questions remain about the direction of the new government in Peru as well as the ongoing Constitutional reform process in Chile. As is the case elsewhere in the world, the Delta variant poses risks to Pacific Alliance countries. We have nevertheless raised our forecasts for the region given the resilience of incoming data, the continued strength of commodity prices, and the generally robust recovery underway in advanced economies. Owing in part to this strength, but also to the impact of weaker currencies, central banks in Chile and Mexico have already moved to contain inflationary pressures by raising interest rates well ahead of the timelines expected in Canada and the U.S.
Impact of
COVID-19
The
COVID-19
Delta variant remains a risk to the global recovery, but the economic impacts of this most recent mutation of the virus are likely to be less damaging than in earlier waves. Government supports remain in place in most countries and have recently been extended in Canada, for example. A much higher share of the global population is vaccinated against the virus than in previous waves – though this varies substantially by country – giving countries much greater optionality to handle a resurgence of the virus. Some countries, like the United States, seem unlikely to re-impose
mobility restrictions to halt the spread of the virus. Taken together, these facts suggest that the most recent variant may have a much more muted economic impact across our footprint. Nonetheless, there remain ongoing impacts from
COVID-19
in economies. Unemployment is well above
pre-COVID
levels in several countries, and the sectors most heavily affected by COVID-19 since its outset continue to operate well below pre-pandemic
levels.
To support customers, starting in Q2, 2020 the Bank had implemented a number of customer assistance programs across the footprint, including deferral of loan payments. Offering of loan payment deferral programs largely ended by October 31, 2020 and the remaining balance of loans in deferral is only $128 million as at July 31, 2021 in International Banking (April 30, 2021 – $510 million). For customer accounts where payment deferrals have expired, cumulatively since the inception of the programs in Q2 2020, approximately 95% are current on payments. For additional details on customer assistance programs launched by the Bank, refer to page 25 of the 2020 Annual Report.
Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the table “
Constant dollar
” in
Non-GAAP
Measures on page 7.

	Average exchange rate			% Change
For the three months ended	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021 vs. April 30, 2021	July 31, 2021 vs. July 31, 2020
U.S dollar/Canadian dollar	0.814	0.795	0.731	2.4%	11.4%
Mexican Peso/Canadian dollar	16.265	16.197	16.622	0.4%	(2.1)%
Peruvian Sol/Canadian dollar	3.152	2.929	2.538	7.6%	24.2%
Colombian Peso/Canadian dollar	3,050.455	2,867.219	2,733.361	6.4%	11.6%
Chilean Peso/Canadian dollar	594.658	571.409	584.980	4.1%	1.7%

	Average exchange rate		% Change
For the nine months ended	July 31, 2021	July 31, 2020	July 31, 2021 vs. July 31, 2020
U.S dollar/Canadian dollar	0.795	0.740	7.4%
Mexican Peso/Canadian dollar	16.025	15.645	2.4%
Peruvian Sol/Canadian dollar	2.963	2.525	17.3%
Colombian Peso/Canadian dollar	2,890.508	2,673.797	8.1%
Chilean Peso/Canadian dollar	580.104	591.740	(2.0)%

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended		For the nine months ended
Impact on net income (1) ($ millions except EPS)	July 31, 2021 vs. July 31, 2020	July 31, 2021 vs. April 30, 2021	July 31, 2021 vs. July 31, 2020
Net interest income	$(168)	$(65)	$(408)
Non-interest income (2)	(120)	(7)	(239)
Total revenue	(288)	(72)	(647)
Non-interest expenses	130	49	316
Other items (net of tax)	73	19	172
Net income	$(85)	$(4)	$(159)
Earnings per share (diluted)	$(0.07)	$–	$(0.13)
Impact by business line ($ millions)
Canadian Banking	$(3)	$–	$(4)
International Banking (2)	(42)	(3)	(93)
Global Wealth Management	(5)	(1)	(13)
Global Banking and Markets	(33)	(7)	(64)
Other (2)	(2)	7	15
Net income	$(85)	$(4)	$(159)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.
Impact of divested operations
The table below reflects the income earned in each period from divested operations prior to the closing. Refer to Note 20 in the interim consolidated financial statements and Note 37 in the Bank’s 2020 Annual Report for the list of divested operations that have closed:

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net interest income	$–	$3	$8	$9	$96
Non-interest income	–	2	4	5	81
Total revenue	–	5	12	14	177
Provision for credit losses	–	2	6	5	21
Non-interest expenses	–	3	5	5	78
Income tax expense	–	1	1	2	20
Net income	$–	$(1)	$–	$2	$58
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank – relating to divested operations	$–	$(1)	$–	$2	$58

	For the three months ended		For the nine months ended
Impact on net income ($ millions except EPS)	July 31, 2021 vs. April 30, 2021	July 31, 2021 vs. July 31, 2020	July 31, 2021 vs. July 31, 2020
Net interest income	$(3)	$(8)	$(87)
Non-interest income	(2)	(4)	(76)
Total revenue	(5)	(12)	(163)
Provision for credit losses	(2)	(6)	(16)
Non-interest expenses	(3)	(5)	(73)
Income tax expense	(1)	(1)	(18)
Net income	$1	$–	$(56)
Net income attributable to equity holders of the Bank	$1	$–	$(56)
Earnings per share (diluted)	$–	$–	$(0.04)
Group Financial Performance
Net income
Q3 2021 vs Q3 2020
Net income was $2,542 million compared to $1,304 million. Adjusted net income was $2,560 million compared to $1,308 million, an increase of 96%, due mainly to lower provision for credit losses, as a result of a more favourable credit and macroeconomic outlook.
Q3 2021 vs Q2 2021
Net income was $2,542 million compared to $2,456 million. Adjusted net income was $2,560 million compared to $2,475 million, an increase of 3%, due mainly to lower provision for credit losses.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2021 vs
Year-to-date
Q3 2020
Net income was $7,396 million compared to $4,954 million. Adjusted net income was $7,453 million compared to $5,023 million, an increase of 48%, due mainly to lower provision for credit losses, as a result of a more favourable credit and macroeconomic outlook, and lower non-interest expenses, due primarily to the metals business charges and COVID-19 related costs in the prior year.
Total revenue
Q3 2021 vs Q3 2020
Revenues were $7,757 million compared to $7,734 million. Adjusted revenues were $7,757 million compared to $7,689 million, up 1%, due mainly to higher non-interest income, partially offset by lower net interest income.
Q3 2021 vs Q2 2021
Revenues were $7,757 million compared to $7,736 million. Higher net interest income was partially offset by lower non-interest income.
Year-to-date
Q3 2021 vs
Year-to-date
Q3 2020
Revenues were $23,565 million compared to $23,831 million. Adjusted revenues were $23,565 million compared to $23,634 million, a decrease of $69 million. The impact of lower net interest income was partially offset by higher non-interest income.
Net interest income
Q3 2021 vs Q3 2020
Net interest income was $4,217 million, a decrease of $36 million or 1%. Excluding the negative impact of foreign currency translation, net interest income increased 3%, due primarily to a higher contribution from asset/liability management activities, and loan growth in Canadian Banking. This was partially offset by a lower margin in International Banking.
The core banking margin was up 13 basis points to 2.23%, driven primarily by decreased levels of high quality, lower-margin liquid assets and a higher contribution from asset/liability management activities, partially offset by lower margins related to changes in business mix in Canadian and International Banking.
Q3 2021 vs Q2 2021
Net interest income was up $41 million or 1%. Excluding the negative impact of foreign currency translation, net interest income increased 3%, due primarily to the impact of three more days in the quarter.
The core banking margin of 2.23% was down three basis points driven by lower margins in International Banking and Canadian Banking, primarily related to changes in business mix. This was partially offset by decreased levels of high quality, lower-margin liquid assets.
Year-to-date
Q3 2021 vs
Year-to-date
Q3 2020
Net interest income was $12,744 million, a decrease of $318 million or 2%. Excluding the negative impact of foreign currency translation, net interest income increased 1%, due primarily to a higher contribution from asset/liability management activities. This was partially offset by the negative impact of divested operations, and lower margins.
The core banking margin was down four basis points to 2.25%, driven by lower margins in International Banking and Canadian Banking related to changes in business mix and central bank rate cuts in 2020, partially offset by a higher contribution from asset/liability management activities and a higher margin in Global Banking and Markets.
Non-interest
income
Q3 2021 vs Q3 2020
Non-interest income was $3,540 million, up $59 million or 2%. Adjusted non-interest income was up $104 million or 3%, and up 7% excluding the negative impact of foreign currency translation. The increase was due mainly to higher banking and wealth management revenues, partially offset by lower trading revenues.
Q3 2021 vs Q2 2021
Non-interest income was down $20 million or 1% due mainly to lower trading revenues, investment gains and income from associated corporations, partially offset by higher wealth management revenues.
Year-to-date
Q3 2021 vs
Year-to-date
Q3 2020
Non-interest income was $10,821 million, up $52 million. Adjusted non-interest income was up $249 million or 2%, and up 5% excluding the negative impact of foreign currency translation. The increase was due primarily to higher wealth management revenues including performance fees, banking revenues, underwriting and advisory fees, and income from associated corporations. These were partially offset by lower trading revenues and insurance fees, and the prior year benefit of aligning the reporting period of Mexico with the Bank.
Provision for credit losses
Q3 2021 vs Q3 2020
The provision for credit losses was $380 million compared to $2,181 million, a decrease of $1,801 million or 83%. The provision for credit losses ratio decreased 112 basis points to 24 basis points.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision on performing loans was a net reversal of $461 million compared to $1,253 million, a decrease of $1,714 million. Of this decrease, $1,299 million is related to retail due primarily to the more favourable macroeconomic outlook across the footprint and credit migration to impaired, mainly in International Banking. Commercial and corporate banking provisions decreased $415 million driven primarily by the improving macroeconomic outlook.
Provision on impaired loans was $841 million compared to $928 million, a decrease of $87 million or 9% driven by lower commercial and corporate provisions, partially offset by higher retail provisions in International Banking driven by credit migration. The provision for credit losses ratio on impaired loans decreased five basis points to 53 basis points.
Q3 2021 vs Q2 2021
The provision for credit losses was $380 million compared to $496 million, a decrease of $116 million. The provision for credit losses ratio decreased nine basis points to 24 basis points.
Provision on performing loans was a net reversal of $461 million compared to net reversal of $696 million last quarter. Approximately $180 million of the provision reversals this quarter was due to reduction of allowances built in prior periods reflecting the improvement in credit quality and more favourable macroeconomic outlook. The remaining reversal was due to credit migration, the majority of which was to impaired loans in the retail portfolio, mainly in International Banking.
Provision on impaired loans was $841 million, a decrease of $351 million or 29% due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 53 basis points, a decrease of 27 basis points.
Year-to-date
Q3 2021 vs
Year-to-date
Q3 2020
The provision for credit losses was $1,640 million compared to $4,953 million, a decrease of $3,313 million. Adjusted provision for credit losses decreased $3,158 million or 66%. The provision for credit losses ratio decreased 71 basis points to 35 basis points and the adjusted provision for credit losses ratio decreased by 68 basis points.
Provision on performing loans was a net reversal of $1,155 million compared to $2,320 million, a decrease of $3,475 million. The adjusted provision for performing loans decreased $3,353 million of which $2,566 million related to retail driven by the more favourable macroeconomic outlook and credit migration. Commercial and corporate banking provisions decreased $787 million driven primarily by improving macroeconomic outlook. Approximately $380 million (July 31, 2020 – nil) of the provision reversals was due to release of allowances built in prior periods.
The provision for credit losses on impaired loans was $2,795 million, an increase of $162 million. Adjusted provision for credit losses on impaired loans increased $195 million or 8% due to higher retail provisions in International Banking driven by credit migration, partially offset by lower provisions in Canadian Banking portfolios. The provision for credit losses ratio on impaired loans increased four basis points to 60 basis points and also increased four basis points on an adjusted basis.
Non-interest expenses
Q3 2021 vs Q3 2020
Non-interest expenses were $4,097 million, up $79 million or 2%. Adjusted non-interest expenses of $4,073 million increased 3%. The increase was due to higher performance-based compensation, other employee benefits, professional fees and technology-related costs to support business growth. Partly offsetting were the positive impact of foreign currency translation and lower personnel costs due partly to prior year COVID-19 related employee financial support.
The productivity ratio was 52.8% compared to 52.0%. On an adjusted basis, the productivity ratio was 52.5% compared to 51.4%.
Q3 2021 vs Q2 2021
Non-interest expenses were up $55 million or 1%. Adjusted non-interest expenses also increased 1%. Increases were due to higher personnel and technology costs to support business growth, professional fees and the impact of three more days in the quarter. Partly offsetting was the positive impact of foreign currency translation.
The productivity ratio was 52.8% compared to 52.2%. On an adjusted basis, the productivity ratio was 52.5% compared to 51.9%.
Year-to-date
Q3 2021 vs
Year-to-date
Q3 2020
Non-interest expenses were down $452 million or 4%. Adjusted non-interest expenses decreased 2%, or in line with the prior year excluding the metals business charges. Expenses were positively impacted by foreign currency translation and divested operations, lower COVID-19 related costs, advertising and communication expenses. These were offset by the investment in the SCENE loyalty program, higher performance-based compensation, technology-related costs to support business growth and business and capital taxes.
The productivity ratio was 52.4% compared to 53.7%. On an adjusted basis, the productivity ratio was 52.1% compared to 52.9%. Operating leverage was positive 2.4% on a reported basis and positive 1.6% on an adjusted basis.
Taxes
Q3 2021 vs Q3 2020
The effective tax rate was 22.5% compared to 15.1%. On an adjusted basis, the effective tax rate was 22.5% compared to 16.1%, due primarily to significantly higher provision for credit losses recorded in entities that operate in higher tax rate jurisdictions in the prior year, and changes in business and earnings mix across jurisdictions.
Q3 2021 vs Q2 2021
On both a reported and adjusted basis, the effective tax rate was 22.5% compared to 23.2% due primarily to changes in business and earnings mix across jurisdictions.
Year-to-date
Q3 2021 vs
Year-to-date
Q3 2020
The effective tax rate was 22.8% compared to 18.5%. On an adjusted basis, the effective tax rate was 22.8% compared to 20.6% due primarily to significantly higher provision for credit losses in entities that operate in higher tax rate jurisdictions in the prior year, partially offset by lower non-deductible expenses in the current year.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Reported Results
Net interest income	$2,030	$1,934	$1,930	$5,948	$5,884
Non-interest income (1)	765	690	570	2,119	1,849
Total revenue	2,795	2,624	2,500	8,067	7,733
Provision for credit losses	69	145	752	429	1,743
Non-interest expenses	1,267	1,229	1,172	3,700	3,625
Income tax expense	380	323	147	1,021	607
Net income	$1,079	$927	$429	$2,917	$1,758
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,079	$927	$429	$2,917	$1,758
Other financial data and measures
Return on equity (2)	26.1%	23.5%	10.1%	23.8%	14.0%
Net interest margin (2)(3)	2.23%	2.26%	2.26%	2.25%	2.32%
Provision for credit losses – performing (Stage 1 and 2)	$(66)	$(97)	$435	$(162)	$851
Provision for credit losses – impaired (Stage 3)	$135	$242	$317	$591	$892
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.07%	0.16%	0.85%	0.16%	0.66%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.14%	0.27%	0.36%	0.21%	0.34%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.18%	0.24%	0.30%	0.21%	0.30%
Average assets ($ billions)	$384	$372	$359	$375	$357
Average liabilities ($ billions)	$317	$311	$283	$311	$271
(1)
Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2021 – $23 (April 30, 2021 – $26; July 31, 2020 – $9) and for the nine months ended July 31, 2021 – $69 (July 31, 2020 – $41).

(2)	Refer to Non-GAAP Measures on page 5.
(3)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Adjusted Results (1)
Net interest income	$2,030	$1,934	$1,930	$5,948	$5,884
Non-interest income	765	690	570	2,119	1,849
Total revenue	2,795	2,624	2,500	8,067	7,733
Provision for credit losses (2)	69	145	752	429	1,672
Non-interest expenses (3)	1,262	1,224	1,167	3,684	3,609
Income tax expense	381	324	148	1,025	630
Net income	$1,083	$931	$433	$2,929	$1,822
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,083	$931	$433	$2,929	$1,822
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $71 in the first quarter of 2020.
(3)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2021 – $5 (April 30, 2021 – $5; July 31, 2020 – $5) and for the nine months ended July 31, 2021 – $16 (July 31, 2020 – $16).

Net income
Q3 2021 vs Q3 2020
Net income attributable to equity holders was $1,079 million, compared to $429 million. Adjusted net income was $1,083 million, an increase of $650 million or 150%. The increase was due primarily to lower provision for credit losses and higher revenues, partly offset by higher non-interest expenses.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2021 vs Q2 2021
Net income attributable to equity holders increased $152 million or 16%. The increase was due primarily to higher revenues, and lower provision for credit losses, partly offset by higher non-interest expenses.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net income attributable to equity holders was $2,917 million, an increase of $1,159 million or 66%. Adjusted net income was $2,929 million, an increase of $1,107 million or 61%. The increase was due primarily to lower provision for credit losses and higher revenues, partly offset by higher non-interest expenses.
Average assets
Q3 2021 vs Q3 2020
Average assets increased $25 billion or 7% to $384 billion. The growth included $23 billion or 10% in residential mortgages and $4 billion or 7% in business loans and acceptances, partially offset by declines of $1 billion or 1% in personal loans and $1 billion or 10% in credit cards.
Q3 2021 vs Q2 2021
Average assets increased $12 billion or 3%. The growth included $8 billion or 4% in residential mortgages and $2 billion or 4% in business loans and acceptances.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Average assets increased $18 billion or 5% to $375 billion. The growth included $18 billion or 8% in residential mortgages and $3 billion or 5% in business loans and acceptances, partially offset by declines of $2 billion or 3% in personal loans and $1 billion or 17% in credit cards.
Average liabilities
Q3 2021 vs Q3 2020
Average liabilities increased $34 billion or 12% to $317 billion. The growth included $22 billion or 26% in non-personal deposits and $9 billion or 5% in personal deposits.
Q3 2021 vs Q2 2021
Average liabilities increased 2% to $317 billion. The growth included $4 billion or 4% in non-personal deposits and $2 billion or 1% in personal deposits.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Average liabilities increased 15% to $311 billion. The growth included $22 billion or 28% in non-personal deposits and $16 billion or 9% in personal deposits.
Total revenue
Q3 2021 vs Q3 2020
Revenues were $2,795 million, up $295 million or 12%, due to higher non-interest income and net interest income.
Q3 2021 vs Q2 2021
Revenues increased $171 million or 7%, due to higher net interest income and non-interest income.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Revenues of $8,067 million were up $334 million or 4%. The increase was due to higher non-interest income and net interest income.
Net interest income
Q3 2021 vs Q3 2020
Net interest income of $2,030 million increased $100 million or 5%, due primarily to strong volume growth, partially offset by margin compression. The net interest margin declined three basis points to 2.23%, primarily driven by changes in business mix, due mainly to higher residential mortgages and lower personal loans and credit cards.
Q3 2021 vs Q2 2021
Net interest income increased $96 million or 5%, driven by the impact of three more days in the quarter and strong volume growth, partially offset by margin compression. The net interest margin declined three basis points to 2.23%, primarily driven by changes in business mix, due mainly to higher residential mortgages, while credit card balances remained in line with the prior quarter.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net interest income of $5,948 million increased $64 million or 1%, due primarily to strong volume growth, partially offset by margin compression. The net interest margin declined seven basis points to 2.25%, primarily driven by changes in business mix and Bank of Canada interest rate cuts in 2020.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest income
Q3 2021 vs Q3 2020
Non-interest income of $765 million increased $195 million or 34%. The increase was due primarily to higher banking revenue, elevated private equity gains, and increased mutual fund distribution fees, income from associated corporations and foreign exchange revenues.
Q3 2021 vs Q2 2021
Non-interest income increased $75 million or 11% due primarily to elevated private equity gains and higher banking revenue, mutual fund distribution fees and foreign exchange revenues.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Non-interest income of $2,119 million increased $270 million or 15%. The increase was due primarily to higher banking revenue, elevated private equity gains, and increased mutual fund distribution fees and income from associated corporations.
Provision for credit losses
Q3 2021 vs Q3 2020
The provision for credit losses was $69 million, compared to $752 million, down 91%. The provision for credit losses ratio decreased 78 basis points to seven basis points.
Provision on performing loans was a net reversal of $66 million compared to $435 million, a decrease of $501 million of which $311 million was related to retail, driven by the more favourable credit and macroeconomic outlook. Commercial provisions decreased $190 million due primarily to the more favourable macroeconomic outlook.
Provision on impaired loans decreased $182 million to $135 million, down 57% due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 14 basis points, a decrease of 22 basis points.
Q3 2021 vs Q2 2021
The provision for credit losses was $69 million compared to $145 million, down $76 million or 52%. The provision for credit losses ratio decreased nine basis points to seven basis points.
Provision on performing loans was a net reversal of $66 million compared to a net reversal of $97 million last quarter. The provision reversals were driven by the more favourable macroeconomic outlook and stable credit quality. In the retail portfolio, provision reversals were driven by lower delinquency and the more favourable macroeconomic outlook.
Provision on impaired loans decreased $107 million to $135 million due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 14 basis points, a decrease of 13 basis points.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
The provision for credit losses was $429 million compared to $1,743 million, a decrease of $1,314 million. Adjusted provision for credit losses decreased $1,243 million or 74%. The provision for credit losses ratio was 16 basis points, a decrease of 50 basis points and adjusted provision for credit losses ratio decreased by 47 basis points.
Provision on performing loans was a net reversal of $162 million, a decrease of $1,013 million. Adjusted provision on performing loans was down $946 million, mostly in retail, due primarily to the more favourable credit and macroeconomic outlook. Adjusted commercial provisions decreased $322 million due primarily to stable credit quality and the more favourable macroeconomic outlook.
Provision on impaired loans was $591 million, down $301 million. Adjusted provision on impaired loans was down $297 million due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 21 basis points, a decrease of 13 basis points and adjusted provision for credit losses ratio also decreased by 13 basis points.
Non-interest expenses
Q3 2021 vs Q3 2020
Non-interest expenses were $1,267 million, up $95 million or 8%, due largely to higher personnel and technology costs to support business development.
Q3 2021 vs Q2 2021
Non-interest expenses were up $38 million or 3%, driven by the impact of three more days in the quarter and higher personnel and technology costs to support business development.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Non-interest expenses were $3,700 million, up $75 million or 2%, driven mainly by higher technology costs to support business development and higher personnel costs, partially offset by lower advertising and travel expenses.
Taxes
The effective tax rate was 26.0% compared to 25.5% in the prior year and 25.8% in the prior quarter.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2021 vs Year-to-date Q3 2020
The effective tax rate of 25.9% increased from 25.7% in the prior year.

International Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Reported Results
Net interest income	$1,586	$1,662	$1,906	$5,036	$5,818
Non-interest income (1)(2)	776	716	664	2,265	2,444
Total revenue	2,362	2,378	2,570	7,301	8,262
Provision for credit losses	339	396	1,278	1,260	2,877
Non-interest expenses	1,299	1,294	1,390	3,995	4,519
Income tax expense/(benefit)	160	181	(70)	498	127
Net income (loss)	$564	$507	$(28)	$1,548	$739
Net income (loss) attributable to non-controlling interest in subsidiaries	$78	$87	$(54)	$253	$22
Net income attributable to equity holders of the Bank	$486	$420	$26	$1,295	$717
Other financial data and measures
Return on equity (3)	11.1%	9.9%	0.4%	9.8%	4.8%
Net interest margin (3)(4)	3.72%	3.95%	3.99%	3.90%	4.26%
Provision for credit losses – performing (Stage 1 and 2)	$(364)	$(545)	$705	$(912)	$1,237
Provision for credit losses – impaired (Stage 3)	$703	$941	$573	$2,172	$1,640
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	1.00%	1.18%	3.33%	1.23%	2.57%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	2.08%	2.81%	1.49%	2.12%	1.46%
Net write-offs as a percentage of average net loans and acceptances (annualized)	2.37%	2.72%	1.17%	2.11%	1.29%
Average assets ($ billions)	$191	$194	$216	$195	$208
Average liabilities ($ billions)	$146	$149	$162	$149	$155
(1)
Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2021 – $52 (April 30, 2021 – $53; July 31, 2020 – $47) and for the nine months ended July 31, 2021 – $154 (July 31, 2020 – $205).

(2)	Includes one additional month of earnings relating to Mexico of $50 (after tax and NCI $37) in the first quarter of 2020.
(3)	Refer to Non-GAAP Measures on page 5.
(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Adjusted Results (1)
Net interest income	$1,586	$1,662	$1,906	$5,036	$5,818
Non-interest income	776	716	664	2,265	2,444
Total revenue	2,362	2,378	2,570	7,301	8,262
Provision for credit losses (2)	339	396	1,278	1,260	2,800
Non-interest expenses (3)(4)	1,288	1,283	1,344	3,960	4,345
Income tax expense/(benefit)	164	183	(56)	508	198
Net income	$571	$516	$4	$1,573	$919
Net income (loss) attributable to non-controlling interest in subsidiaries	$78	$87	$(49)	$253	$54
Net income attributable to equity holders of the Bank	$493	$429	$53	$1,320	$865
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $77 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs for the three months ended July 31, 2020 – $34 and for the nine months ended July 31, 2020 – $138.
(4)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2021 – $11 (April 30, 2021 – $11; July 31, 2020 – $12) and for the nine months ended July 31, 2021 – $35 (July 31, 2020 – $36).

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Impact of Divested Operations
Net interest income	$–	$3	$8	$9	$96
Non-interest income	–	2	4	5	73
Total revenue	–	5	12	14	169
Provision for credit losses	–	2	6	5	21
Non-interest expenses	–	3	5	5	70
Income tax expense	–	1	1	2	20
Net income	$–	$(1)	$–	$2	$58
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank – relating to divested operations	$–	$(1)	$–	$2	$58

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q3 2021 vs Q3 2020
Net income attributable to equity holders was $486 million, compared to $26 million. Adjusted net income increased to $493 million from $53 million. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues, higher income taxes, and the negative impact of foreign currency translation.
Q3 2021 vs Q2 2021
Net income attributable to equity holders increased $66 million or 16%. Adjusted net income attributable to equity holders increased by $64 million or 15%. This was due largely to lower provision for credit losses and income taxes, partially offset by lower revenues.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net income attributable to equity holders was $1,295 million, an increase of $578 million. Adjusted net income attributable to equity holders was $1,320 million, an increase of $455 million. This increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues, higher income taxes, and the negative impact of foreign currency translation.
Financial Performance on an Adjusted and Constant Dollar Basis
The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking (1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Constant dollars – Adjusted
Net interest income (2)	$1,586	$1,604	$1,738	$5,036	$5,399
Non-interest income (3)	776	706	614	2,265	2,294
Total revenue	2,362	2,310	2,352	7,301	7,693
Provision for credit losses	339	379	1,166	1,260	2,627
Non-interest expenses	1,288	1,245	1,252	3,960	4,085
Income tax expense/(benefit)	164	180	(55)	508	174
Net income	$571	$506	$(11)	$1,573	$807
Net income attributable to non-controlling interest in subsidiaries	$78	$84	$(44)	$253	$50
Net income attributable to equity holders of the Bank	$493	$422	$33	$1,320	$757
Other financial data and measures
Average assets ($ billions)	$191	$188	$200	$194	$197
Average liabilities ($ billions)	$146	$144	$151	$149	$148
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes one additional month of earnings related to Mexico of $44 (After tax and NCI $32) in the first quarter of 2020.
(3)
Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2021 – $52 (April 30, 2021 – $51; July 31, 2020 – $45) and for the nine months ended July 31, 2021 – $154 (July 31, 2020 – $203).

Net income
Q3 2021 vs Q3 2020
Net income attributable to equity holders was $486 million, an increase of $477 million. Adjusted net income increased to $493 million from $33 million. This increase was driven by lower provision for credit losses, partially offset by higher income taxes.
Q3 2021 vs Q2 2021
Net income attributable to equity holders increased $72 million or 17%. Adjusted net income attributable to equity holders increased by $71 million or 17%. This was due largely to lower provision for credit losses, higher non-interest income, and lower income taxes, partially offset by higher non-interest expenses.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net income attributable to equity holders was $1,295 million, an increase of $679 million. Adjusted net income attributable to equity holders was $1,320 million, up $563 million. This increase was due largely to lower provision for credit losses and non-interest expenses, partially offset by lower revenues and higher income taxes.
Average assets
Q3 2021 vs Q3 2020
Average assets of $191 billion, a decrease of $9 billion or 5%. Total loans declined by 5% due to an 8% decline in commercial loans and 11% decline in personal loans and credit cards, partially offset by a 6% increase in residential mortgages.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2021 vs Q2 2021
Average assets increased 1%. Increases in residential mortgages of 2% and commercial loans of 1% were offset by a 3% decline in personal loans and credit cards.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Average assets decreased by $3 billion or 1%, due primarily to a decrease in loans, partially offset by an increase in investment securities.
Average liabilities
Q3 2021 vs Q3 2020
Average liabilities of $146 billion were down 3%, due primarily to a decline of 2% in total deposits driven by non-personal deposits in Latin America.
Q3 2021 vs Q2 2021
Average liabilities increased by $2 billion or 1%, from an increase of 3% in total deposits driven by non-personal deposits in Latin America.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Average liabilities increased by $1 billion or 1%, due to higher funding from central banks, partially offset by a 1% decline in total deposits driven by reduction in non-personal deposits.
Total revenue
Q3 2021 vs Q3 2020
Revenues were $2,362 million, an increase of $10 million, driven primarily by higher non-interest income, partially offset by lower net interest income.
Q3 2021 vs Q2 2021
Revenues increased by $53 million, or 2%, driven primarily by higher non-interest income, partially offset by lower net interest income.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Revenues were $7,301 million, down $392 million or 5%, driven primarily by a decline in net interest income.
Net interest income
Q3 2021 vs Q3 2020
Net interest income was $1,586 million, down 9%, driven by margin compression and lower personal loans and credit cards. Net interest margin declined by 27 basis points to 3.72% due primarily to margin compression, changes in business mix from lower personal loans, credit cards and commercial loans, and an increased volume of lower-margin, high-quality liquid assets.
Q3 2021 vs Q2 2021
Net interest income decreased $18 million, down 1%, due primarily to margin compression and a reduction in personal and credit card loans. Net interest margin declined by 23 basis points to 3.72% due primarily to margin compression and changes in business mix from a decline in personal loans and credit cards.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net interest income was $5,036 million, down 7%. The decline was due mainly to a decrease in personal loans and credit cards. The net interest margin declined by 35 basis points due to the impact of rate reductions across the footprint, changes in business mix from a decline in personal loans and credit cards, and increased volume of lower margin, high-quality liquid assets.
Non-interest income
Q3 2021 vs Q3 2020
Non-interest income was $776 million, up 27%, due to higher banking and credit card fees, trading revenues, and insurance services income.
Q3 2021 vs Q2 2021
Non-interest income increased $71 million, or 10% due to higher trading revenues, and insurance services income.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Non-interest income was $2,265 million, down 1%, due primarily to lower credit card fees, insurance services income, income from associate corporations and the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) last year, partially offset by higher trading revenues and investment gains.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Q3 2021 vs Q3 2020
The provision for credit losses was $339 million compared to $1,166 million, down $827 million. The provision for credit losses ratio decreased 233 basis points to 100 basis points.
Provision on performing loans was a net reversal of $364 million, compared to $634 million, a decrease of $998 million of which $923 million related to the retail portfolio driven by credit migration mainly in Colombia and Peru, and the more favourable macroeconomic outlook. The decrease was also driven by lower commercial provisions due to the more favourable macroeconomic outlook.
Provision on impaired loans increased $171 million to $703 million, due primarily to higher retail provisions driven by credit migration mainly in Colombia and Peru, partially offset by lower commercial provisions. The provision for credit losses ratio on impaired loans was 208 basis points, an increase of 59 basis points.
Q3 2021 vs Q2 2021
The provision for credit losses was $339 million compared to $379 million, down $40 million or 11%. The provision for credit losses ratio decreased 18 basis points to 100 basis points.
Provision on performing loans was a net reversal of $364 million, compared to a net reversal of $516 million. The provision reversals were mainly in the retail portfolio driven by higher credit migration in the prior quarter and the more favourable macroeconomic outlook this quarter.
Provision on impaired loans decreased $192 million to $703 million due primarily to lower retail provisions mainly in Peru. The provision for credit losses ratio on impaired loans decreased 73 basis points to 208 basis points.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
The provision for credit losses was $1,260 million, compared to $2,698 million. Adjusted provision for credit losses decreased $1,367 million driven primarily by lower retail provisions on performing loans. The provision for credit losses ratio was 123 basis points, a decrease of 134 basis points and adjusted provision for credit losses ratio decreased by 127 basis points.
Provision on performing loans was a net reversal of $912 million, down $2,070 million. Adjusted provision on performing loans decreased $2,024 million of which $1,873 million related to retail driven by credit migration and the more favourable macroeconomic outlook.
Provision on impaired loans was $2,172 million, up $631 million. Adjusted provision on impaired loans was up $657 million due primarily to higher retail provisions driven by credit migration. The provision for credit losses ratio on impaired loans was 212 basis points, an increase of 66 basis points and adjusted provision for credit losses ratio increased by 68 basis points.
Non-interest expenses
Q3 2021 vs Q3 2020
Non-interest expenses were $1,299 million, in line with last year. On an adjusted basis, non-interest expenses increased 3% driven by higher salaries and employee benefits, as well as higher technology costs mainly in the Caribbean region.
Q3 2021 vs Q2 2021
Non-interest expenses increased 4%. The increase was driven primarily by higher salaries and employee benefits, professional fees, and technology costs mainly in the Caribbean region.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Non-interest expenses were $3,995 million, down 6%. On an adjusted basis, non-interest expenses were $3,960 million, a decrease of 3%. The decline was driven by lower salaries and employee benefits and lower premises costs resulting from efficiency initiatives, partially offset by higher technology costs.
Taxes
Q3 2021 vs Q3 2020
The effective tax rate was 22.1%, compared to a recovery rate of 71.0%. On an adjusted basis, the effective tax rate was 22.1%, compared to a recovery rate of 106.8% due primarily to higher loan loss provisions recorded in higher tax rate jurisdictions in the prior year.
Q3 2021 vs Q2 2021
The effective tax rate was 22.1%, compared to 26.2% due primarily to higher inflationary adjustments in Mexico, and changes in earnings mix across jurisdictions.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
The effective tax rate year-to-date was 24.3% compared to 14.6%. The adjusted effective tax rate is 24.4% compared to 17.7% due primarily to higher loan loss provisions recorded in higher tax rate jurisdictions in the prior year and changes in earnings mix across jurisdictions.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Reported Results
Net interest income	$160	$152	$145	$467	$431
Non-interest income	1,175	1,156	990	3,566	2,988
Total revenue	1,335	1,308	1,135	4,033	3,419
Provision for credit losses	(1)	(2)	1	1	4
Non-interest expenses	812	802	700	2,431	2,152
Income tax expense	132	134	110	414	326
Net income	$392	$374	$324	$1,187	$937
Net income attributable to non-controlling interest in subsidiaries	$2	$2	$3	$7	$8
Net income attributable to equity holders of the Bank	$390	$372	$321	$1,180	$929
Other financial data and measures
Return on equity (1)	16.5%	16.4%	13.8%	16.8%	13.4%
Assets under administration ($ billions)	$587	$571	$503	$587	$503
Assets under management ($ billions)	$344	$332	$293	$344	$293
Average assets ($ billions)	$29	$28	$26	$28	$26
Average liabilities ($ billions)	$46	$45	$40	$44	$38
(1)	Refer to Non-GAAP Measures on page 5.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Adjusted Results (1)
Net interest income	$160	$152	$145	$467	$431
Non-interest income	1,175	1,156	990	3,566	2,988
Total revenue	1,335	1,308	1,135	4,033	3,419
Provision for credit losses (2)	(1)	(2)	1	1	3
Non-interest expenses (3)(4)	804	792	685	2,404	2,105
Income tax expense	133	138	114	421	339
Net income	$399	$380	$335	$1,207	$972
Net income attributable to non-controlling interest in subsidiaries	$2	$2	$3	$7	$8
Net income attributable to equity holders of the Bank	$397	$378	$332	$1,200	$964
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $1 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs for the three months ended July 31, 2020 – $6 and for the nine months ended April 30, 2020 – $19.
(4)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2021 – $8 (April 30, 2021 – $10; July 31, 2020 – $9) and for the nine months ended July 31, 2021 – $27 (July 31, 2020 – $28).

Net income
Q3 2021 vs Q3 2020
Net income attributable to equity holders was $390 million, an increase of $69 million or 21%. Adjusted net income increased to $397 million, up $65 million or 19%, due primarily to higher mutual fund fees and brokerage revenues, partially offset by higher volume-related expenses.
Q3 2021 vs Q2 2021
Net income attributable to equity holders increased $18 million or 5%. Adjusted net income increased $19 million or 5%, due primarily to higher fee income from strong net sales and market appreciation, partially offset by volume driven expense growth.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net income attributable to equity holders was $1,180 million, an increase of $251 million or 27%. Adjusted net income increased to $1,200 million, up 24%, due primarily to higher mutual fund fees, brokerage revenues, and elevated performance fees, partially offset by higher volume related expenses.
Assets under management (AUM) and assets under administration (AUA)
Q3 2021 vs Q3 2020
Assets under management of $344 billion increased $51 billion or 17%, while assets under administration of $587 billion increased $84 billion or 17%, due primarily to higher net sales and market appreciation.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2021 vs Q2 2021
Assets under management increased $12 billion or 4%, and assets under administration increased by $16 billion or 3%, due primarily to higher net sales and market appreciation.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Assets under management of $344 billion increased $51 billion or 17%, while assets under administration of $587 billion increased $84 billion or 17%, due primarily to higher net sales and market appreciation.
Total revenue
Q3 2021 vs Q3 2020
Revenues were $1,335 million, up $200 million or 18% due primarily to higher fee income driven by growth in client assets reflecting market appreciation and net sales, higher brokerage revenues, and higher net interest income from growth in residential mortgages and personal loans.
Q3 2021 vs Q2 2021
Revenues were up $27 million or 2% due primarily to higher fee income driven by growth in client assets reflecting market appreciation and net sales.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Revenues of $4,033 million were up $614 million or 18%, due primarily to higher mutual fund fees from growth in client assets, brokerage revenues from higher customer activity, higher net interest income from growth in residential mortgages and personal loans and elevated performance fees.
Provision for credit losses
Q3 2021 vs Q3 2020
The provision for credit losses was a net reversal of $1 million, a decrease of $2 million from last year. The provision for credit losses ratio was negative three basis points.
Q3 2021 vs Q2 2021
The provision for credit losses was a net reversal of $1 million, an increase of $1 million. The provision for credit losses ratio was negative three basis points.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
The provision for credit losses was $1 million. The provision for credit losses ratio was one basis point.
Non-interest expenses
Q3 2021 vs Q3 2020
Non-interest expenses of $812 million were up $112 million or 16%, driven mainly by higher volume-related expenses, primarily performance-related compensation and distribution expenses, along with higher technology costs to support business initiatives.
Q3 2021 vs Q2 2021
Non-interest expenses were up $10 million or 1%, due largely to higher volume-related expenses.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Non-interest expenses of $2,431 million were up $279 million or 13%, due largely to higher volumes including variable compensation driven by higher performance fees, and technology costs to support business initiatives, partly offset by lower travel and business development expenses.
Taxes
The effective tax rate was 25.2% compared to 25.4% in the prior year and 26.3% in the prior quarter.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
The effective tax rate of 25.8% remained in line with the prior year.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Reported Results
Net interest income	$363	$350	$375	$1,071	$1,085
Non-interest income	890	907	1,170	2,775	3,087
Total revenue	1,253	1,257	1,545	3,846	4,172
Provision for credit losses	(27)	(43)	149	(50)	328
Non-interest expenses	620	633	620	1,867	1,890
Income tax expense	147	150	176	456	459
Net income	$513	$517	$600	$1,573	$1,495
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$513	$517	$600	$1,573	$1,495
Other financial data and measures
Return on equity (1)	16.1%	17.4%	17.5%	16.9%	14.8%
Provision for credit losses – performing (Stage 1 and 2)	$(33)	$(55)	$111	$(83)	$229
Provision for credit losses – impaired (Stage 3)	$6	$12	$38	$33	$99
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	(0.11)%	(0.18)%	0.50%	(0.07)%	0.39%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.03%	0.05%	0.13%	0.04%	0.12%
Net write-offs as a percentage of average net loans and acceptances	0.03%	0.06%	0.11%	0.06%	0.09%
Average assets ($ billions)	$401	$399	$416	$398	$420
Average liabilities ($ billions)	$373	$398	$414	$386	$376
(1)	Refer to Non-GAAP Measures on page 5.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Adjusted Results (1)
Net interest income	$363	$350	$375	$1,071	$1,085
Non-interest income (2)	890	907	1,170	2,775	3,189
Total revenue	1,253	1,257	1,545	3,846	4,274
Provision for credit losses (3)	(27)	(43)	149	(50)	322
Non-interest expenses	620	633	620	1,867	1,890
Income tax expense	147	150	176	456	488
Net income	$513	$517	$600	$1,573	$1,574
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$513	$517	$600	$1,573	$1,574
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for derivatives valuation of $102 in the first quarter of 2020.
(3)	Includes adjustment for Allowance for credit losses – Additional scenario of $6 in the first quarter of 2020.
Net income
Q3 2021 vs Q3 2020
Net income attributable to equity holders was $513 million, a decrease of $87 million or 14%, due to lower net interest income and non-interest income and the negative impact of foreign currency translation, partially offset by lower provision for credit losses.
Q3 2021 vs Q2 2021
Net income attributable to equity holders decreased by $4 million or 1%, due mainly to lower non-interest income, higher provision for credit losses and the negative impact of foreign currency translation, partially offset by higher net interest income and lower non-interest expenses.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net income attributable to equity holders was $1,573 million, an increase of $78 million or 5%. Adjusted net income attributable to equity holders decreased by $1 million, due to lower non-interest income and net interest income, offset by lower provision for credit losses and lower non-interest expenses.
Average assets
Q3 2021 vs Q3 2020
Average assets were $401 billion, a decrease of $15 billion or 4%, due mainly to decreases in loans, securities purchased under resale agreements and the negative impact of foreign currency translation.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2021 vs Q2 2021
Average assets increased $2 billion or 1%, due mainly to an increase in loans and securities purchased under resale agreements partially offset by the negative impact of foreign currency translation.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Average assets were $398 billion, a decrease of $22 billion or 5%, due mainly to decreases in loans, securities purchased under resale agreements and the negative impact of foreign currency translation, partially offset by an increase in trading assets.
Average liabilities
Q3 2021 vs Q3 2020
Average liabilities of $373 billion were lower by $41 billion or 10%, due mainly to lower securities sold under repurchase agreements, decreases in derivative-related liabilities and negative impact of foreign currency translation, partially offset by growth in deposits of 5%.
Q3 2021 vs Q2 2021
Average liabilities decreased $25 billion or 6%, due mainly to lower securities sold under repurchase agreements, lower deposits, and negative impact of foreign currency translation.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Average liabilities of $386 billion, increased $10 billion or 2%, due mainly to strong growth in deposits of 21%.
Total revenue
Q3 2021 vs Q3 2020
Revenues were $1,253 million, a decrease of $292 million or 19% due primarily to lower trading-related revenues and net interest income and the negative impact of foreign currency translation.
Q3 2021 vs Q2 2021
Revenues decreased by $4 million due mainly to lower non-interest income and the negative impact of foreign currency translation, partially offset by higher net interest income.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Revenues decreased by $326 million or 8%. Adjusted revenues decreased by $428 million or 10% due mainly to lower trading revenues and the impact of foreign currency translation.
Net interest income
Q3 2021 vs Q3 2020
Net interest income was $363 million, a decrease of $12 million or 3%, due mainly to lower lending volumes and deposit margins and the impact of foreign currency translation, partially offset by higher deposit volumes and increased lending margins.
Q3 2021 vs Q2 2021
Net interest income increased by $13 million or 4%, due mainly to higher lending margins and loan origination fees, partially offset by the unfavourable impact of foreign currency translation.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net interest income decreased by $14 million or 1%, due mainly to lower loan volumes and the impact of foreign currency translation, partially offset by higher lending margins and higher deposit volumes.
Non-interest income
Q3 2021 vs Q3 2020
Non-interest income was $890 million, a decrease of $280 million or 24%, due mainly to lower fixed income trading-related revenues and the negative impact of foreign currency translation, partially offset by higher equities trading-related revenues and higher advisory fees.
Q3 2021 vs Q2 2021
Non-interest income decreased by $17 million or 2% due mainly to lower underwriting fees and trading-related revenues and the negative impact of foreign currency translation, partially offset by higher advisory fees.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2021 vs Year-to-date Q3 2020
Non-interest income was $2,775 million, a decrease of $312 million or 10%. Adjusted non-interest income decreased $414 million or 13% due mainly to lower fixed income trading-related revenues, partially offset by higher equities trading-related revenues and higher advisory fees.
Provision for credit losses
Q3 2021 vs Q3 2020
The provision for credit losses was a net reversal of $27 million compared to $149 million, a decrease of $176 million. The provision for credit losses ratio was negative 11 basis points, a decrease of 61 basis points.
Provision on performing loans was a net reversal of $33 million compared to $111 million, a decrease of $144 million, due primarily to reversals of Energy portfolio provisions.
Provision on impaired loans was $6 million compared to $38 million, down $32 million, due primarily to lower provisions in the Energy portfolio. The provision for credit losses ratio on impaired loans was three basis points, a decrease of 10 basis points.
Q3 2021 vs Q2 2021
The provision for credit losses was a net reversal of $27 million compared to a net reversal of $43 million. The provision for credit losses ratio was negative 11 basis points.
Provision on performing loans was a reversal of $33 million compared to a reversal of $55 million, an increase of $22 million. The provision reversals this quarter were driven by reversals of Energy portfolio provisions.
Provision on impaired loans was $6 million compared to $12 million, down by $6 million. The provision for credit losses ratio on impaired loans was three basis points, a decrease of two basis points.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
The provision for credit losses decreased $378 million while adjusted provision for credit losses decreased $372 million. The provision for credit losses ratio decreased 46 basis points to negative seven basis points, and adjusted provision for credit losses ratio decreased 45 basis points.
Provision on performing loans was a reversal of $83 million, down $312 million. Adjusted provision on performing loans decreased $306 million due primarily to reversals of Energy portfolio provisions.
Provision on impaired loans was $33 million, down $66 million due primarily to lower provisions related to the Energy portfolio. The provision for credit losses ratio on impaired loans was four basis points, a decrease of eight basis points.
Non-interest expenses
Q3 2021 vs Q3 2020
Non-interest expenses of $620 million remained in line with the prior year as decreases in transaction related costs and the impact of foreign currency were offset by increases in personnel and technology costs to support business development.
Q3 2021 vs Q2 2021
Non-interest expenses decreased $13 million or 2% due mainly to lower technology and personnel costs and the impact of foreign currency translation.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Non-interest expenses of $1,867 million decreased $23 million or 1%, driven by lower personnel costs, advertising and business development costs and the impact of foreign currency translation.
Taxes
The effective tax rate for the quarter was 22.3% compared to 22.7% in the prior year and 22.5% in the prior quarter. The changes were due mainly to the change in earnings mix across jurisdictions.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
The effective tax rate was 22.5% compared to 23.5% or 23.7% on an adjusted basis, due mainly to the change in earnings mix across jurisdictions.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Other (1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Reported Results
Net interest income (2)	$78	$78	$(103)	$222	$(156)
Non-interest income (2)(3)	(66)	91	87	96	401
Total revenue	12	169	(16)	318	245
Provision for credit losses	–	–	1	–	1
Non-interest expenses	99	84	136	354	613
Income tax expense/(benefit) (2)	(81)	(46)	(132)	(207)	(394)
Net income (loss)	$(6)	$131	$(21)	$171	$25
Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$1	$–	$1	$(27)
Net income (loss) attributable to equity holders	$(7)	$130	$(21)	$170	$52
Other measures
Average assets ($ billions)	$143	$158	$190	$156	$156
Average liabilities ($ billions)	$194	$177	$237	$191	$257
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended July 31, 2021 – $74 (April 30, 2021 – $76; July 31, 2020 – $65) and for nine months ended July 31, 2021 – $219 (July 31, 2020 – $208) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)
Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended July 31, 2021 – $(5) (April 30, 2021 – $30; July 31, 2020 – $(17)) and for the nine months ended July 31, 2021 – $10 (July 31, 2020 – $(63)).

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Adjusted Results (1)
Net interest income	$78	$78	$(103)	$222	$(156)
Non-interest income (2)(3)	(66)	91	42	96	102
Total revenue	12	169	(61)	318	(54)
Provision for credit losses	–	–	1	–	1
Non-interest expenses (3)(4)	99	84	135	354	562
Income tax expense/(benefit)	(81)	(46)	(133)	(207)	(353)
Net income (loss)	$(6)	$131	$(64)	$171	$(264)
Net income (loss) attributable to non-controlling interest in subsidiaries	$1	$1	$–	$1	$1
Net income (loss) attributable to equity holders	$(7)	$130	$(64)	$170	$(265)
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.
(2)	Includes adjustment for derivatives valuation of $14 in the first quarter of 2020.
(3)	Includes adjustment for Net (gain)/loss on divestitures of $(262) in the first quarter of 2020.
(4)	Includes adjustment for software impairment charge of $44 in the first quarter of 2020.
The Other segment includes Group Treasury, smaller operating segments, net gain or loss on divestitures and other corporate items which are not allocated to a business line.
Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q3 2021 vs Q3 2020
Net income attributable to equity holders was a net loss of $7 million compared to a net loss of $21 million in the prior year. Adjusted net income attributable to equity holders was up $57 million due mainly to a higher contribution from asset/liability management activities and lower COVID-19 related costs, partially offset by lower investment gains.
Q3 2021 vs Q2 2021
Net income attributable to equity holders decreased $137 million from the prior quarter. The decrease was due primarily to lower investment gains, and income from associated corporations.
Year-to-date Q3 2021 vs Year-to-date Q3 2020
Net income attributable to equity holders was $170 million compared to $52 million in the prior year. Adjusted net income attributable to equity holders was up $435 million due mainly to higher contribution from asset/liability management activities and lower non-interest expenses, which included metals business charges of $221 million and higher COVID-19 related costs in the prior year, partially offset by the investment in the SCENE loyalty program in the current year.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended July 31, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,338	$187	$411	$269	$372	$157	$324	$159	$4,217
Non-interest income	2,215	251	192	154	169	99	159	301	3,540
Total revenue	4,553	438	603	423	541	256	483	460	7,757
Provision for credit losses	48	(12)	72	126	47	40	48	11	380
Non-interest expenses	2,374	225	289	163	229	171	344	302	4,097
Income tax expense	501	34	50	24	58	24	19	28	738
Net income	1,630	191	192	110	207	21	72	119	2,542
Net income attributable to non-controlling interests in subsidiaries	–	–	4	3	46	8	20	–	81
Net income attributable to equity holders of the Bank	$1,630	$191	$188	$107	$161	$13	$52	$119	$2,461
Adjusted results (1)
Adjustments	11	–	–	1	5	–	1	–	18
Adjusted net income (loss) attributable to equity holders of the Bank	$1,641	$191	$188	$108	$166	$13	$53	$119	$2,479
Average Assets ($ billions)	$673	$172	$41	$25	$53	$12	$29	$143	$1,148

	For the three months ended April 30, 2021									For the three months ended July 31, 2020
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,238	$181	$398	$298	$383	$179	$339	$160	$4,176	$2,043	$201	$407	$434	$365	$200	$420	$183	$4,253
Non-interest income	2,322	239	173	121	156	95	173	281	3,560	2,198	340	140	123	147	105	152	276	3,481
Total revenue	4,560	420	571	419	539	274	512	441	7,736	4,241	541	547	557	512	305	572	459	7,734
Provision for credit losses	116	(16)	83	137	48	59	64	5	496	803	66	219	311	231	276	201	74	2,181
Non-interest expenses	2,298	238	300	165	239	161	326	315	4,042	2,196	220	304	196	229	190	372	311	4,018
Income tax expense	483	25	54	31	54	22	26	47	742	232	37	(7)	8	–	(49)	(7)	17	231
Net income	1,663	173	134	86	198	32	96	74	2,456	1,010	218	31	42	52	(112)	6	57	1,304
Net income attributable to non-controlling interests in subsidiaries	1	–	3	(2)	54	13	21	–	90	–	–	–	(1)	(5)	(60)	15	–	(51)
Net income attributable to equity holders of the Bank	$1,662	$173	$131	$88	$144	$19	$75	$74	$2,366	$1,010	$218	$31	$43	$57	$(52)	$(9)	$57	$1,355
Adjusted results (1)
Adjustments	10	–	–	1	5	–	1	2	19	19	–	–	2	5	6	(34)	1	(1)
Adjusted net income (loss) attributable to equity holders of the Bank	$1,672	$173	$131	$89	$149	$19	$76	$76	$2,385	$1,029	$218	$31	$45	$62	$(46)	$(43)	$58	$1,354
Average Assets ($ billions)	$688	$165	$41	$27	$53	$13	$30	$134	$1,151	$724	$165	$41	$32	$55	$15	$35	$140	$1,207

	For the nine months ended July 31, 2021									For the nine months ended July 31, 2020
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$6,848	$545	$1,261	$923	$1,130	$528	$1,029	$480	$12,744	$6,323	$575	$1,249	$1,297	$1,071	$626	$1,356	$565	$13,062
Non-interest income	6,948	732	535	426	505	298	495	882	10,821	6,147	1,128	543	459	524	344	570	1,054	10,769
Total revenue	13,796	1,277	1,796	1,349	1,635	826	1,524	1,362	23,565	12,470	1,703	1,792	1,756	1,595	970	1,926	1,619	23,831
Provision for credit losses	393	(26)	257	486	162	162	172	34	1,640	1,918	100	530	673	539	534	499	160	4,953
Non-interest expenses	7,037	693	911	507	718	507	1,027	947	12,347	6,734	878	951	639	739	642	1,213	1,003	12,799
Income tax expense	1,442	88	156	78	168	63	73	114	2,182	654	184	63	106	54	(69)	24	109	1,125
Net income	4,924	522	472	278	587	94	252	267	7,396	3,164	541	248	338	263	(137)	190	347	4,954
Net income attributable to non-controlling interests in subsidiaries	1	–	10	(2)	152	40	60	–	261	(28)	–	5	9	44	(79)	52	–	3
Net income attributable to equity holders of the Bank	$4,923	$522	$462	$280	$435	$54	$192	$267	$7,135	$3,192	$541	$243	$329	$219	$(58)	$138	$347	$4,951
Adjusted results (1)
Adjustments	30	–	–	5	15	–	3	4	57	(94)	–	7	7	43	22	16	8	9
Adjusted net income (loss) attributable to equity holders of the Bank	$4,953	$522	$462	$285	$450	$54	$195	$271	$7,192	$3,098	$541	$250	$336	$262	$(36)	$154	$355	$4,960
Average Assets ($ billions)	$687	$162	$41	$27	$53	$13	$30	$139	$1,152	$688	$169	$41	$31	$51	$14	$36	$137	$1,167
(1)	Refer to Non-GAAP Measures on page 5 for adjusted results.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	July 31 2021 (1)	April 30 2021 (1)	January 31 2021 (1)	October 31 2020 (1)	July 31 2020 (1)	April 30 2020 (1)	January 31 2020 (1)	October 31 2019
Reported results
Net interest income	$4,217	$4,176	$4,351	$4,258	$4,253	$4,417	$4,392	$4,336
Non-interest income	3,540	3,560	3,721	3,247	3,481	3,539	3,749	3,632
Total revenue	$7,757	$7,736	$8,072	$7,505	$7,734	$7,956	$8,141	$7,968
Provision for credit losses	380	496	764	1,131	2,181	1,846	926	753
Non-interest expenses	4,097	4,042	4,208	4,057	4,018	4,363	4,418	4,311
Income tax expense	738	742	702	418	231	423	471	596
Net income	$2,542	$2,456	$2,398	$1,899	$1,304	$1,324	$2,326	$2,308
Basic earnings per share ($)	2.00	1.89	1.87	1.44	1.10	1.03	1.86	1.76
Diluted earnings per share ($)	1.99	1.88	1.86	1.42	1.04	1.00	1.84	1.73
Core banking margin (%) (2)	2.23	2.26	2.27	2.22	2.10	2.35	2.45	2.40
Effective tax rate (%)	22.5	23.2	22.7	18.0	15.1	24.2	16.8	20.5
Adjusted results (2) :
Adjusted net income	$2,560	$2,475	$2,418	$1,938	$1,308	$1,371	$2,344	$2,400
Adjusted diluted earnings per share	$2.01	$1.90	$1.88	$1.45	$1.04	$1.04	$1.83	$1.82
(1)	The amounts for 2021 and 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated.
(2)	Refer to page 5 for a discussion of Non-GAAP Measures.
Trending analysis
Earnings have been trending upwards after initial reductions in net income due to the impact of the COVID-19 pandemic. Results this quarter increased both quarter over quarter and year over year, mainly driven by lower loan loss provisions as a result of the continued more favourable macroeconomic environment. The results in 2020 were negatively impacted by COVID-19 which resulted in significantly higher provision for credit losses and lower personal and commercial revenues, partly offset by strong capital markets results. The Bank reported strong net income in the periods prior to the pandemic, with solid growth in revenue, prudent expense management, and stable loan loss provisions, partly offset by the impact of divestitures.
Canadian Banking results have gradually improved in recent quarters. Results in 2020 reflected the impact of COVID-19, with higher loan loss provisions, lower fee revenue and lower net interest margins, partly driven by Bank of Canada interest rate cuts. Increased earnings in the recent quarters were largely driven by improved revenue growth, ongoing expense management and lower loan loss provisions, as a result of a more favourable macroeconomic outlook and lower net write-offs.
International Banking results have gradually improved in recent quarters. The results in 2020 were negatively impacted by the pandemic, reflecting significantly higher loan loss provisions, margin contraction and lower non-interest income, as well as the impact of divested operations. These were partially offset by lower expenses driven by effective cost management initiatives.
Global Wealth Management has delivered strong earnings in recent quarters. Revenue increase was driven by strong sales momentum and elevated levels of market activity in the Canadian asset management and wealth advisory businesses. Expense growth in recent quarters was due largely to higher volume-driven expenses.
Global Banking and Markets results are driven mainly by market conditions that impact client activity in the corporate and investment banking and capital markets businesses. Following the onset of the COVID-19 pandemic, 2020 was characterized by elevated levels of market volatility. Capital markets businesses benefited from these market conditions as client activity increased. Corporate banking also benefited from strong growth in loan and deposit volumes. The results of the recent quarters continue to be driven by good performance across most capital markets businesses, although normalizing on a year-over-year basis. Recent quarterly results also benefitted from loan loss reversals as a result of a more favourable macroeconomic outlook.
Provision for credit losses
The provision for credit losses increased significantly in 2020 due largely to the COVID-19 impact on the macroeconomic outlook, and its estimated future impact on credit migration. This was due primarily to higher provisions on performing loans in the International Banking and Canadian Banking retail portfolios. This trend has been improving since the fourth quarter of 2020. Provision for credit losses are trending lower due mainly to reversals of performing loan provisions as a result of more favourable macroeconomic outlook and lower impaired provisions.
Non-interest expenses
Non-interest expenses have generally decreased over the period, driven by ongoing expense management and efficiency initiatives, the impact of foreign currency translation, and divested operations. Partly offsetting were increase in costs to support business growth, technology and regulatory initiatives. Expenses in fiscal 2020 were impacted by the metals business charges and incremental COVID-related costs.
Income taxes
The effective tax rate was 22.5% this quarter and averaged 20.4% over the period, with a range of 15.1% to 27.5%. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Position
Condensed balance sheet

	As at
(Unaudited) ($ billions)	July 31 2021	October 31 2020
Assets
Cash, deposits with financial institutions and precious metals	$76.6	$77.6
Trading assets	141.1	117.8
Securities purchased under resale agreements and securities borrowed	129.0	119.7
Investment securities	81.7	111.4
Loans	627.7	603.3
Other	107.3	106.7
Total assets	$1,163.4	$1,136.5
Liabilities
Deposits	$794.4	$750.8
Obligations related to securities sold under repurchase agreements and securities lent	112.5	137.8
Other liabilities	178.0	170.0
Subordinated debentures	6.4	7.4
Total liabilities	$1,091.3	$1,066.0
Equity
Common equity	$64.7	$62.8
Preferred shares and other equity instruments	5.3	5.3
Non-controlling interests in subsidiaries	2.1	2.4
Total equity	$72.1	$70.5
Total liabilities and equity	$1,163.4	$1,136.5
The Bank’s total assets as at July 31, 2021 were $1,163 billion, up $27 billion or 2% from October 31, 2020. Trading securities increased $25 billion due to higher trading and client activity. Investment securities decreased $30 billion due primarily to lower holdings of Canadian federal, provincial and U.S. government debt in the liquidity portfolio. Loans increased $24 billion or $37 billion, excluding the impact of foreign currency translation. Residential mortgages increased $26 billion primarily in Canada. Business and government loans increased $2 billion, which includes the negative impact of foreign currency translation of $9 billion. This was partially offset by lower personal loans and credit cards of $5 billion from decreased customer activity. Securities purchased under resale agreements and securities borrowed increased $9 billion due to higher client demand. Adjusting for the impact of foreign currency translation, total assets were up $58 billion or 5%.
Total liabilities were $1,091 billion as at July 31, 2021, up $25 billion or 2% from October 31, 2020. Total deposits increased $44 billion. Personal deposits of $247 billion increased $1 billion as underlying growth of $4 billion was mostly offset by foreign currency translation. Business and government deposits grew by $39 billion with underlying growth of $54 billion partially offset by foreign currency translation. Deposits by financial institutions increased $4 billion. Obligation related to securities sold under repurchase agreements and securities lent decreased by $25 billion due mainly to lower funding through this product. Obligations related to securities sold short increased by $11 billion due mainly to higher trading and client activity. Other liabilities decreased $6 billion due primarily to the revaluation of the Bank’s employee benefit plans and lower collateral requirements. Adjusting for the impact of foreign currency translation, total liabilities were up $56 billion or 5%.
Total shareholders’ equity increased $1,658 million from October 31, 2020. Current year earnings of $7,396 million and the revaluation of the Bank’s employee benefit plans of $1,043 million were partially offset by dividends paid of $3,431 million, a decrease of $2,641 million in the cumulative foreign currency translation amount, change of $298 million in other components of accumulated other comprehensive income and a decrease in non-controlling interests in subsidiaries of $288 million due mainly to the Bank’s increased ownership in Scotiabank Chile.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2020 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2020 Annual Report.
Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs as further described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. Expert credit judgement continues to be applied to consider the exceptional circumstances of COVID-19, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. Consistent with requirements of IFRS 9, the Bank considered both quantitative and qualitative information in the assessment of a significant increase in risk.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic scenarios) as key inputs into the expected credit loss provisioning models. In these scenarios the Bank considered economic scenarios that featured a stronger recovery and those in which the recovery was delayed: A W-shaped scenario that incorporates a slower recovery in the short-run and an
L-shaped
scenario that sees the economy in a protracted downturn. The pessimistic scenario featuring a W-shaped recovery includes a renewed virus-related lockdown with a resulting economic contraction in the fall of 2021 and growth rebounding late in the year and into 2022. The more severe pessimistic front loaded scenario, with an L-shaped recovery, also features a contraction in the fall of 2021 with a subdued rebound delayed to late 2022.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

While the base case scenario expects the overall economy to trace a V-shaped recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic levels for some time even though activity is currently rebounding sharply in those sectors. This industry-level pattern of activity is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.
The table below shows a comparison of projections for the next 12 months, as at July 31, 2021, April 30, 2021 and October 31, 2020, of select macroeconomic variables that impact the expected credit loss calculations (see page 60 for all key variables):

Next 12 months	Base Case Scenario			Alternative Scenario - Optimistic			Alternative Scenario - Pessimistic			Alternative Scenario - Pessimistic Front Loaded
	As at July 31 2021	As at April 30 2021	As at October 31 2020	As at July 31 2021	As at April 30 2021	As at October 31 2020	As at July 31 2021	As at April 30 2021	As at October 31 2020	As at July 31 2021	As at April 30 2021	As at October 31 2020
Canada
Real GDP growth, y/y % change	5.3	7.8	3.1	7.1	9.9	4.7	1.2	2.8	-2.0	-5.7	-3.5	-10.8
Unemployment rate, average %	6.5	6.7	7.3	5.8	6.1	6.7	9.0	9.3	9.9	11.9	12.2	14.1
US
Real GDP growth, y/y % change	6.7	8.2	2.5	8.5	10.3	3.6	3.6	4.8	-0.5	-0.5	0.9	-7.4
Unemployment rate, average %	4.7	5.0	6.3	4.3	4.5	6.1	6.5	6.7	8.1	7.8	8.0	10.5
Global
WTI oil price, average USD/bbl	65	62	48	71	70	52	58	54	42	52	50	37
The table below shows a quarterly breakdown of the projections for the above macroeconomic variables, as at July 31, 2021 and April 30, 2021, under the base case scenario:

	Base Case Scenario
	Calendar Quarters				Average	Calendar Quarters				Average
Next 12 months	Q3 2021	Q4 2021	Q1 2022	Q2 2022	July 31 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	April 30 2021
Canada
Real GDP growth, y/y % change	6.4	5.2	4.7	5.1	5.3	14.1	6.6	5.3	5.2	7.8
Unemployment rate, average %	7.3	6.7	6.2	5.9	6.5	7.7	7.0	6.4	5.9	6.7
US
Real GDP growth, y/y % change	7.1	7.7	6.8	5.1	6.7	11.8	6.6	7.3	7.0	8.2
Unemployment rate, average %	5.4	4.9	4.5	4.1	4.7	5.8	5.3	4.8	4.2	5.0
Global
WTI oil price, average USD/bbl	65	65	66	66	65	60	61	65	61	62
The total allowance for credit losses as at July 31, 2021 was $6,232 million. The allowance for credit losses on loans was $6,079 million, down $637 million from the prior quarter. The decrease was due primarily to lower performing loan provisions driven by credit migration and write-offs related to the International Banking retail portfolio, and reversals due to the more favourable macroeconomic outlook.
The allowance against performing loans was lower at $4,320 million compared to $4,778 million last quarter. The decrease was due primarily to credit migration and write-offs related to the International Banking retail portfolio, and reversals due to the more favourable macroeconomic outlook.
The allowance on impaired loans decreased to $1,759 million from $1,938 million last quarter. The decrease is related to the International Banking retail portfolio as write-offs more than offset current provisions.
Impaired loans
Gross impaired loans decreased to $4,735 million as at July 31, 2021, from $5,116 million last quarter. The decrease was due primarily to lower formations across portfolios and higher write-offs related to the International Banking retail portfolio. The gross impaired loan ratio was 73 basis points as at July 31, 2021, a decrease of eight basis points.
Net impaired loans in Canadian Banking were $459 million as at July 31, 2021, a decrease of $79 million from April 30, 2021. International Banking’s net impaired loans were $2,301 million as at July 31, 2021, a decrease of $74 million from last quarter. In Global Banking and Markets, net impaired loans were $196 million as at July 31, 2021, a decrease of $47 million from the prior quarter. In Global Wealth Management, net impaired loans were $20 million as at July 31, 2021, a decrease of $2 million quarter over quarter. Net impaired loans as a percentage of loans and acceptances were 0.46% as at July 31, 2021, a decrease of four basis points from 0.50% from last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2021, these loans amounted to $414 billion or 64% of the Bank’s total loans and acceptances outstanding (April 30, 2021 – $400 billion or 64%). Of these, $331 billion or 80% are real estate secured loans (April 30, 2021 – $317 billion or 79%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at July 31, 2021
	Residential mortgages						Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (2)
Atlantic provinces	$5,457	2.0%	$5,952	2.2%	$11,409	4.2%	$–	–%	$1,034	5.1%	$1,034	5.1%
Quebec	8,190	3.0	10,298	3.8	18,488	6.8	–	–	943	4.7	943	4.7
Ontario	38,096	14.1	107,384	39.7	145,480	53.8	–	–	11,259	55.5	11,259	55.5
Manitoba & Saskatchewan	5,607	2.1	4,642	1.7	10,249	3.8	–	–	670	3.3	670	3.3
Alberta	17,941	6.7	14,444	5.3	32,385	12.0	–	–	2,615	12.9	2,615	12.9
British Columbia & Territories	12,767	4.7	39,649	14.7	52,416	19.4	–	–	3,756	18.5	3,756	18.5
Canada (3)	$88,058	32.6%	$182,369	67.4%	$270,427	100%	$–	–%	$20,277	100%	$20,277	100%
International	–	–	39,943	100	39,943	100	–	–	–	–	–	–
Total	$88,058	28.4%	$222,312	71.6%	$310,370	100%	$–	–%	$20,277	100%	$20,277	100%
	As at April 30, 2021
Canada (3)	$89,479	34.8%	$167,598	65.2%	$257,077	100%	$1	–%	$20,253	100%	$20,254	100%
International	–	–	39,650	100	39,650	100	–	–	–	–	–	–
Total	$89,479	30.2%	$207,248	69.8%	$296,727	100%	$1	–%	$20,253	100%	$20,254	100%
	As at October 31, 2020
Canada (3)	$93,684	38.2%	$151,360	61.8%	$245,044	100%	$1	–%	$20,978	100%	$20,979	100%
International	–	–	39,640	100	39,640	100	–	–	–	–	–	–
Total	$93,684	32.9%	$191,000	67.1%	$284,684	100%	$1	–%	$20,978	100%	$20,979	100%
(1)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,621 (April 30, 2021 – $3,701; October 31, 2020 – $3,671) of which $2,620 are insured (April 30, 2021 – $2,745; October 31, 2020 – $2,630).
Amortization period ranges for residential mortgages
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at July 31, 2021
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	30.8%	38.6%	28.8%	1.6%	0.2%	100%
International	63.4%	17.7%	15.8%	3.1%	0.0%	100%
	As at April 30, 2021
Canada	32.5%	38.1%	27.8%	1.4%	0.2%	100%
International	64.4%	17.7%	15.7%	2.2%	0.0%	100%
	As at October 31, 2020
Canada	33.5%	37.5%	27.6%	1.2%	0.2%	100%
International	64.9%	17.4%	14.4%	3.2%	0.1%	100%
Loan to value ratios
The Canadian residential mortgage portfolio is 67% uninsured (April 30, 2021 – 65%; October 31, 2020 – 62%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 49% (April 30, 2021 – 51%; October 31, 2020 – 52%).

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended July 31, 2021
	Residential mortgages	Home equity lines of credit (1)
	LTV%	LTV%
Canada: (2)
Atlantic provinces	68.0%	63.3%
Quebec	66.8	71.9
Ontario	64.5	64.2
Manitoba & Saskatchewan	70.1	64.3
Alberta	69.7	71.5
British Columbia & Territories	65.1	63.7
Canada (2)	65.3%	64.9%
International	72.9%	n/a
	For the three months ended April 30, 2021
Canada (2)	64.4%	63.8%
International	73.9%	n/a
	For the three months ended October 31, 2020
Canada (2)	64.6%	64.8%
International	73.8%	n/a
(1)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOC’s, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios related to COVID-19 and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.
European exposures
The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (93% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.
The Bank’s exposure to sovereigns was $11.4 billion as at July 31, 2021 (April 30, 2021 – $11.4 billion; October 31, 2020 – $12.6 billion), $4.3 billion to banks (April 30, 2021 – $3.7 billion; October 31, 2020 – $4.4 billion) and $14.5 billion to corporates (April 30, 2021 – $14.5 billion; October 31, 2020 – $14.6 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.2 billion as at July 31, 2021 (April 30, 2021 – $0.3 billion; October 31, 2020 – $0.3 billion).

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is distributed as below:

	As at
	July 31, 2021							April 30 2021	October 31 2020
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–
Ireland	824	656	6	301	1,787	869	2,656	2,546	2,608
Italy	6	–	(3)	11	14	183	197	267	322
Portugal	–	–	–	5	5	–	5	–	3
Spain	721	3	75	83	882	525	1,407	1,327	1,390
Total GIIPS	$1,551	$659	$78	$400	$2,688	$1,577	$4,265	$4,140	$4,323
U.K.	$7,980	$5,395	$970	$2,861	$17,206	$6,656	$23,862	$28,165	$30,772
Germany	310	62	875	89	1,336	931	2,267	3,612	3,559
France	913	307	1,141	53	2,414	1,968	4,382	3,714	4,168
Netherlands	656	75	719	327	1,777	850	2,627	2,659	3,106
Switzerland	680	55	(28)	147	854	921	1,775	1,834	2,018
Other	1,069	153	2,193	529	3,944	1,977	5,921	5,967	6,385
Total Non-GIIPS	$11,608	$6,047	$5,870	$4,006	$27,531	$13,303	$40,834	$45,951	$50,008
Total Europe	$13,159	$6,706	$5,948	$4,406	$30,219	$14,880	$45,099	$50,091	$54,331
(1)
Individual allowances for impaired loans are $1. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $3,589 as at July 31, 2021 (April 30, 2021 – $3,632; October 31, 2020 – $4,069).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $4,634 and collateral held against SFT was $40,030.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2021	April 30 2021	July 31 2020
Credit spread plus interest rate	$10.8	$14.3	$27.8
Credit spread	4.5	6.2	23.3
Interest rate	10.6	15.3	13.1
Equities	3.6	6.1	9.0
Foreign exchange	2.5	2.9	2.4
Commodities	3.5	4.9	6.9
Debt specific	2.2	2.8	8.0
Diversification effect	(10.3)	(14.3)	(23.6)
Total VaR	$12.3	$16.7	$30.5
Total Stressed VaR	$35.0	$40.2	$36.5
In the third quarter of 2021, the average one-day Total VaR decreased by 26% to $12.3 million, as 2020 COVID scenarios rolled out of VaR window.
The average one-day Total Stressed VaR also reduced during the quarter to $35 million from $40.2 million in the previous quarter. The lower average one-day Total Stressed VaR was mainly driven by fixed income position changes, and higher diversification benefits. Stressed VaR is calculated using the worst-case scenario from fixed historical periods. During the past year, the worst case has varied between late 2008/2009 and the COVID-19 stress period starting in March 2020. In Q3 2021, the Stressed VaR was calculated from 2008/2009 credit crisis period.
There were no trading loss days this quarter, aligned with last quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading interest rate sensitivity
The following table shows the pro-forma after tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. Corresponding with the current low interest rate environment, starting in Q2 2020, the net interest income and economic value for a down shock scenario are measured using 25 basis points decline rather than 100 basis points previously, to account for certain rates being floored at zero. These

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	July 31, 2021						April 30, 2021		July 31, 2020
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$217	$104	$321	$(212)	$(96)	$(308)	$292	$(298)	$190	$(83)
-25 bps	(61)	(27)	(88)	4	(5)	(1)	(79)	(5)	(51)	(16)
During the third quarter of 2021, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.
Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2021	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$759	$759	$–	$–	n/a
Trading assets	141,120	141,118	2	–	Interest rate, FX
Derivative financial instruments	41,904	35,202	6,702	–	Interest rate, FX, equity
Investment securities	81,734	–	81,734	–	Interest rate, FX, equity
Loans	627,749	–	627,749	–	Interest rate, FX
Assets not subject to market risk (1)	270,163	–	–	270,163	n/a
Total assets	$1,163,429	$177,079	$716,187	$270,163
Deposits	$794,386	$–	$748,245	$46,141	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	21,961	–	21,961	–	Interest rate, equity
Obligations related to securities sold short	43,276	43,276	–	–	n/a
Derivative financial instruments	38,894	33,149	5,745	–	Interest rate, FX, equity
Trading liabilities (2)	439	439	–	–	n/a
Pension and other benefit liabilities	2,086	–	2,086	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	190,226	–	–	190,226	n/a
Total liabilities	$1,091,268	$76,864	$778,037	$236,367
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2020	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$1,181	$1,181	$–	$–	n/a
Trading assets	117,839	117,492	347	–	Interest rate, FX
Derivative financial instruments	45,065	39,294	5,771	–	Interest rate, FX, equity
Investment securities	111,389	–	111,389	–	Interest rate, FX, equity
Loans	603,263	–	603,263	–	Interest rate, FX
Assets not subject to market risk (1)	257,729	–	–	257,729	n/a
Total assets	$1,136,466	$157,967	$720,770	$257,729
Deposits	$750,838	$–	$709,850	$40,988	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	18,899	–	18,899	–	Interest rate, equity
Obligations related to securities sold short	31,902	31,902	–	–	n/a
Derivative financial instruments	42,247	36,038	6,209	–	Interest rate, FX, equity
Trading liabilities (2)	1,112	1,112	–	–	n/a
Pension and other benefit liabilities	3,464	–	3,464	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	217,501	–	–	217,501	n/a
Total liabilities	$1,065,963	$69,052	$738,422	$258,489
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the Condensed Interim Consolidated Financial Statements and in Note 36 to the Consolidated Financial Statements in the Bank’s 2020 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs. Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2021 unencumbered liquid assets were $246 billion (October 31, 2020 – $250 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 71% of liquid assets (October 31, 2020 – 72%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 29% (October 31, 2020 – 28%). The decrease in total liquid assets was mainly attributable to a decrease in Canadian government obligations, NHA mortgage-backed securities and deposits with financial institutions, which was partially offset by an increase in foreign government obligations, other securities and cash and deposits with central banks.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2021. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at July 31, 2021
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$68,060	$–	$68,060	$–	$5,813	$62,247	$–
Deposits with financial institutions	7,821	–	7,821	–	172	7,649	–
Precious metals	759	–	759	–	–	759	–
Securities:
Canadian government obligations	51,702	20,377	72,079	32,784	–	39,295	–
Foreign government obligations	64,199	84,208	148,407	71,991	–	76,416	–
Other securities	95,680	75,858	171,538	134,513	–	37,025	–
Loans:
NHA mortgage-backed securities	31,183	–	31,183	8,922	–	22,261	–
Call and short loans	37	–	37	–	–	37	–
Total	$319,441	$180,443	$499,884	$248,210	$5,985	$245,689	$–

	As at October 31, 2020
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$66,252	$–	$66,252	$–	$7,019	$59,233	$–
Deposits with financial institutions	10,208	–	10,208	–	74	10,134	–
Precious metals	1,181	–	1,181	–	–	1,181	–
Securities:
Canadian government obligations	74,943	14,890	89,833	37,991	–	51,842	–
Foreign government obligations	71,686	79,032	150,718	83,117	–	67,601	–
Other securities	69,470	78,238	147,708	114,867	–	32,841	–
Loans:
NHA mortgage-backed securities	35,267	–	35,267	8,010	–	27,257	–
Call and short loans	165	–	165	–	–	165	–
Total	$329,172	$172,160	$501,332	$243,985	$7,093	$250,254	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2021	October 31 2020
The Bank of Nova Scotia (Parent)	$181,628	$192,490
Bank domestic subsidiaries	19,452	14,517
Bank foreign subsidiaries	44,609	43,247
Total	$245,689	$250,254
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (82%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at July 31, 2021
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$68,060	$–	$68,060	$–	$5,813	$62,247	$–
Deposits with financial institutions	7,821	–	7,821	–	172	7,649	–
Precious metals	759	–	759	–	–	759	–
Liquid securities:
Canadian government obligations	51,702	20,377	72,079	32,784	–	39,295	–
Foreign government obligations	64,199	84,208	148,407	71,991	–	76,416	–
Other liquid securities	95,680	75,858	171,538	134,513	–	37,025	–
Other securities	3,728	12,454	16,182	4,225	–	–	11,957
Loans classified as liquid assets:
NHA mortgage-backed securities	31,183	–	31,183	8,922	–	22,261	–
Call and short loans	37	–	37	–	–	37	–
Other loans	603,322	–	603,322	4,302	63,198	12,089	523,733
Other financial assets (4)	191,196	(113,997)	77,199	6,648	–	–	70,551
Non-financial assets	45,742	–	45,742	–	–	–	45,742
Total	$1,163,429	$78,900	$1,242,329	$263,385	$69,183	$257,778	$651,983

	As at October 31, 2020
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$66,252	$–	$66,252	$–	$7,019	$59,233	$–
Deposits with financial institutions	10,208	–	10,208	–	74	10,134	–
Precious metals	1,181	–	1,181	–	–	1,181	–
Liquid securities:
Canadian government obligations	74,943	14,890	89,833	37,991	–	51,842	–
Foreign government obligations	71,686	79,032	150,718	83,117	–	67,601	–
Other liquid securities	69,470	78,238	147,708	114,867	–	32,841	–
Other securities	3,621	7,794	11,415	3,227	–	–	8,188
Loans classified as liquid assets:
NHA mortgage-backed securities	35,267	–	35,267	8,010	–	27,257	–
Call and short loans	165	–	165	–	–	165	–
Other loans	576,183	–	576,183	7,640	81,780	17,702	469,061
Other financial assets (4)	182,671	(109,231)	73,440	6,182	–	–	67,258
Non-financial assets	44,819	–	44,819	–	–	–	44,819
Total	$1,136,466	$70,723	$1,207,189	$261,034	$88,873	$267,956	$589,326
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at July 31, 2021 total encumbered assets of the Bank were $333 billion (October 31, 2020 – $350 billion). Of the remaining $910 billion (October 31, 2020 – $857 billion) of unencumbered assets, $258 billion (October 31, 2020 – $268 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2021 the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $23 million or $92 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended July 31, 2021, based on the average daily positions in the quarter.

For the quarter ended July 31, 2021 ($ millions) (1)	Total unweighted value (Average) (2)	Total weighted value (Average) (3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$195,116

Cash outflows
Retail deposits and deposits from small business customers, of which:	$230,609	$19,873
Stable deposits	96,597	3,113
Less stable deposits	134,012	16,760
Unsecured wholesale funding, of which:	260,143	113,670
Operational deposits (all counterparties) and deposits in networks of cooperative banks	101,443	24,081
Non-operational deposits (all counterparties)	137,969	68,858
Unsecured debt	20,731	20,731
Secured wholesale funding	*	53,170
Additional requirements, of which:	230,086	48,989
Outflows related to derivative exposures and other collateral requirements	35,405	24,473
Outflows related to loss of funding on debt products	2,860	2,860
Credit and liquidity facilities	191,821	21,656
Other contractual funding obligations	1,882	1,689
Other contingent funding obligations (4)	423,641	6,066
Total cash outflows	*	$243,457

Cash inflows
Secured lending (e.g. reverse repos)	$184,397	$48,145
Inflows from fully performing exposures	25,905	16,455
Other cash inflows	20,187	20,187
Total cash inflows	$230,489	$84,787
		Total adjusted value (5)
Total HQLA	*	$195,116
Total net cash outflows	*	$158,670
Liquidity coverage ratio (%)	*	123%
For the quarter ended April 30, 2021 ($ millions)		Total adjusted value (5)
Total HQLA	*	$201,094
Total net cash outflows	*	$155,651
Liquidity coverage ratio (%)	*	129%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 63 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
(4)
Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The decrease in the Bank’s average LCR for the quarter ended July 31, 2021 versus the average of the previous quarter was attributable to normal business activities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at July 31, 2021.

	Unweighted Value by Residual Maturity				Weighted value (2)
As at July 31, 2021 ($ millions)	No maturity (1)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$76,061	$–	$–	$902	$76,963
Regulatory capital	76,061	–	–	–	76,061
Other capital instruments	–	–	–	902	902
Retail deposits and deposits from small business customers:	211,959	52,107	19,077	17,837	275,234
Stable deposits	91,645	13,898	6,645	5,708	112,286
Less stable deposits	120,314	38,209	12,432	12,129	162,948
Wholesale funding:	180,458	273,087	48,982	91,792	261,969
Operational deposits	100,379	7,583	–	–	53,981
Other wholesale funding	80,079	265,504	48,982	91,792	207,988
Liabilities with matching interdependent assets (3)	–	1,083	2,310	22,107	–
Other liabilities:	68,423	65,827			20,786
NSFR derivative liabilities		7,653
All other liabilities and equity not included in the above categories	68,423	36,236	2,305	19,633	20,786
Total ASF					$634,952
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$28,806
Deposits held at other financial institutions for operational purposes	$1,801	$–	$–	$–	$901
Performing loans and securities:	101,662	153,312	49,118	438,786	478,264
Performing loans to financial institutions secured by Level 1 HQLA	241	46,408	4,275	–	4,701
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,815	50,243	8,767	11,489	24,302
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	47,648	48,385	22,240	184,076	229,872
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	240	345	3,502	2,569
Performing residential mortgages, of which:	19,977	7,061	13,242	236,198	186,181
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	19,977	6,894	13,150	223,164	174,973
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	30,981	1,215	594	7,023	33,208
Assets with matching interdependent liabilities (3)	–	1,083	2,310	22,107	–
Other assets:	1,510	98,924			42,841
Physical traded commodities, including gold	1,510				1,284
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		3,122			2,654
NSFR derivative assets		8,149			496
NSFR derivative liabilities before deduction of variation margin posted		15,370			769
All other assets not included in the above categories	–	34,670	–	37,613	37,638
Off-balance sheet items		408,509			16,054
Total RSF					$566,866
Net Stable Funding Ratio (%)					112%

As at April 30, 2021 ($ millions)	Weighted value (2)
Total ASF	$609,740
Total RSF	543,796
Net stable funding ratio (%)	112%
(1)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

(2)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR guideline.
(3)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance sheet items and other assets.
The Bank’s NSFR as at July 31, 2021 versus the previous quarter end was unchanged as higher RSF from mortgage and loan growth was offset by higher ASF from wholesale funding.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $327 billion as at July 31, 2021 (October 31, 2020 – $325 billion). The increase since October 31, 2020 was primarily due to organic capital growth and an increase in personal deposits, partially offset by capital redemptions. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $158 billion (October 31, 2020 – $168 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit cards through the Trillium Credit Card Trust II program and retail indirect auto loans through the Securitized Term Auto Receivables Trust (START) program. Prior to maturities in 2020, unsecured personal lines of credit were securitized through the Halifax Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loans through the Securitized Term Auto Receivables Trust (START) program and the securitization of retail credit cards through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority and the Swiss Stock Exchange. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.
The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at July 31, 2021, issued and outstanding liabilities of $40 billion (October 31, 2020 – $33 billion) were subject to conversion under the bail-in regime.
Starting from the second quarter of 2020, the Bank accessed programs of central banks launched or amended in response to COVID-19 to supplement its funding. In March 2021, upon completion of the programs’ expected duration of twelve months and encouraged by improvements in financial market conditions, the Bank of Canada announced discontinuation of the market functioning programs effective April 2021.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
(1)

	As at July 31, 2021
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,680	$315	$201	$76	$74	$2,346	$–	$–	$–	$2,346
Bearer notes, commercial paper and certificate of deposits	3,669	10,077	14,848	10,994	16,629	56,217	1,153	176	48	57,594
Asset-backed commercial paper (3)	1,420	2,310	743	–	–	4,473	–	–	–	4,473
Senior notes (4)(5)	296	616	2,405	5,883	1,581	10,781	10,938	6,551	10,507	38,777
Bail-inable notes (5)	–	–	78	128	937	1,143	8,620	17,453	12,627	39,843
Asset-backed securities	–	–	611	1	–	612	255	167	127	1,161
Covered bonds	–	5,602	1,850	–	–	7,452	6,888	11,171	2,747	28,258
Mortgage securitization (6)	–	413	669	1,382	928	3,392	4,312	12,770	4,951	25,425
Subordinated debt (7)	–	–	26	49	–	75	49	1,944	6,189	8,257
Total wholesale funding sources	$7,065	$19,333	$21,431	$18,513	$20,149	$86,491	$32,215	$50,232	$37,196	$206,134

Of Which:

Unsecured funding	$5,646	$11,008	$17,558	$17,129	$19,221	$70,562	$20,760	$26,124	$29,371	$146,817
Secured funding	1,419	8,325	3,873	1,384	928	15,929	11,455	24,108	7,825	59,317

	As at October 31, 2020
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,084	$439	$88	$36	$1	$1,648	$–	$–	$–	$1,648
Bearer notes, commercial paper and certificate of deposits	5,813	9,539	10,475	6,856	4,567	37,250	953	346	67	38,616
Asset-backed commercial paper (3)	606	2,307	400	–	–	3,313	–	–	–	3,313
Senior notes (4)(5)	144	5,642	4,822	3,843	923	15,374	14,753	12,109	10,337	52,573
Bail-inable notes (5)	–	1,362	–	–	–	1,362	214	21,980	9,397	32,953
Asset-backed securities	–	1,811	12	–	–	1,823	956	542	254	3,575
Covered bonds	–	–	3,330	–	5,804	9,134	3,879	13,396	4,086	30,495
Mortgage securitization (6)	212	1,558	243	2,161	413	4,587	3,700	14,058	5,076	27,421
Subordinated debt (7)	69	–	–	–	–	69	79	389	8,818	9,355
Total wholesale funding sources	$7,928	$22,658	$19,370	$12,896	$11,708	$74,560	$24,534	$62,820	$38,035	$199,949

Of Which:

Unsecured funding	$7,110	$16,982	$15,385	$10,735	$5,491	$55,703	$15,999	$34,824	$28,619	$135,145
Secured funding	818	5,676	3,985	2,161	6,217	18,857	8,535	27,996	9,416	64,804
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $246 billion as at July 31, 2021 (October 31, 2020 – $250 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at July 31, 2021, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2021
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$67,730	$1,782	$460	$136	$119	$430	$670	$545	$4,768		$76,640
Trading assets	3,644	3,530	2,924	1,293	2,903	6,503	16,647	19,497	84,179		141,120
Securities purchased under resale agreements and securities borrowed	101,970	17,313	4,924	3,239	1,567	–	–	–	–		129,013
Derivative financial instruments	1,528	3,554	4,124	2,164	1,767	11,035	4,024	13,708	–		41,904
Investment securities – FVOCI	4,490	7,404	4,587	3,058	3,403	8,551	17,182	8,746	2,586		60,007
Investment securities – amortized cost	920	954	603	1,314	1,544	3,345	6,407	5,475	–		20,562
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,165		1,165
Loans	46,772	27,689	32,321	25,852	30,552	92,063	276,891	43,390	52,219		627,749
Residential mortgages	2,783	4,553	8,490	8,745	12,813	49,347	188,876	31,765	2,998	(1)	310,370
Personal loans	3,389	2,303	3,105	3,023	2,909	11,169	22,553	5,910	37,183		91,544
Credit cards	–	–	–	–	–	–	–	–	12,194		12,194
Business and government	40,600	20,833	20,726	14,084	14,830	31,547	65,462	5,715	5,923	(2)	219,720
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,079)		(6,079)
Customers’ liabilities under acceptances	14,445	2,230	204	116	28	–	–	–	–		17,023
Other assets	–	–	–	–	–	–	–	–	48,246		48,246
Total assets	$241,499	$64,456	$50,147	$37,172	$41,883	$121,927	$321,821	$91,361	$193,163		$1,163,429

Liabilities and equity
Deposits	$62,898	$40,083	$45,954	$43,944	$31,480	$39,958	$53,757	$21,194	$455,118		$794,386
Personal	10,619	9,294	15,068	11,882	7,062	7,727	6,526	92	179,192		247,462
Non-personal	52,279	30,789	30,886	32,062	24,418	32,231	47,231	21,102	275,926		546,924
Financial instruments designated at fair value through profit or loss	69	388	552	1,224	1,047	3,279	4,897	10,505	–		21,961
Acceptances	14,507	2,230	204	116	28	–	–	–	–		17,085
Obligations related to securities sold short	1,229	459	214	295	555	3,189	11,149	8,331	17,855		43,276
Derivative financial instruments	2,321	2,463	1,826	2,019	1,441	9,790	6,284	12,750	–		38,894
Obligations related to securities sold under repurchase agreements and securities lent	91,092	10,976	2,442	4,982	2,963	–	61	–	–		112,516
Subordinated debentures	–	–	–	–	–	–	1,810	4,505	103		6,418
Other liabilities	2,900	1,838	2,048	1,709	2,603	4,842	9,241	6,660	24,891		56,732
Total equity	–	–	–	–	–	–	–	–	72,161		72,161
Total liabilities and equity	$175,016	$58,437	$53,240	$54,289	$40,117	$61,058	$87,199	$63,945	$570,128		$1,163,429

Off-balance sheet commitments
Credit commitments (3)	$2,924	$11,097	$17,388	$18,326	$26,325	$37,395	$109,549	$13,777	$–		$236,781
Financial guarantees (4)	–	–	–	–	–	–	–	–	34,018		34,018
Outsourcing obligations (5)	19	39	57	57	57	226	314	49	–		818
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2020
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$65,983	$469	$471	$225	$187	$496	$904	$767	$8,139		$77,641
Trading assets	2,312	4,412	4,426	1,752	2,135	6,366	21,720	16,856	57,860		117,839
Securities purchased under resale agreements and securities borrowed	83,584	21,620	10,059	2,765	1,719	–	–	–	–		119,747
Derivative financial instruments	2,026	4,140	623	2,156	2,312	8,141	7,242	18,425	–		45,065
Investment securities – FVOCI	2,755	5,041	6,941	3,213	6,374	10,179	34,214	7,948	1,832		78,497
Investment securities – amortized cost	1,196	1,707	4,155	2,787	931	4,337	7,626	8,905	–		31,644
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,248		1,248
Loans	42,908	28,913	31,072	32,724	31,159	92,194	248,377	42,114	53,802		603,263
Residential mortgages	2,938	5,271	9,009	13,400	13,458	49,948	158,050	30,012	2,598	(1)	284,684
Personal loans	2,827	1,605	3,290	3,227	4,358	11,053	23,137	5,279	38,982		93,758
Credit cards	–	–	–	–	–	–	–	–	14,797		14,797
Business and government	37,143	22,037	18,773	16,097	13,343	31,193	67,190	6,823	5,064	(2)	217,663
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,639)		(7,639)
Customers’ liabilities under acceptances	11,756	1,986	439	30	17	–	–	–	–		14,228
Other assets	–	–	–	–	–	–	–	–	47,294		47,294
Total assets	$212,520	$68,288	$58,186	$45,652	$44,834	$121,713	$320,083	$95,015	$170,175		$1,136,466

Liabilities and equity
Deposits	$65,249	$47,997	$53,315	$38,786	$23,698	$39,350	$73,007	$20,614	$388,822		$750,838
Personal	10,231	13,741	15,088	11,626	6,192	11,691	9,861	216	167,489		246,135
Non-personal	55,018	34,256	38,227	27,160	17,506	27,659	63,146	20,398	221,333		504,703
Financial instruments designated at fair value through profit or loss	195	305	779	1,029	470	4,781	2,332	9,008	–		18,899
Acceptances	11,833	1,986	439	30	17	–	–	–	–		14,305
Obligations related to securities sold short	161	397	611	275	463	1,749	6,236	8,713	13,297		31,902
Derivative financial instruments	2,017	3,916	670	2,188	2,887	8,499	6,338	15,732	–		42,247
Obligations related to securities sold under repurchase agreements and securities lent	107,391	5,496	7,407	8,382	1,593	7,494	–	–	–		137,763
Subordinated debentures	–	–	–	–	–	–	–	7,405	–		7,405
Other liabilities	635	1,391	1,575	1,417	1,572	6,319	10,876	6,424	32,395		62,604
Total equity	–	–	–	–	–	–	–	–	70,503		70,503
Total liabilities and equity	$187,481	$61,488	$64,796	$52,107	$30,700	$68,192	$98,789	$67,896	$505,017		$1,136,466

Off-balance sheet commitments
Credit commitments (3)	$5,374	$13,010	$22,643	$24,764	$20,386	$34,638	$108,929	$5,625	$–		$235,369
Financial guarantees (4)	–	–	–	–	–	–	–	–	35,519		35,519
Outsourcing obligations (5)	20	40	58	57	57	210	451	57	–		950
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)
The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing. Amounts have been restated from those previously reported.

Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. Fitch has a Negative outlook while the remaining rating agencies have a Stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s, AA- by Fitch and A- by S&P.
On June 16 and July 15, 2021, Moody’s and Fitch affirmed the Bank’s ratings and maintained the outlooks at Stable and Negative, respectively. No other rating agency has made affirmations of or changes to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
We continue to manage our capital in accordance with the capital management framework as described on pages 61 to 72 of the Bank’s 2020 Annual Report.
In the second quarter of 2020, OSFI introduced changes to regulations to keep the financial system resilient and well capitalized in response to
COVID-19.
A suite of temporary adjustments to existing capital and leverage requirements were introduced, as described on page 62 of the Bank’s 2020 Annual Report. The Bank adopted these changes in line with OSFI’s expectations and continues to apply them in our regulatory capital and leverage ratio calculations as at July 31, 2021.
In March 2021, OSFI announced the unwinding of the temporary regulatory adjustments to its market risk capital requirements. Effective May 1, 2021, the temporary reduction in the Stressed Value at Risk (SVaR) multiplier was returned to pre-pandemic
levels, adversely impacting the Bank’s Common Equity Tier 1 capital ratio in the quarter by approximately 16 basis points.
In March 2021, OSFI published an update to its July 2020 capital ruling on Limited Recourse Capital Notes (LRCNs). The July 2020 capital ruling assessed LRCNs relative to the eligibility criteria set out in the Capital Adequacy Requirements (CAR) guideline, and provided that the LRCNs qualify as Additional Tier 1 regulatory capital, subject to certain limitations and disclosure requirements. The 2021 revisions provide further clarification on the conditions and limitations on LRCNs.
In June 2021, OSFI announced a 150 basis point increase to the Domestic Stability Buffer to 2.5% of total risk-weighted assets, effective October 31, 2021. Consequently, OSFI’s minimum regulatory capital ratio requirements, including the Domestic Systemically Important Banks (D-SIB) 1.0% surcharge and its Domestic Stability Buffer are: 10.5%, 12.0% and 14.0% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.
In addition, OSFI has announced that its temporary exclusion of sovereign-issued securities from the Leverage ratio exposure measure, introduced at the outset of the COVID-19 pandemic, will not be extended beyond December 31, 2021 and OSFI has confirmed that central bank reserves will continue to be excluded from the Leverage ratio exposure measure going forward. As at July 31, 2021, the Bank’s Leverage ratio included a benefit of approximately 19 basis points from the exclusion of sovereign-issued securities from its exposure measure.
Capital ratios
The Bank’s various regulatory capital measures consist of the following:

	As at
($ millions)	July 31 2021	April 30 2021	October 31 2020
Common Equity Tier 1 capital	$50,465	$49,697	$49,165
Tier 1 capital	56,630	55,152	55,362
Total regulatory capital	65,101	63,686	64,512
Risk-weighted assets (1)	$414,169	$404,727	$417,138
Capital ratios (%):
Common Equity Tier 1 capital ratio	12.2	12.3	11.8
Tier 1 capital ratio	13.7	13.6	13.3
Total capital ratio	15.7	15.7	15.5
Leverage:
Leverage exposures	$1,191,993	$1,180,223	$1,170,290
Leverage ratio (%)	4.8	4.7	4.7
(1)	As at July 31, 2021, April 30, 2021 and October 31, 2020, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.
The Bank’s Common Equity Tier 1 (CET1) capital ratio was 12.2% at July 31, 2021, a decrease of 10 basis points from the prior quarter, due primarily to increases in risk-weighted assets primarily in retail mortgages, personal and business lending, OSFI’s reversal of its temporary reduction in the SVaR multiplier, and a lower CET1 inclusion from declines in Stage 1 and Stage 2 expected credit losses (ECL), partly offset by strong internal capital generation. As at July 31, 2021, the Bank’s CET1 ratio included a benefit of nine basis points (April 30, 2021 – 14 basis points; October 31, 2020 – 30 basis points) from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 ECL relative to their pre-crisis
baseline levels.
The Bank’s Tier 1 capital ratio was 13.7% as at July 31, 2021, an increase of approximately 10 basis points from the prior quarter, due primarily to the Bank’s issuance of $1.25 billion of Tier 1 qualifying Limited Recourse Capital Notes (LRCNs), partly offset by the above noted impacts to the CET1 capital ratio and the redemption of $500 million of Basel III compliant NVCC preferred shares. The Bank’s Total capital ratio of 15.7% was unchanged from the prior quarter.
The Leverage ratio was 4.8% as at July 31, 2021, an increase of approximately 10 basis points from the prior quarter, as higher Tier 1 capital was partly offset by growth in the Bank’s on and off-balance sheet assets.
As at July 31, 2021, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $50.5 billion, as at July 31, 2021, an increase of approximately $768 million from the prior quarter due primarily to internal capital generation of $1,333 million and share issuances of $116 million, including issuances through the employee share ownership and stock options programs, partly offset by lower non-controlling interest recognition in CET1 capital of $305 million, decline in accumulated other comprehensive income of $232 million, excluding impacts from cashflow hedges, and a lower benefit from OSFI’s transitional adjustment for the partial inclusion of ECL of $180 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $9.4 billion (or 2.3%) to $414.2 billion, due primarily to retail mortgages, personal and business lending, OSFI’s reversal of its temporary reduction in the SVaR multiplier, and the impact from foreign currency translation.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Total Loss Absorbing Capacity (TLAC)
OSFI has issued its guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canada’s
D-SIBs
as part of the Federal Government’s
bail-in
regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity to support its recapitalization in the event of its failure. Effective November 1, 2021,
D-SIBs
will be required to maintain a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 21.5% of risk-weighted assets (plus the Domestic Stability Buffer requirement) and 6.75% of leverage ratio exposures. OSFI may subsequently vary the minimum TLAC requirements for individual
D-SIBs
or groups of
D-SIBs.
Where a
D-SIB
falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act. The Bank expects to meet the minimum requirements when they come into effect on November 1, 2021.
Global Systemically Important Bank (G-SIB) Disclosures
In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in an annual survey.
The G-SIB indicators as defined by the BCBS, are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2020, the Bank is not considered to be a G-SIB based on October 31, 2019 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

As at and for the year ended October 31 ($ millions) (1)
Category (2)	Indicator (2)	2020	2019
Cross-jurisdictional activity	Cross-jurisdictional claims	$475,524	$504,783
	Cross-jurisdictional liabilities	336,984	374,593
Size	Total exposures as defined for use in the Basel III leverage ratio	1,303,827	1,246,407
Interconnectedness	Intra-financial system assets	137,676	141,639
	Intra-financial system liabilities	103,775	104,512
	Securities outstanding	249,326	306,238
Substitutability/financial institution infrastructure	Payments activity (3)	16,456,927	16,822,122
	Assets under custody	309,082	291,894
	Underwritten transactions in debt and equity markets	99,829	55,452
Complexity	Notional amount of over-the-counter derivatives	5,428,606	5,668,590
	Trading, FVTPL, and FVOCI securities	45,575	49,699
	Level 3 assets	935	941
(1)	Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2013).
(3)	2020 amount has been restated.
Changes in G-SIB Indicators
During 2020, securities outstanding decreased primarily due to lower certificates of deposit and commercial paper. Underwritten transactions in debt and equity markets increased mainly due to higher debt underwriting activity. Other year-over-year movements generally reflect changes in business activity or impacts from foreign currency translation.
Normal Course Issuer Bid
On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of
COVID-19
measures. The Bank does not have an active normal course issuer bid and did not repurchase any common shares during the nine months ended July 31, 2021.
The Bank’s previous normal course issuer bid terminated on June 3, 2020. Under this program, the Bank repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share. These repurchases were carried out before March 13, 2020.
Common dividend
The Board of Directors, at its meeting on August 23, 2021, approved a dividend of 90 cents per share. This quarterly dividend is payable to shareholders of record as of October 5, 2021 on October 27, 2021.
On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend dividend increases as part of
COVID-19
measures.
Regulatory capital developments
Basel Committee on Banking Supervision – Finalized Basel III Regulatory Capital Reforms
In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on the remaining Basel III reforms. The previously expected implementation year of 2022 was delayed to 2023.
The final Basel III reforms package includes:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk;

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;

•
revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and

•
an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches.

Banks will also be required to disclose their RWAs based on these standardized approaches. There is a phase-in period for the 72.5% output floor from 2023 until 2028.
In March 2021, OSFI released proposed revisions to its Capital Adequacy Requirements Guideline and its Leverage Requirements Guideline, for public consultation. OSFI’s requirements are substantially aligned with Basel III with some differences, primarily in retail and with respect to an acceleration of the phase-in period of the aggregate output floor to 72.5% by 2026. Implementation timelines are Q1 2023, with the exception of CVA and FRTB market risk requirements which are effective Q1 2024. OSFI has also proposed revisions to its Pillar 3 disclosure requirements for implementation in 2023.
The Bank has participated in these consultations and will continue to monitor and prepare for developments impacting regulatory capital requirements.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 177 of the Bank’s 2020 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, including the impact of
COVID-19,
industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 94 of the Bank’s 2020 Annual Report).
Total derivative notional amounts were $5,457 billion as at July 31, 2021, compared to $5,334 billion as at April 30, 2021 (October 31, 2020 – $5,621 billion). The quarterly increase was due primarily to higher volume of foreign exchange contracts and the impact of foreign currency translation. The total notional amount of over-the-counter
derivatives was $5,234 billion compared to $5,134 billion as at April 30, 2021 (October 31, 2020 – $5,426 billion), of which $3,668 billion was settled through central counterparties as at July 31, 2021 (April 30, 2021 – $3,629 billion; October 31, 2020 – $3,834 billion). The credit equivalent amount, after taking master netting arrangements into account, was $34.3 billion, compared to $35.6 billion at April 30, 2021. The decrease was primarily attributable to the lower exposure of commodity contracts partly offset by increase in foreign exchange contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 77 of the Bank’s 2020 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 72 to 75 of the Bank’s 2020 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.
Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.4 billion as at July 31, 2021 (October 31, 2020 – $4.2 billion). As at July 31, 2021, total commercial paper outstanding for these conduits was $4.0 billion (October 31, 2020 – $3.1 billion). Funded assets purchased and held by these conduits as at July 31, 2021, as reflected at original cost, were $4.0 billion (October 31, 2020 – $3.1 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2020.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Other
off-balance
sheet arrangements
Guarantees and other indirect commitments increased by 4% from October 31, 2020. The increase is primarily due to securities lending activities and undrawn commitments. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest
income were $158 million for the three months ended July 31, 2021, compared to $162 million in the previous quarter.
Regulatory Developments
The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of the Bank’s 2020 Annual Report, as may be updated below.
Regulatory Initiatives Impacting Financial Services in Canada
On June 12, 2020, the National Assembly of Quebec tabled Bill 64, an Act to modernize legislative provisions as regards the protection of personal information. This Bill will reform the Quebec private-sector privacy act. It is modeled after the initial versions of GDPR, and introduces key changes, including: increase of enforcement powers for the Commission d’accès à l’information, significant new monetary penalties for non-compliance,
significant administrative impediments to transborder data flows, including mandatory privacy impact assessments, mandatory breach notification and record keeping, and itemized express consent requirements. On February 2021, a special committee started a clause-by-clause
review of the Bill, which the Quebec Government intends to pass in the Fall, with a one to three year implementation period. The Bank is actively monitoring these developments and engaging business stakeholders and key groups to discuss potential impact to its operations.
The Financial Consumer Protection Framework (Bill C86), introduced in 2018, applies to federally regulated financial institutions and focuses on strengthening consumer protection provisions and includes requirements intended to encourage responsible business conduct and fair treatment of consumers. Bill C86 is expected to go into force June 30, 2022. A Canadian Banking program project is underway to address the new requirements.
The Securities Exchange Commission (SEC) SBSD Registration and Compliance Date
The SEC has published a series of compliance dates for Security-Based Swap Dealers and Major Security-Based Swap Participants as part of its Security-Based Swap Dealer regulations. August 6, 2021 is the de minimis threshold counting requirement deadline which determines whether firms have a registration requirement, and November 1, 2021 is the final date for registration submission to the SEC for entities registering as a Security Based Swap Dealer (SBSD). In addition, October 6, 2021 marks the compliance date for several rules applicable to registered SBSDs. These rules include security-based swap margin, segregation, recordkeeping and reporting, business conduct, trade acknowledgment and risk mitigation rules. November 8, 2021 is a compliance deadline to start trade reporting to a Swap Data Repository. The Bank has established governance and a program of work designed to meet the relevant compliance deadlines and be compliant with applicable SEC rules.
Canadian Anti-Money Laundering (AML) Regulations
As part of phased-in implementation, a series of regulatory amendments to Canada’s Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) and regulations took effect on June 1, 2021, along with changes to guidance documents issued by the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). These changes aim to improve the effectiveness of Canada’s anti-money laundering and counter-terrorism financing regime, and to improve compliance with international standards. The Bank has taken measures to comply with the requirements that took effect on June 1, 2021 in alignment with FINTRAC’s announcements, and continues to work proactively to implement the remainder of the new regime with the aim of protecting the Canadian financial system and our communities. In addition, recent Federal Budget legislation (Bill
C-30)
was given Royal Assent on June 29, 2021 which included changes that expand FINTRAC’s powers, including the ability to recover its compliance costs from industry, impose harsher penalties for criminal convictions, and request the provision of information after a report has been filed.
Advisory Committee on Open Banking
On August 4, 2021, the Minister of Finance released the Advisory Committee on Open Banking’s final report. The Advisory Committee’s report provides a road map for the Government of Canada to create and launch an open banking system by January 2023 and makes recommendations on how to modernize the Canadian financial services sector and implement a secure open banking system. The Committee suggests a two-staged open banking implementation plan, an initial low-risk open banking system to be designed and implemented by January 2023, followed by a period of ongoing evolution and administration of the system. To ensure open banking is available to as many Canadians as possible, the Advisory Committee recommends that all federally regulated banks be required to participate in the first phase of open banking in Canada. Provincially regulated financial institutions such as credit unions should have the opportunity to join on a voluntary basis. The Minister of Finance has not announced any next steps beyond the release of the Advisory Committee’s report. The Bank is actively monitoring these developments and has established a committee that is responsible for leading engagements with key groups, including the Government of Canada, to discuss and provide feedback on the development of a regulatory framework for open banking.
Interest Rate Benchmark Reform
In July 2017, the UK Financial Conduct Authority (FCA), which began regulating the London Interbank Offered Rate (LIBOR) in 2013, announced that after December 31, 2021, it would stop making efforts to sustain the rate. The FCA and regulators in other jurisdictions have urged markets to transition away from the use of LIBOR and other interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR), in favour of alternative risk-free rates (RFRs). RFRs are overnight rates that differ inherently from LIBOR and other interbank offered rates, lacking a term structure and a credit component. In July 2021, the Alternative Reference Rate Committee (ARRC) announced its formal recommendation of the CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) term rates to introduce an alternative to USD LIBOR based on an overnight rate but with a term structure. The ARRC’s recommendation marks the completion of the ARRC’s Paced Transition Plan, the series of specific steps established by the ARRC in 2017 to encourage the adoption of SOFR.
On March 5, 2021, the FCA confirmed that the publication of most tenors of USD LIBOR (i.e., overnight, one-month,
three-month,
six-month
and
12-month
LIBOR) ceases immediately following a final publication on June 30, 2023. The scheduled cessation date for GBP, JPY, CHF and EUR LIBOR, and the one-week
and
two-month
tenors of USD LIBOR remain December 31, 2021.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

The announcement provides certainty regarding the future of the various LIBOR currencies and tenors. It also serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both derivative and cash products. While the most widely used USD LIBOR tenors will continue to be published in their current form until June 30, 2023, the Federal Reserve Board has advised that banks should no longer write USD LIBOR linked contracts after December 31, 2021, and sooner, where practicable. Similarly, on June 22, 2021, OSFI stated that Federally Regulated Financial Institutions should stop using USD LIBOR as a reference rate as soon as possible and should not enter into transactions using USD LIBOR as a reference rate after December 31, 2021.
The Bank has established an enterprise-wide program (the Transition Program) to ensure a smooth transition from LIBOR and other IBORs to RFRs. The Transition Program is focusing on identifying and quantifying our exposures to various IBORs, providing the capability to trade products referencing alternative RFRs and evaluating our existing contract language in the event LIBOR ceases to exist. The Bank considers transition risks as part of a comprehensive change program to ensure that systems, processes and strategy provide for a smooth transition from the use of legacy rates and supports trading in RFRs.
In developing transition strategies, the Transition Program has integrated into its plans recommendations from industry groups and regulatory bodies, such as the ARRC in the US and the FCA regarding the timing of key transition activities, such as ceasing to issue certain LIBOR-based products and incorporating fallback language in specific instruments.
The Bank continues to work towards meeting the regulatory and industry-wide recommended milestones on cessation of LIBOR and work with clients and counterparties to issue products based on RFRs where viable.
The International Accounting Standards Board (IASB) has approached the impact of Interest Rate Benchmark Reform on financial reporting in two phases. Phase 1 addressed issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative RFR; and Phase 2 focused on issues that might affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The IASB issued the Phase 1 and Phase 2 amendments in September 2019 and August 2020, respectively. The Bank adopted the Phase 1 amendments effective November 1, 2019, and early adopted the Phase 2 amendments effective November 1, 2020.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2020 as described in Note 3 of the Bank’s 2020 annual consolidated financial statements, except for changes to definition of business resulting from the amendment to IFRS 3
Business Combinations
, changes to the modifications of financial instruments from amendments to IFRS 9
Financial Instruments
, and changes to hedge accounting from amendments to IAS 39
Financial Instruments: Recognition and Measurement
, both of which are part of the IASB’s Interest Rate Benchmark Reform – Phase 2 Amendments. These are discussed in Note 3 of the condensed interim consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2020 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2020 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank Third Quarter Report 2021

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

July 31, 2021	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common shares (2)		$18,493		$0.90		1,215,107	n/a
Preferred shares
Preferred shares Series 32 (3)		–		–		–	–
Preferred shares Series 33 (3)		–		–		–	–
Preferred shares Series 34 (4)		–		–		–	–
Preferred shares Series 36 (5)		–		–		–	–
Preferred shares Series 38 (6)(7)		500		0.303125		20,000	Series 39
Preferred shares Series 40 (6)(7)		300		0.303125		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution (8)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (9)		$750		$28.25		5.650	750
Subordinated additional Tier 1 capital securities (NVCC) (7)(10)	US$	1,250	US$	23.25		4.650	1,250
Subordinated additional Tier 1 capital securities (NVCC) (7)(11)	US$	1,250	US$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1 (NVCC) (7)(11)(12)		$1,250		$9.25		3.700	1,250

NVCC Subordinated debentures (7)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							10,722
(1)
Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at August 24, 2021. The Board of Directors, at its meeting on August 23, 2021, approved a dividend of 90 cents per share payable to shareholders of record as of October 5, 2021 on October 27, 2021.

(2)	As at August 13, 2021, the number of outstanding common shares and options were 1,215,127 thousand and 10,703 thousand, respectively.
(3)
On February 2, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred shares Series 32 and Series 33 at a price equal to $25.00 per share plus dividends declared on January 26, 2021 of $0.009891 per Series 32 share and $0.006976 per Series 33 share.

(4)
On April 26, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred Shares Series 34 at a price equal to $25.00 per share plus dividends declared on February 23, 2021 of $0.343750 per Series 34 share.

(5)
On July 26, 2021, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 36 at a price equal to $25.00 per share plus dividends declared on June 1, 2021 of $0.343750 per Series 36 share.

(6)
These preferred shares are entitled to
non-cumulative
preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2020 Annual Report for further details.

(7)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2020 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital securities (Note 24) and NVCC Preferred Shares (Note 24). Refer to Note 11 of the Condensed Interim Consolidated Financial Statements for more details on the Limited Recourse Capital Notes Series 1 (“LRCN Series 1”) issued during the quarter. The LRCN Series 1 will rank pari passu with Deeply Subordinated Indebtedness, including the Bank’s existing NVCC subordinated additional Tier 1 capital securities. The Maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, NVCC preferred shares and LRCN Series 1 as at July 31, 2021 would be 3,070 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(8)	Distributions made per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(9)	These securities have exchange features. Refer to Table 30 in the Bank’s 2020 Annual Report for further details.
(10)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(11)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(12)
On June 15, 2021, the Bank issued $1,250 million 3.70% Fixed Rate Resetting Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”). In connection with the issuance of LRCN Series 1, the Bank issued $1,250 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the AT1 Notes”) at a price of $1,000 per AT1 Note, to a consolidated trust to be held as trust assets in connection with the LRCN structure. For more details, refer to Note 11.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2020 Annual Report.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

49	Condensed Interim Consolidated Financial Statements

54	Notes to the Condensed Interim Consolidated Financial Statements

	54	Note 1 - Reporting entity

	54	Note 2 - Basis of preparation

	54	Note 3 - Significant accounting policies

	56	Note 4 - Future accounting developments

	56	Note 5 - Cash and deposits with financial institutions

	57	Note 6 - Investment securities

	58	Note 7 - Loans, impaired loans and allowance for credit losses

	66	Note 8 - Derecognition of financial assets

67	Note 9 - Investments in associates

67	Note 10 - Deposits

67	Note 11 - Capital and financing transactions

68	Note 12 - Capital management

69	Note 13 - Share-based payments

69	Note 14 - Employee benefits

69	Note 15 - Operating segments

72	Note 16 - Interest income and expense

72	Note 17 - Earnings per share

73	Note 18 - Financial instruments

79	Note 19 - Corporate income taxes

79	Note 20 - Acquisition and divestitures

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2021	April 30 2021	October 31 2020
Assets
Cash and deposits with financial institutions	5	$75,881	$52,017	$76,460
Precious metals		759	553	1,181
Trading assets
Securities		133,575	137,116	108,331
Loans		6,793	6,532	8,352
Other		752	599	1,156
		141,120	144,247	117,839
Securities purchased under resale agreements and securities borrowed		129,013	131,081	119,747
Derivative financial instruments		41,904	40,573	45,065
Investment securities	6	81,734	85,107	111,389
Loans
Residential mortgages	7	310,370	296,727	284,684
Personal loans	7	91,544	90,682	93,758
Credit cards	7	12,194	12,826	14,797
Business and government	7	219,720	214,646	217,663
		633,828	614,881	610,902
Allowance for credit losses	7(c)	6,079	6,716	7,639
		627,749	608,165	603,263
Other
Customers’ liability under acceptances, net of allowance		17,023	15,596	14,228
Property and equipment		5,538	5,558	5,897
Investments in associates	9	2,504	2,480	2,475
Goodwill and other intangible assets		16,703	16,801	17,015
Deferred tax assets		2,108	2,052	2,185
Other assets		21,393	21,018	19,722
		65,269	63,505	61,522
Total assets		$1,163,429	$1,125,248	$1,136,466
Liabilities
Deposits
Personal	10	$247,462	$246,661	$246,135
Business and government	10	503,314	469,078	464,619
Financial institutions	10	43,610	40,922	40,084
		794,386	756,661	750,838
Financial instruments designated at fair value through profit or loss	18(b)	21,961	20,406	18,899
Other
Acceptances		17,085	15,668	14,305
Obligations related to securities sold short		43,276	41,768	31,902
Derivative financial instruments		38,894	39,868	42,247
Obligations related to securities sold under repurchase agreements and securities lent		112,516	115,969	137,763
Subordinated debentures	11	6,418	6,439	7,405
Other liabilities		56,732	58,047	62,604
		274,921	277,759	296,226
Total liabilities		1,091,268	1,054,826	1,065,963
Equity
Common equity
Common shares	11	18,493	18,377	18,239
Retained earnings		50,044	48,713	46,345
Accumulated other comprehensive income (loss)		(3,986)	(3,979)	(2,125)
Other reserves		169	348	360
Total common equity		64,720	63,459	62,819
Preferred shares and other equity instruments	11	5,299	4,549	5,308
Total equity attributable to equity holders of the Bank		70,019	68,008	68,127
Non-controlling interests in subsidiaries		2,142	2,414	2,376
Total equity		72,161	70,422	70,503
Total liabilities and equity		$1,163,429	$1,125,248	$1,136,466
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Revenue
Interest income (1)
Loans		$5,648	$5,712	$6,420	$17,408	$20,873
Securities		354	390	460	1,124	1,577
Securities purchased under resale agreements and securities borrowed		49	41	57	133	235
Deposits with financial institutions		50	44	49	135	375
	16	6,101	6,187	6,986	18,800	23,060
Interest expense
Deposits		1,540	1,619	2,425	4,952	8,676
Subordinated debentures		43	44	53	134	190
Other		301	348	255	970	1,132
	16	1,884	2,011	2,733	6,056	9,998
Net interest income		4,217	4,176	4,253	12,744	13,062
Non-interest income
Card revenues		177	181	164	562	608
Banking services fees		400	399	337	1,184	1,164
Credit fees		382	377	333	1,117	1,003
Mutual funds		580	548	486	1,789	1,439
Brokerage fees		263	259	225	774	677
Investment management and trust		252	245	225	743	708
Underwriting and other advisory		198	216	202	580	538
Non-trading foreign exchange		194	210	170	608	539
Trading revenues		478	525	736	1,624	1,913
Net gain on sale of investment securities		80	137	145	336	425
Net income from investments in associated corporations		73	113	42	243	193
Insurance underwriting income, net of claims		83	100	113	296	377
Other fees and commissions		171	189	158	524	537
Other		209	61	145	441	648
		3,540	3,560	3,481	10,821	10,769
Total revenue		7,757	7,736	7,734	23,565	23,831
Provision for credit losses		380	496	2,181	1,640	4,953
		7,377	7,240	5,553	21,925	18,878
Non-interest expenses
Salaries and employee benefits		2,131	2,128	2,066	6,487	6,553
Premises and technology		597	581	601	1,753	1,801
Depreciation and amortization		373	375	377	1,128	1,139
Communications		86	94	105	276	325
Advertising and business development		93	94	98	278	349
Professional		211	179	181	547	569
Business and capital taxes		122	126	130	391	394
Other		484	465	460	1,487	1,669
		4,097	4,042	4,018	12,347	12,799
Income before taxes		3,280	3,198	1,535	9,578	6,079
Income tax expense	19	738	742	231	2,182	1,125
Net income		$2,542	$2,456	$1,304	$7,396	$4,954
Net income attributable to non-controlling interests in subsidiaries		81	90	(51)	261	3
Net income attributable to equity holders of the Bank		$2,461	$2,366	$1,355	$7,135	$4,951
Preferred shareholders and other equity instrument holders		35	77	23	155	114
Common shareholders		$2,426	$2,289	$1,332	$6,980	$4,837
Earnings per common share (in dollars)
Basic	17	$2.00	$1.89	$1.10	$5.75	$3.99
Diluted	17	1.99	1.88	1.04	5.73	3.88
Dividends paid per common share (in dollars)		0.90	0.90	0.90	2.70	2.70
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $5,989 for the three months ended July 31, 2021 (April 30, 2021 – $6,078; July 31, 2020 – $6,839) and for the nine months ended July 31, 2021 – $18,467 (July 31, 2020 – $22,663).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Net income	$2,542	$2,456	$1,304	$7,396	$4,954
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(94)	(1,956)	(1,411)	(3,456)	(1,885)
Net gains (losses) on hedges of net investments in foreign operations	(56)	625	529	1,075	341
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	2	(17)	(24)	(22)	46
Net gains (losses) on hedges of net investments in foreign operations	(15)	164	139	282	90
	(137)	(1,478)	(997)	(2,641)	(1,680)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(18)	(617)	553	(694)	1,730
Reclassification of net (gains) losses to net income	(128)	250	(195)	228	(1,230)
Income tax expense (benefit):
Net gains (losses) in fair value	11	(151)	152	(157)	446
Reclassification of net (gains) losses to net income	(33)	61	(48)	52	(313)
	(124)	(277)	254	(361)	367
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	230	(881)	1,362	487	3,204
Reclassification of net (gains) losses to net income	72	666	(1,557)	(654)	(2,989)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(10)	(249)	386	47	870
Reclassification of net (gains) losses to net income	81	195	(456)	(86)	(824)
	231	(161)	(125)	(128)	169
Other comprehensive income (loss) from investments in associates	4	15	10	31	(9)
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(111)	887	(504)	1,417	(911)
Income tax expense (benefit)	(32)	235	(139)	374	(231)
	(79)	652	(365)	1,043	(680)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	84	183	58	436	(78)
Income tax expense (benefit)	17	60	18	99	(20)
	67	123	40	337	(58)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	72	(140)	(585)	(246)	(193)
Income tax expense (benefit)	19	(36)	(154)	(64)	(51)
	53	(104)	(431)	(182)	(142)
Other comprehensive income (loss) from investments in associates	–	(14)	–	5	(8)
Other comprehensive income (loss)	15	(1,244)	(1,614)	(1,896)	(2,041)
Comprehensive income (loss)	$2,557	$1,212	$(310)	$5,500	$2,913
Comprehensive income (loss) attributable to non-controlling interests	29	40	(45)	152	(93)
Comprehensive income (loss) attributable to equity holders of the Bank	2,528	1,172	(265)	5,348	3,006
Preferred shareholders and other equity instrument holders	35	77	23	155	114
Common shareholders	$2,493	$1,095	$(288)	$5,193	$2,892
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves		Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503
Net income	–	6,980	–	–	–	–	–	–		6,980	155	7,135	261		7,396
Other comprehensive income (loss)	–	–	(2,519)	(361)	366	(164)	891	–		(1,787)	–	(1,787)	(109)		(1,896)
Total comprehensive income	$–	$6,980	$(2,519)	$(361)	$366	$(164)	$891	$–		$5,193	$155	$5,348	$152		$5,500
Shares issued	254	–	–	–	–	–	–	(23)		231	1,250	1,481	–		1,481
Shares repurchased/redeemed	–	–	–	–	–	–	–	–		–	(1,259)	(1,259)	–		(1,259)
Dividends and distributions paid to equity holders	–	(3,276)	–	–	–	–	–	–		(3,276)	(155)	(3,431)	(98)		(3,529)
Share-based payments (3)	–	–	–	–	–	–	–	6		6	–	6	–		6
Other	–	(5)	(59)	–	(6)	(9)	–	(174	) (4)	(253)	–	(253)	(288	) (4)	(541)
Balance as at July 31, 2021	$18,493	$50,044	$(3,906)	$(31)	$197	$466	$(712)	$169		$64,720	$5,299	$70,019	$2,142		$72,161

Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365		$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	4,837	–	–	–	–	–	–		4,837	114	4,951	3		4,954
Other comprehensive income (loss)	–	–	(1,616)	367	(57)	171	(810)	–		(1,945)	–	(1,945)	(96)		(2,041)
Total comprehensive income	$–	$4,837	$(1,616)	$367	$(57)	$171	$(810)	$–		$2,892	$114	$3,006	$(93)		$2,913
Shares issued	56	–	–	–	–	–	–	(9)		47	1,689	1,736	–		1,736
Shares repurchased/redeemed	(84)	(330)	–	–	–	–	–	–		(414)	(265)	(679)	–		(679)
Dividends and distributions paid to equity holders	–	(3,272)	–	–	–	–	–	–		(3,272)	(114)	(3,386)	(141)		(3,527)
Share-based payments (3)	–	–	–	–	–	–	–	5		5	–	5	–		5
Other	–	15	–	–	(27)	–	–	(1)		(13)	–	(13)	(52	) (4)	(65)
Balance as at July 31, 2020	$18,236	$45,689	$(816)	$404	$(139)	$821	$(1,672)	$360		$62,883	$5,308	$68,191	$2,384		$70,575
(1)	Includes undistributed retained earnings of $59 (July 31, 2020 – $63) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions (refer to Note 20).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Cash flows from operating activities
Net income	$2,542	$1,304	$7,396	$4,954
Adjustment for:
Net interest income	(4,217)	(4,253)	(12,744)	(13,062)
Depreciation and amortization	373	377	1,128	1,139
Provision for credit losses	380	2,181	1,640	4,953
Equity-settled share-based payment expense	1	1	6	5
Net gain on sale of investment securities	(80)	(145)	(336)	(425)
Net (gain)/loss on divestitures	–	(44)	15	(306)
Net income from investments in associated corporations	(73)	(42)	(243)	(193)
Income tax expense	738	231	2,182	1,125
Changes in operating assets and liabilities:
Trading assets	4,453	(3,889)	(27,387)	4,499
Securities purchased under resale agreements and securities borrowed	3,508	2,159	(14,122)	7,004
Loans	(20,304)	5,957	(39,848)	(32,288)
Deposits	35,925	(19,527)	68,099	40,775
Obligations related to securities sold short	1,217	1,859	12,094	2,994
Obligations related to securities sold under repurchase agreements and securities lent	(4,531)	(25,874)	(19,987)	10,756
Net derivative financial instruments	(2,216)	394	743	631
Other, net	(1,339)	(5,416)	(8,393)	4,062
Dividends received	230	206	685	620
Interest received	6,205	6,784	19,297	22,541
Interest paid	(2,058)	(2,958)	(6,837)	(10,636)
Income tax paid	(688)	(151)	(2,192)	(1,339)
Net cash from/(used in) operating activities	20,066	(40,846)	(18,804)	47,809
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(22,696)	42,478	(4,783)	(12,856)
Purchase of investment securities	(16,284)	(42,470)	(50,990)	(128,085)
Proceeds from sale and maturity of investment securities	20,147	38,126	77,213	88,826
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(481)	131	(667)	3,938
Property and equipment, net of disposals	(89)	(165)	(271)	(568)
Other, net	(219)	(45)	(339)	(472)
Net cash from/(used in) investing activities	(19,622)	38,055	20,163	(49,217)
Cash flows from financing activities
Redemption of subordinated debentures	–	(6)	(750)	(6)
Redemption of preferred shares	(500)	–	(1,259)	(265)
Proceeds from preferred shares and other equity instruments issued	1,250	1,689	1,250	1,689
Proceeds from common shares issued	116	5	254	56
Common shares purchased for cancellation	–	–	–	(414)
Cash dividends and distributions paid	(1,128)	(1,113)	(3,431)	(3,386)
Distributions to non-controlling interests	(13)	(12)	(98)	(141)
Payment of lease liabilities	(70)	(87)	(242)	(258)
Other, net	481	1,958	794	4,353
Net cash from/(used in) financing activities	136	2,434	(3,482)	1,628
Effect of exchange rate changes on cash and cash equivalents	33	(215)	(447)	(33)
Net change in cash and cash equivalents	613	(572)	(2,570)	187
Cash and cash equivalents at beginning of period (1)	7,940	11,663	11,123	10,904
Cash and cash equivalents at end of period (1)	$8,553	$11,091	$8,553	$11,091
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2020.
The condensed interim consolidated financial statements for the quarter ended July 31, 2021 have been approved by the Board of Directors for issue on August 24, 2021.
Certain comparative amounts have been restated to conform with the basis of presentation in the current period.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities.
The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions and techniques that require a high degree of judgement. These include assessment of significant increase in credit risk, the forecast of macroeconomic variables for multiple scenarios and probability weightings of the scenarios. In the current economic environment resulting from
COVID-19,
the models in isolation may not capture all the uncertainty as well as the impact of the public support programs by the governments and central banks. This is reflected in the expert credit judgment applied in the determination of the allowance for credit losses.
While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2020.
Except for the changes described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2020 as described in Note 3 of the Bank’s 2020 annual consolidated financial statements.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 3: Definition of a Business
On October 22, 2018, the IASB issued a narrow-scope amendment to IFRS 3 Business Combinations. The amendment clarifies the determination of whether an acquisition is of a business or a group of assets. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The amendments will apply prospectively to new transactions occurring after November 1, 2020.
Interest Rate Benchmark Reform
On August 27, 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the amendments). The amendments introduce a practical expedient to account for a change in the basis for determining the contractual cash flows of financial instruments that are impacted by interest rate benchmark reform (IBOR reform). Under the practical expedient, the Bank does not derecognize or adjust the carrying amount of financial instruments for modifications required by IBOR reform but instead updates the effective interest rate to reflect the change in the interest rate benchmark. The practical expedient is applied when the modification is required as a direct consequence of IBOR reform, and the new basis for determining the contractual cash flows is economically equivalent to the previous basis. If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by the interest rate benchmark reform, then the Bank first updates the effective interest of the financial asset or financial liability to reflect the change that is required by IBOR reform. After that, the Bank applies the policies on accounting for modifications set out in Note 3 of the Bank’s consolidated financial statements in the 2020 Annual Report to the remaining modifications.
In conjunction, the amendments also provide relief from specific hedge accounting requirements, such that when the basis for determining the contractual cash flows of existing hedge relationship changes as a result of IBOR reform, the Bank may amend the hedge documentation without discontinuing the hedging relationship. For cash flow hedges where the interest benchmark changes as a result of IBOR reform, the Bank deems that the corresponding hedge reserve in OCI is based on the alternative benchmark rate to determine whether the hedged future cash flows are expected to occur. For changes that are in addition to those required by IBOR reform, the Bank first determines whether the additional changes result in discontinuation of hedge relationships before applying the relief. In addition, when determining the hedged risk, the Bank may designate an alternative benchmark rate risk component that is not currently separately identifiable, as long as it is reasonable to expect that the alternative benchmark rate will become separately identifiable within a
24-month
period. For aspects of hedge accounting not covered by the amendments and hedges that are not directly impacted by the IBOR reform, the accounting policies as described in Note 3 of the Bank’s consolidated financial statements in the 2020 Annual Report continue to apply.
Under the amendments, additional disclosures are required in the financial statements to outline the effect of the reform on the financial instruments and risk management strategy. The Bank early adopted the amendments effective November 1, 2020, as permitted by the standard. The amendments apply retrospectively, but the Bank is not required to restate comparative information. There was no impact on opening shareholders’ equity.
Overview
Major interest rate benchmark review and reform has been undertaken globally, with a view to either reforming or phasing out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As alternatives to IBORs, regulators have recommended markets begin adopting alternative risk-free rates (RFRs). The Bank has significant exposures to the London Interbank Offered Rate (LIBOR), particularly USD and GBP LIBOR.
IBOR reform and the associated move from IBORs to RFRs carries systemic and market risks. These risks, such as increased volatility, lack of liquidity and uneven fallback practices, may impact market participants. In addition to these inherent risks, the Bank is exposed to operational risk arising from the renegotiation of contracts, technology readiness to issue and trade products referencing RFRs, and conduct with clients and counterparties.
The Bank has established an enterprise-wide program (the Transition Program) to support the Bank’s transition away from LIBOR and other IBORs to RFRs. The focus of the Transition Program is to address risks by identifying the exposures to various IBORs, evaluating the contract language in the event IBORs cease to be published or available, developing the capabilities to issue and trade products referencing RFRs and communicating with clients and counterparties regarding industry developments pertaining to IBOR reform. The Transition Program provides quarterly updates to the Bank’s Regulatory Oversight Committee, and annually, to the Risk Committee of the Board of Directors, regarding the status of transition plans for migrating the Bank’s IBOR-linked products and upgrading systems and processes.
On March 5, 2021, the FCA confirmed that the publication of most tenors of USD LIBOR (i.e., overnight, one-month,
three-month,
six-month
and
12-month
LIBOR) ceases immediately following a final publication on June 30, 2023. The scheduled cessation date for GBP, JPY, CHF and EUR LIBORs, remains December 31, 2021. This announcement provides certainty regarding the future of the various LIBOR currencies and tenors and serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both derivative and cash products.
While the most widely used USD LIBOR tenors will continue to be published in their current form until June 30, 2023, the Federal Reserve Board has advised that banks should no longer write USD LIBOR linked contracts after December 31, 2021, and sooner, where practicable. Similarly, on June 22, 2021, OSFI stated that Federally Regulated Financial Institutions should stop using USD LIBOR as a reference rate as soon as possible and should not enter into transactions using USD LIBOR as a reference rate after December 31, 2021.
On July 29, 2021, the Alternative Reference Rate Committee (ARRC) announced its formal recommendation of the CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) term rates. This recommendation marks the completion of the ARRC’s Paced Transition Plan, the series of specific steps established by the ARRC in 2017 to encourage the adoption of SOFR.
The Bank continues to work towards meeting the regulatory and industry-wide recommended milestones on cessation of LIBOR and will be working with clients and counterparties to issue products based on alternative reference rates where viable.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-derivative
financial assets and financial liabilities
The following table reflects the Bank’s IBOR exposure to
non-derivative
financial assets and financial liabilities as at November 1, 2020, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to financial instruments includes USD LIBOR maturing after June 30, 2023, and GBP LIBOR and Other Rates with most maturing after December 31, 2021. These exposures will remain outstanding until LIBOR ceases and will therefore transition in the future.

	Carrying amount
As at November 1 , 2020 ($ millions)	USD LIBOR	GBP LIBOR	Other Rates (1)(2)	Total
	Maturing after June 30, 2023	Maturing after December 31, 2021
Non-derivative financial assets (3)	$27,500	$1,468	$695	$29,663
Non-derivative financial liabilities (4)(5)	1,229	949	750	2,928
(1)	Other Rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR and six-month and twelve-month CDOR. These CDOR tenors ceased to be published after May 17, 2021.
(2)	Other Rates exclude EURIBOR exposures from non-derivative financial assets and non-derivative financial liabilities of $2,181 million and $1,164 million, respectively, which were included in Q1/21.
(3)	Non derivative financial assets include carrying amounts of debt securities and loans (debt securities and loans measured at amortized cost are gross of allowance for credit losses).
(4)	Non-derivative financial liabilities include carrying amounts of deposits, subordinated debentures and other liabilities.
(5)
Non-derivative
financial liabilities exclude additional Tier 1 capital instruments of $1.56 billion (US$1.25 billion) that are currently at a fixed rate and subsequently reset to three-month USD LIBOR on October 12, 2022.

Derivatives and undrawn commitments
The following table reflects the Bank’s IBOR exposure to derivatives and undrawn commitments as at November 1, 2020, subject to reform that has yet to transition to alternative benchmark rates. The Bank’s IBOR exposure to financial instruments includes USD LIBOR maturing after June 30, 2023, and GBP LIBOR and Other Rates with most maturing after December 31, 2021. These exposures will remain outstanding until LIBOR ceases and will therefore transition in the future.

	Notional amount
As at November 1, 2020 ($ millions)	USD LIBOR	GBP LIBOR	Other Rates (1)(2)	Total
	Maturing after June 30, 2023	Maturing after December 31, 2021
Derivatives
Single currency interest rate swaps	$410,590	$699,339	$16,697	$1,126,626
Cross currency interest rate swaps (3)	231,539	31,052	19,084	281,675
Other (4)	20,885	29,486	–	50,371
Undrawn commitments	20,354	1,094	464	21,912
(1)	Other Rates include exposures to EUR LIBOR, EONIA, CHF LIBOR, JPY LIBOR and six-month and twelve-month CDOR. These CDOR tenors cease d to be published after May 17, 2021.
(2)	Other Rates exclude EURIBOR exposures from derivatives and undrawn commitments of $354,513 million and $149 million, respectively, which were included in Q1/21.
(3)
For cross currency interest rate swaps, where both legs are referencing rates directly impacted by the benchmark reform, the relevant notional amount for both legs are shown separately to reflect the risks relating to the reform for each rate.

(4)	Other derivatives include futures, forward rate agreements and options.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2020 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2021		April 30 2021		October 31 2020
Cash and non-interest-bearing deposits with financial institutions	$8,553		$7,940		$11,123
Interest-bearing deposits with financial institutions	67,328		44,077		65,337
Total	$75,881	(1)	$52,017	(1)	$76,460	(1)
(1)	Net of allowances of $1 (April 30, 2021 – $2; October 31, 2020 – $1).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,383 million (April 30, 2021 – $5,990 million; October 31, 2020 – $7,121 million) and are included above.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2021	April 30 2021	October 31 2020
Debt investment securities measured at FVOCI	$57,390	$59,879	$76,638
Debt investment securities measured at amortized cost	20,562	21,925	31,644
Equity investment securities designated at FVOCI	2,617	2,262	1,859
Equity investment securities measured at FVTPL	1,134	1,010	1,222
Debt investment securities measured at FVTPL	31	31	26
Total investment securities	$81,734	$85,107	$111,389
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at July 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,950	$235	$2	$8,183
Canadian provincial and municipal debt	8,179	68	8	8,239
U.S. treasury and other U.S. agency debt	9,568	264	35	9,797
Other foreign government debt	29,995	112	265	29,842
Other debt	1,316	14	1	1,329
Total	$57,008	$693	$311	$57,390

As at April 30, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,769	$212	$3	$11,978
Canadian provincial and municipal debt	9,694	76	24	9,746
U.S. treasury and other U.S. agency debt	9,831	287	43	10,075
Other foreign government debt	27,043	130	192	26,981
Other debt	1,089	11	1	1,099
Total	$59,426	$716	$263	$59,879

As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$16,374	$454	$–	$16,828
Canadian provincial and municipal debt	17,295	253	1	17,547
U.S. treasury and other U.S. agency debt	12,634	595	–	13,229
Other foreign government debt	27,643	274	17	27,900
Other debt	1,115	19	–	1,134
Total	$75,061	$1,595	$18	$76,638
(b) Debt investment securities measured at amortized cost

	As at
	July 31, 2021		April 30, 2021		October 31, 2020
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$13,067	$13,014	$13,897	$13,837	$17,955	$17,819
U.S. treasury and other U.S. agency debt	6,421	6,311	6,216	6,077	11,048	10,726
Other foreign government debt	981	968	1,516	1,502	1,766	1,744
Corporate debt	270	269	511	509	1,360	1,355
Total	$20,739	$20,562	$22,140	$21,925	$32,129	$31,644
(1)	Balances are net of allowances, which are not significant.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Equity investment securities designated as at fair value through other comprehensive income (FVOCI)
The Bank has designated certain instruments at FVOCI shown in the following table as these equity securities are held for strategic purposes.

As at July 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$18	$–	$4	$14
Common shares	2,218	434	49	2,603
Total	$2,236	$434	$53	$2,617

As at April 30, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$16	$–	$5	$11
Common shares	1,891	390	30	2,251
Total	$1,907	$390	$35	$2,262

As at October 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$11	$–	$3	$8
Common shares	1,735	228	112	1,851
Total	$1,746	$228	$115	$1,859
Dividend income earned on equity securities designated at FVOCI of $27 million for the three months ended July 31, 2021 (April 30, 2021 – $26 million; July 31, 2020 – $16 million) and for the nine months ended July 31, 2021 – $79 million (July 31, 2020 – $50 million) has been recognized in interest income.
During the three months ended July 31, 2021, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $348 million (April 30, 2021 – $523 million; July 31, 2020 – $76 million) and for the nine months ended July 31, 2021 – $1,052 million (July 31, 2020 – $608 million). This has resulted in a realized gain of $58 million in the three months ended July 31, 2021 (April 30, 2021 – $72 million realized gain; July 31, 2020 – $2 million realized loss) and for the nine months ended a realized gain of $169 million (July 31, 2020 – $109 million realized loss).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

				As at
				July 31, 2021
($ millions)				Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages				$310,370	$838	$309,532
Personal loans				91,544	2,550	88,994
Credit cards				12,194	1,306	10,888
Business and government				219,720	1,385	218,335
Total				$633,828	$6,079	$627,749

	As at
	April 30, 2021			October 31, 2020
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$296,727	$841	$295,886	$284,684	$884	$283,800
Personal loans	90,682	2,806	87,876	93,758	3,155	90,603
Credit cards	12,826	1,545	11,281	14,797	1,886	12,911
Business and government	214,646	1,524	213,122	217,663	1,714	215,949
Total	$614,881	$6,716	$608,165	$610,902	$7,639	$603,263

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Impaired loans
(1)(2)

	As at
	July 31, 2021
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,432	$403	$1,029
Personal loans	946	715	231
Credit cards	–	–	–
Business and government	2,357	641	1,716
Total	$4,735	$1,759	$2,976
By geography:
Canada	$1,089	$472	$617
United States	17	1	16
Mexico	771	293	478
Peru	790	358	432
Chile	611	195	416
Colombia	448	98	350
Other international	1,009	342	667
Total	$4,735	$1,759	$2,976

	As at
	April 30, 2021			October 31, 2020
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,495	$410	$1,085	$1,490	$392	$1,098
Personal loans	1,182	821	361	1,032	820	212
Credit cards	–	–	–	–	–	–
Business and government	2,439	707	1,732	2,531	745	1,786
Total	$5,116	$1,938	$3,178	$5,053	$1,957	$3,096
By geography:
Canada	$1,219	$518	$701	$1,127	$487	$640
United States	49	2	47	116	4	112
Mexico	716	309	407	570	222	348
Peru	872	380	492	824	498	326
Chile	709	243	466	775	233	542
Colombia	521	135	386	459	102	357
Other international	1,030	351	679	1,182	411	771
Total	$5,116	$1,938	$3,178	$5,053	$1,957	$3,096
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2021 was $13 (April 30, 2021 – $12; October 31, 2020 – $11).
(2)	Additional interest income of approximately $61 would have been recorded if the above loans had not been classified as impaired (April 30, 2021 – $73; October 31, 2020 – $71).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and pessimistic front loaded).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events.
The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term
(W shape) to longer-term (L shape) periods.
While the base case scenario expects the overall economy to trace a
V-shaped
recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic
levels for some time even though activity is currently rebounding sharply in those sectors. This industry-level pattern of activity is referred to as a
K-shaped
recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.
The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at July 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	5.3	1.6	7.1	2.5	1.2	2.6	-5.7	3.9
Unemployment rate, average %	6.5	6.0	5.8	4.3	9.0	6.5	11.9	8.4
Bank of Canada overnight rate target, average %	0.3	2.1	0.9	3.6	0.3	1.2	0.3	0.5
HPI - Housing Price Index, y/y % change	11.5	2.2	13.5	3.9	4.3	3.4	-2.1	4.0
USDCAD exchange rate, average	1.19	1.21	1.18	1.20	1.23	1.21	1.25	1.23
US
Real GDP growth, y/y % change	6.7	1.6	8.5	2.3	3.6	2.4	-0.5	3.5
Unemployment rate, average %	4.7	4.1	4.3	3.7	6.5	4.7	7.8	6.1
Mexico
Real GDP growth, y/y % change	3.7	1.7	5.6	3.1	1.2	2.4	-3.3	3.6
Unemployment rate, average %	4.0	4.0	3.5	3.0	6.5	4.6	9.4	6.5
Chile
Real GDP growth, y/y % change	6.6	2.6	8.9	3.7	3.4	3.5	-0.5	4.5
Unemployment rate, average %	9.4	6.6	8.8	5.9	11.9	7.2	14.8	9.1
Peru
Real GDP growth, y/y % change	6.2	3.2	9.0	4.6	5.6	3.7	3.3	4.4
Unemployment rate, average %	11.0	7.3	9.3	4.0	12.6	7.9	15.0	9.9
Colombia
Real GDP growth, y/y % change	5.0	3.5	6.9	4.9	4.3	4.0	2.0	4.8
Unemployment rate, average %	14.0	8.6	12.8	5.9	15.5	9.2	18.0	11.2
Caribbean
Real GDP growth, y/y % change	5.2	4.1	6.6	5.5	4.6	4.5	2.2	5.4
Global
WTI oil price, average USD/bbl	65	67	71	90	58	65	52	55
Copper price, average USD/lb	4.17	4.09	4.35	4.77	3.91	4.00	3.78	3.67
Global GDP, y/y % change	5.56	2.89	7.33	3.90	3.33	3.50	- 0.13	4.42

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at April 30, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	7.8	1.6	9.9	2.3	2.8	2.8	-3.5	3.9
Unemployment rate, average %	6.7	6.0	6.1	4.8	9.3	6.6	12.2	8.5
Bank of Canada overnight rate target, average %	0.3	1.7	0.9	2.9	0.3	0.7	0.3	0.5
HPI - Housing Price Index, y/y % change	7.5	2.0	9.2	4.2	0.4	2.9	-5.9	4.0
USDCAD exchange rate, average	1.24	1.23	1.23	1.22	1.28	1.24	1.30	1.26
US
Real GDP growth, y/y % change	8.2	1.6	10.3	2.1	4.8	2.5	0.9	3.5
Unemployment rate, average %	5.0	3.8	4.5	3.4	6.7	4.4	8.0	5.9
Mexico
Real GDP growth, y/y % change	7.0	1.9	8.7	2.7	3.5	2.8	-0.3	3.8
Unemployment rate, average %	3.8	3.8	3.4	2.9	6.3	4.4	9.2	6.3
Chile
Real GDP growth, y/y % change	6.5	5.1	8.4	6.8	3.1	6.0	-0.8	7.1
Unemployment rate, average %	9.5	6.7	9.0	5.7	12.0	7.2	14.9	9.2
Peru
Real GDP growth, y/y % change	7.5	3.6	10.2	5.1	5.8	4.2	3.7	4.9
Unemployment rate, average %	11.3	7.3	10.1	4.4	13.2	7.9	15.4	9.9
Colombia
Real GDP growth, y/y % change	4.7	3.6	6.7	4.9	3.0	4.2	0.9	4.9
Unemployment rate, average %	12.8	8.6	11.9	6.3	14.7	9.2	16.9	11.2
Caribbean
Real GDP growth, y/y % change	3.8	4.1	5.4	4.9	2.1	5.2	-0.3	6.2
Global
WTI oil price, average USD/bbl	62	66	70	90	54	62	50	57
Copper price, average USD/lb	4.03	3.90	4.23	4.55	3.69	3.77	3.49	3.50
Global GDP, y/y % change	6.73	3.00	8.65	4.00	4.29	3.65	1.45	4.40

As at October 31, 2020	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	3.1	2.2	4.7	2.7	-2.0	3.8	-10.8	6.4
Unemployment rate, average %	7.3	5.5	6.7	4.7	9.9	5.8	14.1	7.1
Bank of Canada overnight rate target, average %	0.3	0.8	0.5	1.2	0.3	0.4	0.3	0.3
HPI - Housing Price Index, y/y % change	0.4	2.8	1.9	3.3	-6.3	4.6	-15.2	6.8
USDCAD exchange rate, average	1.30	1.25	1.30	1.25	1.37	1.27	1.40	1.33
US
Real GDP growth, y/y % change	2.5	2.2	3.6	2.4	-0.5	3.1	-7.4	5.2
Unemployment rate, average %	6.3	3.5	6.1	3.3	8.1	4.1	10.5	7.0
Mexico
Real GDP growth, y/y % change	1.0	2.3	2.5	2.6	-1.8	3.1	-8.7	5.3
Unemployment rate, average %	7.3	4.5	6.8	3.9	9.9	4.9	14.1	6.2
Chile
Real GDP growth, y/y % change	3.8	2.6	5.6	3.2	0.8	3.4	-6.2	5.6
Unemployment rate, average %	12.1	7.3	11.6	6.9	14.7	7.7	18.9	8.9
Peru
Real GDP growth, y/y % change	3.7	3.8	5.0	4.4	2.9	4.4	-3.5	6.3
Unemployment rate, average %	12.4	8.1	11.3	6.3	14.2	8.5	18.5	9.7
Colombia
Real GDP growth, y/y % change	1.9	3.5	3.0	4.0	1.1	4.0	-5.2	6.0
Unemployment rate, average %	14.4	8.2	13.6	6.8	16.2	8.7	20.5	9.8
Caribbean
Real GDP growth, y/y % change	2.2	4.1	3.3	4.4	1.0	4.7	-6.6	5.9
Global
WTI oil price, average USD/bbl	48	58	52	68	42	54	37	38
Copper price, average USD/lb	3.00	3.19	3.09	3.42	2.79	3.06	2.66	2.64
Global GDP, y/y % change	4.44	3.28	5.63	3.72	2.36	3.91	-2.67	5.34

(iii)	Sensitivity
The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $4,473 million (April 30, 2021 – $4,955 million; October 31, 2020 – $5,863 million) from $4,396 million (April 30, 2021 – $4,809 million; October 31, 2020 – $5,407 million). If we were to only use our pessimistic front loaded scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $945 million (April 30, 2021 –

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

$1,141 million; October 31, 2020 – $1,944 million) higher than the reported allowance for credit losses as at July 31, 2021. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $457 million (April 30, 2021 – $494 million; October 31, 2020 – $495 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2021
Residential mortgages	$884	$74	$(61)	$(59)	$838
Personal loans	3,155	810	(1,256)	(159)	2,550
Credit cards	1,886	672	(1,164)	(88)	1,306
Business and government	1,892	84	(317)	(125)	1,534
	$7,817	$1,640	$(2,798)	$(431)	$6,228
Presented as:
Allowance for credit losses on loans	$7,639				$6,079
Allowance for credit losses on acceptances (1)	77				62
Allowance for credit losses on off-balance sheet exposures (2)	101				87
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2020
Residential mortgages	$680	$329	$(57)	$(130)	$822
Personal loans	2,065	2,122	(1,098)	(129)	2,960
Credit cards	1,255	1,444	(812)	(42)	1,845
Business and government	1,139	1,058	(342)	(83)	1,772
	$5,139	$4,953	$(2,309)	$(384)	$7,399
Presented as:
Allowance for credit losses on loans	$5,077				$7,221
Allowance for credit losses on acceptances (1)	6				88
Allowance for credit losses on off-balance sheet exposures (2)	56				90
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at July 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$153	$282	$403	$838
Personal loans	659	1,176	715	2,550
Credit cards	334	972	–	1,306
Business and government	265	479	641	1,385
Total (1)	$1,411	$2,909	$1,759	$6,079
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos amounted to $153.

	As at October 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$190	$302	$392	$884
Personal loans	864	1,471	820	3,155
Credit cards	501	1,385	–	1,886
Business and government	409	560	745	1,714
Total (1)	$1,964	$3,718	$1,957	$7,639
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $181.

	As at July 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$191	$307	$324	$822
Personal loans	843	1,383	734	2,960
Credit cards	502	1,343	–	1,845
Business and government	350	526	718	1,594
Total (1)	$1,886	$3,559	$1,776	$7,221
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $182.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended								As at and for the nine months ended
	July 31, 2021				April 30, 2021				July 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$151	$280	$410	$841	$161	$297	$406	$864	$190	$302	$392	$884
Provision for credit losses
Remeasurement (1)	(29)	15	27	13	(30)	7	48	25	(124)	51	134	61
Newly originated or purchased financial assets	18	–	–	18	10	–	–	10	39	–	–	39
Derecognition of financial assets and maturities	(2)	(6)	–	(8)	(2)	(7)	–	(9)	(7)	(19)	–	(26)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	17	(14)	(3)	–	19	(15)	(4)	–	68	(56)	(12)	–
Stage 2	(3)	13	(10)	–	(3)	17	(14)	–	(9)	50	(41)	–
Stage 3	–	(6)	6	–	–	(11)	11	–	–	(29)	29	–
Gross write-offs	–	–	(23)	(23)	–	–	(22)	(22)	–	–	(82)	(82)
Recoveries	–	–	11	11	–	–	6	6	–	–	21	21
Foreign exchange and other movements	1	–	(15)	(14)	(4)	(8)	(21)	(33)	(4)	(17)	(38)	(59)
Balance at end of period (2)	$153	$282	$403	$838	$151	$280	$410	$841	$153	$282	$403	$838
Personal loans
Balance at beginning of period	$699	$1,286	$821	$2,806	$787	$1,514	$849	$3,150	$864	$1,471	$820	$3,155
Provision for credit losses
Remeasurement (1)	(265)	231	230	196	(264)	176	327	239	(951)	943	809	801
Newly originated or purchased financial assets	185	–	–	185	154	–	–	154	438	–	–	438
Derecognition of financial assets and maturities	(55)	(127)	–	(182)	(67)	(82)	–	(149)	(150)	(279)	–	(429)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	148	(145)	(3)	–	204	(200)	(4)	–	753	(743)	(10)	–
Stage 2	(41)	58	(17)	–	(85)	104	(19)	–	(218)	273	(55)	–
Stage 3	(3)	(111)	114	–	(8)	(184)	192	–	(42)	(421)	463	–
Gross write-offs	–	–	(508)	(508)	–	–	(547)	(547)	–	–	(1,461)	(1,461)
Recoveries	–	–	78	78	–	–	64	64	–	–	205	205
Foreign exchange and other movements	(9)	(16)	–	(25)	(22)	(42)	(41)	(105)	(35)	(68)	(56)	(159)
Balance at end of period (2)	$659	$1,176	$715	$2,550	$699	$1,286	$821	$2,806	$659	$1,176	$715	$2,550
Credit cards
Balance at beginning of period	$319	$1,226	$–	$1,545	$448	$1,467	$–	$1,915	$501	$1,385	$–	$1,886
Provision for credit losses
Remeasurement (1)	(88)	(78)	350	184	(177)	119	323	265	(398)	299	824	725
Newly originated or purchased financial assets	27	–	–	27	19	–	–	19	75	–	–	75
Derecognition of financial assets and maturities	(16)	(27)	–	(43)	(17)	(24)	–	(41)	(48)	(80)	–	(128)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	109	(109)	–	–	91	(91)	–	–	313	(313)	–	–
Stage 2	(16)	16	–	–	(32)	32	–	–	(91)	91	–	–
Stage 3	–	(56)	56	–	–	(228)	228	–	–	(354)	354	–
Gross write-offs	–	–	(462)	(462)	–	–	(587)	(587)	–	–	(1,309)	(1,309)
Recoveries	–	–	59	59	–	–	42	42	–	–	145	145
Foreign exchange and other movements	(1)	–	(3)	(4)	(13)	(49)	(6)	(68)	(18)	(56)	(14)	(88)
Balance at end of period (2)	$334	$972	$–	$1,306	$319	$1,226	$–	$1,545	$334	$972	$–	$1,306
Business and government
Balance at beginning of period	$353	$564	$707	$1,624	$459	$600	$739	$1,798	$478	$592	$745	$1,815
Provision for credit losses
Remeasurement (1)	(67)	(8)	96	21	(79)	–	103	24	(156)	13	305	162
Newly originated or purchased financial assets	71	–	–	71	79	–	–	79	239	–	–	239
Derecognition of financial assets and
maturities	(66)	(20)	(6)	(92)	(85)	(12)	(1)	(98)	(234)	(45)	(9)	(288)
Changes in models and methodologies	–	–	–	–	(4)	(11)	–	(15)	(4)	(11)	–	(15)
Transfer to (from):
Stage 1	22	(22)	–	–	10	(10)	–	–	50	(50)	–	–
Stage 2	(4)	4	–	–	(18)	19	(1)	–	(46)	47	(1)	–
Stage 3	–	(1)	1	–	–	(3)	3	–	–	(5)	5	–
Gross write-offs	–	–	(151)	(151)	–	–	(105)	(105)	–	–	(343)	(343)
Recoveries	–	–	13	13	–	–	8	8	–	–	26	26
Foreign exchange and other movements	2	3	(19)	(14)	(9)	(19)	(39)	(67)	(16)	(21)	(87)	(124)
Balance at end of period including off-balance sheet exposures (2)	$311	$520	$641	$1,472	$353	$564	$707	$1,624	$311	$520	$641	$1,472
Less: Allowance for credit losses on off-balance sheet exposures (3)	(46)	(41)	–	(87)	(50)	(50)	–	(100)	(46)	(41)	–	(87)
Balance at end of period (2)	$265	$479	$641	$1,385	$303	$514	$707	$1,524	$265	$479	$641	$1,385
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $61 (April 30, 2021 – $73).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at July 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$179,340	$5,527	$–	$184,867	$167,233	$1,892	$–	$169,125
Low	64,790	1,858	–	66,648	61,988	1,495	–	63,483
Medium	10,946	5,174	–	16,120	10,914	2,071	–	12,985
High	977	2,298	–	3,275	1,197	3,435	–	4,632
Very high	14	635	–	649	13	596	–	609
Loans not graded (2)	33,424	3,955	–	37,379	28,787	3,573	–	32,360
Default	–	–	1,432	1,432	–	–	1,490	1,490
Total	$289,491	$19,447	$1,432	$310,370	$270,132	$13,062	$1,490	$284,684
Allowance for credit losses	153	282	403	838	190	302	392	884
Carrying value	$289,338	$19,165	$1,029	$309,532	$269,942	$12,760	$1,098	$283,800
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at July 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,301	$305	$–	$30,606	$29,557	$499	$–	$30,056
Low	25,049	839	–	25,888	25,508	1,793	–	27,301
Medium	8,017	1,208	–	9,225	6,619	2,779	–	9,398
High	5,375	2,559	–	7,934	5,809	2,964	–	8,773
Very high	84	916	–	1,000	318	1,367	–	1,685
Loans not graded (2)	14,399	1,546	–	15,945	13,629	1,884	–	15,513
Default	–	–	946	946	–	–	1,032	1,032
Total	$83,225	$7,373	$946	$91,544	$81,440	$11,286	$1,032	$93,758
Allowance for credit losses	659	1,176	715	2,550	864	1,471	820	3,155
Carrying value	$82,566	$6,197	$231	$88,994	$80,576	$9,815	$212	$90,603
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at July 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,392	$84	$–	$1,476	$1,318	$20	$–	$1,338
Low	2,208	153	–	2,361	1,971	184	–	2,155
Medium	2,546	191	–	2,737	2,416	393	–	2,809
High	1,783	1,310	–	3,093	2,229	1,799	–	4,028
Very high	19	445	–	464	41	843	–	884
Loans not graded (1)	1,250	813	–	2,063	2,414	1,169	–	3,583
Default	–	–	–	–	–	–	–	–
Total	$9,198	$2,996	$–	$12,194	$10,389	$4,408	$–	$14,797
Allowance for credit losses	334	972	–	1,306	501	1,385	–	1,886
Carrying value	$8,864	$2,024	$–	$10,888	$9,888	$3,023	$–	$12,911
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at July 31, 2021				As at October 31, 2020
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$85,879	$16	$–	$85,895	$85,242	$6	$–	$85,248
Low	18,027	12	–	18,039	16,775	39	–	16,814
Medium	6,708	23	–	6,731	5,739	123	–	5,862
High	2,773	780	–	3,553	2,201	705	–	2,906
Very high	19	191	–	210	3	134	–	137
Loans not graded (1)	8,775	2,637	–	11,412	11,113	4,501	–	15,614
Default	–	–	–	–	–	–	–	–
Carrying value	$122,181	$3,659	$–	$125,840	$121,073	$5,508	$–	$126,581
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Business and government loans	As at July 31, 2021				As at October 31, 2020
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$108,831	$1,146	$–	$109,977	$105,757	$1,290	$–	$107,047
Non-investment grade	93,548	8,087	–	101,635	93,998	8,840	–	102,838
Watch list	31	3,601	–	3,632	47	3,101	–	3,148
Loans not graded (2)	2,112	7	–	2,119	2,063	36	–	2,099
Default	–	–	2,357	2,357	–	–	2,531	2,531
Total	$204,522	$12,841	$2,357	$219,720	$201,865	$13,267	$2,531	$217,663
Allowance for credit losses	265	479	641	1,385	409	560	745	1,714
Carrying value	$204,257	$12,362	$1,716	$218,335	$201,456	$12,707	$1,786	$215,949
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at July 31, 2021				As at October 31, 2020
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$185,780	$1,599	$–	$187,379	$182,580	$1,280	$–	$183,860
Non-investment grade	65,032	3,660	–	68,692	59,600	4,336	–	63,936
Watch list	11	2,058	–	2,069	6	1,704	–	1,710
Loans not graded (2)	3,920	–	–	3,920	3,702	309	–	4,011
Default	–	–	106	106	–	–	161	161
Total	$254,743	$7,317	$106	$262,166	$245,888	$7,629	$161	$253,678
Allowance for credit losses	46	41	–	87	69	32	–	101
Carrying value	$254,697	$7,276	$106	$262,079	$245,819	$7,597	$161	$253,577
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs as a result of
COVID-19,
deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at July 31, 2021 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$721	$327	$–	$1,048
Personal loans	406	212	–	618
Credit cards	149	93	258	500
Business and government	126	33	–	159
Total	$1,402	$665	$258	$2,325

	As at April 30, 2021 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$759	$366	$–	$1,125
Personal loans	439	264	–	703
Credit cards	181	141	470	792
Business and government	80	70	–	150
Total	$1,459	$841	$470	$2,770

	As at October 31, 2020 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$663	$282	$–	$945
Personal loans	604	273	–	877
Credit cards	401	166	277	844
Business and government	288	103	–	391
Total	$1,956	$824	$277	$3,057
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	July 31 2021	April 30 2021	October 31 2020
Unpaid principal balance (1)	$316	$361	$393
Credit related fair value adjustments	(70)	(84)	(93)
Carrying value	246	277	300
Stage 3 allowance	(1)	(13)	(10)
Carrying value net related allowance	$245	$264	$290
(1)	Represents principal amount owed net of write-offs.

8.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2021 (1)	April 30 2021 (1)	October 31 2020 (1)
Assets
Carrying value of residential mortgage loans	$17,145	$18,338	$20,586
Other related assets (2)	10,131	11,009	9,548
Liabilities
Carrying value of associated liabilities	$25,667	$27,595	$27,819
(1)
The fair value of the transferred assets is $26,507 (April 30, 2021 – $28,263; October 31, 2020 – $29,415) and the fair value of the associated liabilities is $26,383 (April 30, 2021 – $28,258; October 31, 2020 – $28,920) for a net position of $124 (April 30, 2021 – $5; October 31, 2020 – $495).

(2)
These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans
The Bank securitizes a portion of its credit card and auto loan receivables and previously securitized a portion of its unsecured personal lines of credit through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans.
During the third quarter, the Bank did not enter into any new securitization arrangements.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2021 (1)	April 30 2021 (1)	October 31 2020 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$92,303	$97,400	$121,918
Securities lending agreements	62,913	61,851	53,082
Total	155,216	159,251	175,000
Carrying value of associated liabilities (3)	$112,516	$115,969	$137,763
(1)
The fair value of transferred assets is $155,216 (April 30, 2021 – $159,251; October 31, 2020 – $175,000) and the fair value of the associated liabilities is $112,516 (April 30, 2021 – $115,969; October 31, 2020 – $137,763) for a net position of $42,700 (April 30, 2021 – $43,282; October 31, 2020 – $37,237).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					July 31 2021	April 30 2021	October 31 2020
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
Canadian Tire Financial Services business (CTFS) (2)	Canada	Financial Services	20.00%	June 30, 2021	$531	$521	$534
Bank of Xi’an Co. Ltd. (3)	China	Banking	17.99%	June 30, 2021	945	935	926
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.10%	June 30, 2021	359	344	355
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $666 (April 30, 2021 – $736; October 31, 2020 – $818).
(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2021, these reserves amounted to $59 (April 30, 2021 – $58; October 31, 2020 – $64).

10.	Deposits

					As at
	July 31, 2021						April 30 2021	October 31 2020
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total
Personal	$8,808	$10,526	$159,858		$68,270	$247,462	$246,661	$246,135
Business and government	173,048	34,711	54,622		240,933	503,314	469,078	464,619
Financial institutions	11,201	736	1,608		30,065	43,610	40,922	40,084
	$193,057	$45,973	$216,088	(4)	$339,268	$794,386	$756,661	$750,838
Recorded in:
Canada	$139,217	$25,871	$174,908		$222,660	$562,656	$538,999	$541,589
United States	40,220	241	10,844		35,377	86,682	76,328	60,747
United Kingdom	–	–	361		18,560	18,921	17,953	14,977
Mexico	–	5,834	7,278		11,574	24,686	25,110	25,294
Peru	5,396	54	5,402		3,847	14,699	14,579	17,694
Chile	3,533	7,136	158		12,226	23,053	23,352	23,592
Colombia	45	640	5,291		3,331	9,307	8,840	9,308
Other International	4,646	6,197	11,846		31,693	54,382	51,500	57,637
Total (5)	$193,057	$45,973	$216,088		$339,268	$794,386	$756,661	$750,838
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $168 (April 30, 2021 – $160; October 31, 2020 – $158) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $249,595 (April 30, 2021 – $226,259; October 31, 2020 – $215,836), deposits denominated in Chilean pesos amount to $20,291 (April 30, 2021 – $20,294; October 31, 2020 – $21,099), deposits denominated in Mexican pesos amount to $22,369 (April 30, 2021 – $22,675; October 31, 2020 – $22,765) and deposits denominated in other foreign currencies amount to $82,477 (April 30, 2021 – $77,384; October 31, 2020 – $83,706).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2021	$36,323	$21,638	$35,682	$80,206	$18,930	$192,779
As at April 30, 2021	$34,164	$17,639	$35,906	$79,066	$16,570	$183,345
As at October 31, 2020	$38,739	$22,498	$30,850	$92,589	$18,072	$202,748
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions
Subordinated debentures
On December 8, 2020, the Bank redeemed all outstanding $750 million 3.367% Debentures
(Non-Viability
Contingent Capital (NVCC)) due December 8, 2025 at 100% of their principal amount plus accrued interest.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Common shares
Normal Course Issuer Bid
On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of
COVID-19
measures. The Bank does not have an active normal course issuer bid and did not repurchase any common shares during the nine months ended July 31, 2021.
The Bank’s previous normal course issuer bid terminated on June 3, 2020. Under this program, the Bank repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share. These repurchases were carried out before March 13, 2020.
Preferred shares and other equity instruments
Preferred
S
hares
On February 2, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred shares Series 32 and Series 33 at their par values of $279 million and $130 million, respectively, together with all declared and unpaid dividends.
On April 26, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred Shares Series 34 at a par value of $350 million, together with all declared and unpaid dividends.
On July 26, 2021, the Bank redeemed all outstanding
Non-cumulative
Preferred Shares Series 36 at a par value of $500 million, together with all declared and unpaid dividends.
Other Equity Instruments
On June 15, 2021, the Bank issued $1,250 million Limited Recourse Capital Notes Series 1 (NVCC) (“LRCN Series 1”), maturing on July 27, 2081, which form part of the Bank’s Additional Tier 1 capital. Non-deferrable interest is payable quarterly at a fixed rate of 3.70% per annum, from and including the issuance date to, but excluding, July 27, 2026; and thereafter, on every fifth anniversary until July 27, 2076, the interest rate will be reset at a rate per annum equal to the 5-Year Government of Canada Yield plus 2.761%.
Upon the occurrence of a recourse event, the noteholder’s sole recourse will be limited to their proportionate share of the assets held in a newly formed consolidated trust. A recourse event o
c
curs if (a) there is non-payment in cash by the Bank of the principal amount, together with any accrued and unpaid interest, on the maturity date, (b) there is non-payment in cash of interest which is not cured within 5 business days, (c) there is non-payment in cash of the redemption price in connection with the redemption of LRCN Series 1, (d) an event of default occurs (bankruptcy, insolvency, or liquidation of the Bank), or (e) there is an NVCC Trigger Event. The trust assets currently comprise of $1,250 million Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (NVCC) (“the AT1 Notes”) issued concurrently with the LRCN Series 1. As the AT1 Notes eliminate on consolidation, they do not currently form part of the Bank’s Additional Tier 1 capital.
Subject to regulatory consent and approval, the LRCN Series 1 are redeemable, in whole or in part, every five years during the period from June 27 to and including July 27, commencing in 2026.
The LRCN Series 1 and AT1 Notes are the Bank’s direct unsecured obligations, ranking subordinate to the Bank’s Subordinated debentures and ranking equally with the Bank’s existing NVCC subordinated additional Tier 1 capital securities.
The LRCN Series 1 and the AT1 Notes include NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. NVCC provisions require the conversion of the AT1 Notes into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. Upon an NVCC Trigger Event, LRCN Series 1 will cease to be outstanding following delivery to the noteholders of their proportionate share of the trust assets comprised of common shares of the Bank received by the trust upon automatic conversion of the AT1 Notes.
The LRCN Series 1 are compound instruments with both equity and liability features. On the date of issuance, the Bank has assigned an insignificant value to the liability component of LRCN Series 1 and, as a result, the full proceeds received have been presented as equity.

12.	Capital management
The Bank’s regulatory capital and leverage position were as follows:

	As at
($ millions)	July 31 2021	April 30 2021	October 31 2020
Capital
Common Equity Tier 1 capital	$50,465	$49,697	$49,165
Net Tier 1 capital	56,630	55,152	55,362
Total regulatory capital	65,101	63,686	64,512
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)	$414,169	$404,727	$417,138
Leverage exposures	1,191,993	1,180,223	1,170,290
Capital ratios
Common Equity Tier 1 capital ratio	12.2%	12.3%	11.8%
Tier 1 capital ratio	13.7%	13.6%	13.3%
Total capital ratio	15.7%	15.7%	15.5%
Leverage ratio	4.8%	4.7%	4.7%
(1)	As at July 31, 2021, April 30, 2021 and October 31, 2020, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.
The Bank substantially exceeded the OSFI minimum capital ratios as at July 31, 2021, including the Domestic Stability Buffer requirement.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based payments
During the first quarter, the Bank granted 1,876,066 options with an exercise price of $68.36 per option and a weighted average fair value of $4.60 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.
The Bank recorded an increase to equity – other reserves of $1 million and $6 million for the three months and nine months ended July 31, 2021 (July 31, 2020 – $1 million and $5 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	April 30 2021	July 31 2020
Defined benefit service cost	$106	$95	$92	$6	$6	$3
Interest on net defined benefit (asset) liability	4	10	5	10	11	12
Other	3	3	4	–	(4)	2
Defined benefit expense	$113	$108	$101	$16	$13	$17
Defined contribution expense	$26	$26	$24	$–	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$(76)	$814	$(490)	$(35)	$73	$(14)

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2021	July 31 2020	July 31 2021	July 31 2020
Defined benefit service cost	$296	$276	$18	$15
Interest on net defined benefit (asset) liability	23	17	33	36
Other	9	12	(4)	3
Defined benefit expense	$328	$305	$47	$54
Defined contribution expense	$75	$66	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$1,375	$(904)	$42	$(7)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2020 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,030	$1,586	$160	$363	$78	$4,217
Non-interest income (3)(4)	765	776	1,175	890	(66)	3,540
Total revenues	2,795	2,362	1,335	1,253	12	7,757
Provision for credit losses	69	339	(1)	(27)	–	380
Non-interest expenses	1,267	1,299	812	620	99	4,097
Provision for income taxes	380	160	132	147	(81)	738
Net income	$1,079	$564	$392	$513	$(6)	$2,542
Net income attributable to non-controlling interests in subsidiaries	$–	$78	$2	$–	$1	$81
Net income attributable to equity holders of the Bank	$1,079	$486	$390	$513	$(7)	$2,461
Average assets ($ billions)	$384	$191	$29	$401	$143	$1,148
Average liabilities ($ billions)	$317	$146	$46	$373	$194	$1,076
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $74 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $23, International Banking – $52, Global Wealth Management – $3, and Other – $ (5) .

	For the three months ended April 30, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$1,934	$1,662	$152	$350	$78	$4,176
Non-interest income (3)(4)	690	716	1,156	907	91	3,560
Total revenues	2,624	2,378	1,308	1,257	169	7,736
Provision for credit losses	145	396	(2)	(43)	–	496
Non-interest expenses	1,229	1,294	802	633	84	4,042
Provision for income taxes	323	181	134	150	(46)	742
Net income	$927	$507	$374	$517	$131	$2,456
Net income attributable to non-controlling interests in subsidiaries	$–	$87	$2	$–	$1	$90
Net income attributable to equity holders of the Bank	$927	$420	$372	$517	$130	$2,366
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (5)	–	(1)	–	–	–	(1)
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	927	421	372	517	130	2,367
Average assets ($ billions)	$372	$194	$28	$399	$158	$1,151
Average liabilities ($ billions)	$311	$149	$45	$398	$177	$1,080
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $76 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $26, International Banking – $53, Global Wealth Management – $4, and Other – $30.
(5)	Refer to Note 20 for closed divestitures impacting the current period.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$1,930	$1,906	$145	$375	$(103)	$4,253
Non-interest income (3)(4)	570	664	990	1,170	87	3,481
Total revenues	2,500	2,570	1,135	1,545	(16)	7,734
Provision for credit losses	752	1,278	1	149	1	2,181
Non-interest expenses	1,172	1,390	700	620	136	4,018
Provision for income taxes	147	(70)	110	176	(132)	231
Net income	$429	$(28)	$324	$600	$(21)	$1,304
Net income attributable to non-controlling interests in subsidiaries	$–	$(54)	$3	$–	$–	$(51)
Net income attributable to equity holders of the Bank	$429	$26	$321	$600	$(21)	$1,355
Average assets ($ billions)	$359	$216	$26	$416	$190	$1,207
Average liabilities ($ billions)	$283	$162	$40	$414	$237	$1,136
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $65 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $9, International Banking – $47, Global Wealth Management – $3, and Other – $(17).

	For the nine months ended July 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$5,948	$5,036	$467	$1,071	$222	$12,744
Non-interest income (3)(4)	2,119	2,265	3,566	2,775	96	10,821
Total revenues	8,067	7,301	4,033	3,846	318	23,565
Provision for credit losses	429	1,260	1	(50)	–	1,640
Non-interest expenses	3,700	3,995	2,431	1,867	354	12,347
Provision for income taxes	1,021	498	414	456	(207)	2,182
Net income	$2,917	$1,548	$1,187	$1,573	$171	$7,396
Net income attributable to non-controlling interests in subsidiaries	$–	$253	$7	$–	$1	$261
Net income attributable to equity holders of the Bank	$2,917	$1,295	$1,180	$1,573	$170	$7,135
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (5)	–	2	–	–	–	2
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	2,917	1,293	1,180	1,573	170	7,133
Average assets ($ billions)	$375	$195	$28	$398	$156	$1,152
Average liabilities ($ billions)	$311	$149	$44	$386	$191	$1,081
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $219 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $69, International Banking – $154, Global Wealth Management – $10, and Other – $10.
(5)	Refer to Note 20 for closed divestitures impacting the current period.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$5,884	$5,818	$431	$1,085	$(156)	$13,062
Non-interest income (3)(4)	1,849	2,444	2,988	3,087	401	10,769
Total revenues	7,733	8,262	3,419	4,172	245	23,831
Provision for credit losses	1,743	2,877	4	328	1	4,953
Non-interest expenses	3,625	4,519	2,152	1,890	613	12,799
Provision for income taxes	607	127	326	459	(394)	1,125
Net income	$1,758	$739	$937	$1,495	$25	$4,954
Net income attributable to non-controlling interests in subsidiaries	$–	$22	$8	$–	$(27)	$3
Net income attributable to equity holders of the Bank	$1,758	$717	$929	$1,495	$52	$4,951
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (5)	–	58	–	–	–	58
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	1,758	659	929	1,495	52	4,893
Average assets ($ billions)	$357	$208	$26	$420	$156	$1,167
Average liabilities ($ billions)	$271	$155	$38	$376	$257	$1,097
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $208 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $41, International Banking – $205, Global Wealth Management – $10, and Other – $(63).
(5)	Refer to Note 37 in the Bank’s 2020 Annual Report for details on divested operations.

16.	Interest income and expense

	For the three months ended												For the nine months ended
	July 31, 2021				April 30, 2021				July 31, 2020				July 31, 2021				July 31, 2020
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$5,818		$1,828		$5,897		$1,962		$6,630		$2,688		$17,927		$5,916		$21,833		$9,855
Measured at FVOCI (1)	171		–		181		–		209		–		540		–		830		–
	5,989		1,828		6,078		1,962		6,839		2,688		18,467		5,916		22,663		9,855
Other	112	(2)	56	(3)	109	(2)	49	(3)	147	(2)	45	(3)	333	(2)	140	(3)	397	(2)	143	(3)
Total	$6,101		$1,884		$6,187		$2,011		$6,986		$2,733		$18,800		$6,056		$23,060		$9,998
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended July 31, 2021 – $26 (April 30, 2021 – $27; July 31, 2020 – $30) and for the nine months ended July 31, 2021 – $80 (July 31, 2020 – $90).

17.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	July 31 2020
Basic earnings per common share
Net income attributable to common shareholders	$2,426	$2,289	$1,332	$6,980	$4,837
Weighted average number of common shares outstanding (millions)	1,215	1,213	1,211	1,213	1,212
Basic earnings per common share (1) (in dollars)	$2.00	$1.89	$1.10	$5.75	$3.99
Diluted earnings per common share
Net income attributable to common shareholders	$2,426	$2,289	$1,332	$6,980	$4,837
Dilutive impact of share-based payment options and others (2)	9	13	(43)	41	(13)
Net income attributable to common shareholders (diluted)	$2,435	$2,302	$1,289	$7,021	$4,824
Weighted average number of common shares outstanding (millions)	1,215	1,213	1,211	1,213	1,212
Dilutive impact of share-based payment options and others (2) (millions)	8	10	34	12	32
Weighted average number of diluted common shares outstanding (millions)	1,223	1,223	1,245	1,225	1,244
Diluted earnings per common share (1) (in dollars)	$1.99	$1.88	$1.04	$5.73	$3.88
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2020.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures.

Exposure at default (1)	As at
	July 31, 2021			April 30 2021	October 31 2020
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$390,198	$64,395	$454,593	$429,957	$486,658
Undrawn commitments	111,842	3,438	115,280	113,237	115,420
Other exposures (4)	116,267	8,278	124,545	135,089	120,903
Total non-retail	$618,307	$76,111	$694,418	$678,283	$722,981
Retail
Drawn (5)	$245,956	$89,811	$335,767	$320,819	$308,408
Undrawn commitments	49,574	–	49,574	48,463	52,835
Total retail	$295,530	$89,811	$385,341	$369,282	$361,243
Total	$913,837	$165,922	$1,079,759	$1,047,565	$1,084,224
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2020.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2021, 33% (April 30, 2021 – 35%; October 31, 2020 – 38%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 49% (April 30, 2021 – 51%; October 31, 2020 – 52%).
Retail standardized portfolio
The retail standardized portfolio of $90 billion as at July 31, 2021 (April 30, 2021 – $87 billion; October 31, 2020 – $87 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $53 billion (April 30, 2021 – $50 billion; October 31, 2020 – $48 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at July 31, 2021, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $60 million (April 30, 2021 – $60 million; July 31, 2020 – $68 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.
A similar change in the Canadian dollar as at July 31, 2021, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $324 million (April 30, 2021 – $336 million; July 31, 2020 – $360 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.
Trading portfolio risk management
The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	July 31, 2021			July 31	April 30	July 31
($ millions)	Average	High	Low	2021	2021	2020
Credit spread plus interest rate	$10.8	$13.5	$8.6	$9.1	$10.8	$14.8
Credit spread	4.5	5.7	3.4	4.1	4.8	15.6
Interest rate	10.6	13.4	8.6	9.7	13.9	15.9
Equities	3.6	7.6	2.2	3.2	9.4	12.8
Foreign exchange	2.5	4.2	1.4	1.8	3.0	3.2
Commodities	3.5	7.8	1.1	1.4	4.1	5.5
Debt specific	2.2	3.3	2.0	2.3	2.3	6.0
Diversification effect	(10.3)	–	–	(7.2)	(13.0)	(23.1)
Total VaR	$12.3	$18.7	$9.5	$10.6	$16.6	$19.2
Total Stressed VaR	$35.0	$43.5	$25.5	$39.4	$37.6	$16.9
(iv) Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.
Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value (1)
	As at			For the three months ended				As at
($ millions)	July 31 2021	April 30 2021	July 31 2020	July 31 2021	April 30 2021	July 31 2020	July 31 2021	April 30 2021	July 31 2020
Liabilities
Senior note liabilities (2)	$21,961	$20,406	$17,522	$(554)	$197	$(1,296)	$(904)	$(350)	$(36)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount (1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk (1)
As at July 31, 2021	$21,057	$21,961	$(904)	$72	$(705)
As at April 30, 2021	$20,056	$20,406	$(350)	$(140)	$(777)
As at July 31, 2020	$17,486	$17,522	$(36)	$(585)	$(248)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2020 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2021		April 30, 2021		October 31, 2020
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$75,881	$75,881	$52,017	$52,017	$76,460	$76,460
Trading assets	141,120	141,120	144,247	144,247	117,839	117,839
Securities purchased under resale agreements and securities borrowed	129,013	129,013	131,081	131,081	119,747	119,747
Derivative financial instruments	41,904	41,904	40,573	40,573	45,065	45,065
Investment securities – fair value	61,172	61,172	63,182	63,182	79,745	79,745
Investment securities – amortized cost	20,739	20,562	22,140	21,925	32,129	31,644
Loans	634,828	627,749	617,096	608,165	612,368	603,263
Customers’ liability under acceptances	17,023	17,023	15,596	15,596	14,228	14,228
Other financial assets	13,853	13,853	13,789	13,789	12,700	12,700
Liabilities:
Deposits	797,346	794,386	759,760	756,661	755,395	750,838
Financial instruments designated at fair value through profit or loss	21,961	21,961	20,406	20,406	18,899	18,899
Acceptances	17,085	17,085	15,668	15,668	14,305	14,305
Obligations related to securities sold short	43,276	43,276	41,768	41,768	31,902	31,902
Derivative financial instruments	38,894	38,894	39,868	39,868	42,247	42,247
Obligations related to securities sold under repurchase agreements and securities lent	112,516	112,516	115,969	115,969	137,763	137,763
Subordinated debentures	6,870	6,418	6,871	6,439	7,827	7,405
Other financial liabilities	39,960	39,735	40,669	39,906	43,776	42,660

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered as Level 3.
The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

				As at
	July 31, 2021				April 30, 2021
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$759	$–	$759	$–	$553	$–	$553
Trading assets
Loans	–	6,793	–	6,793	–	6,532	–	6,532
Canadian federal government and government guaranteed debt	9,029	3,954	–	12,983	11,136	3,992	–	15,128
Canadian provincial and municipal debt	–	8,540	–	8,540	–	10,313	–	10,313
US treasury and other US agencies’ debt	6,678	–	–	6,678	10,754	–	–	10,754
Other foreign governments’ debt	7,486	2,622	–	10,108	9,153	2,980	–	12,133
Corporate and other debt	2	12,093	4	12,099	–	11,463	4	11,467
Income funds	216	–	–	216	164	–	–	164
Equity securities	82,665	286	–	82,951	77,049	36	72	77,157
Other	752	–	–	752	599	–	–	599
	$106,828	$35,047	$4	$141,879	$108,855	$35,869	$76	$144,800
Investment securities (2)
Canadian federal government and government guaranteed debt	$1,280	$6,903	$–	$8,183	$984	$10,994	$–	$11,978
Canadian provincial and municipal debt	108	8,131	–	8,239	102	9,644	–	9,746
US treasury and other US agencies’ debt	7,070	2,727	–	9,797	7,068	3,007	–	10,075
Other foreign governments’ debt	14,433	15,409	19	29,861	12,422	14,556	22	27,000
Corporate and other debt	437	875	29	1,341	293	792	26	1,111
Equity securities	2,358	251	1,142	3,751	2,055	196	1,021	3,272
	$25,686	$34,296	$1,190	$61,172	$22,924	$39,189	$1,069	$63,182
Derivative financial instruments
Interest rate contracts	$–	$14,729	$11	$14,740	$–	$14,522	$2	$14,524
Foreign exchange and gold contracts	–	17,926	–	17,926	–	17,765	–	17,765
Equity contracts	105	3,365	23	3,493	93	3,151	11	3,255
Credit contracts	–	171	–	171	–	186	–	186
Commodity contracts	–	5,574	–	5,574	–	4,843	–	4,843
	$105	$41,765	$34	$41,904	$93	$40,467	$13	$40,573
Liabilities:
Deposits	$–	$176	$–	$176	$–	$135	$–	$135
Financial liabilities designated at fair value through profit or loss	–	21,842	119	21,961	–	20,290	116	20,406
Obligations related to securities sold short	36,225	7,051	–	43,276	34,414	7,354	–	41,768

Derivative financial instruments
Interest rate contracts	–	13,509	63	13,572	–	13,595	73	13,668
Foreign exchange and gold contracts	–	16,836	–	16,836	–	18,073	–	18,073
Equity contracts	266	3,730	6	4,002	260	3,713	2	3,975
Credit contracts	–	33	–	33	–	37	–	37
Commodity contracts	–	4,451	–	4,451	–	4,115	–	4,115
	$266	$38,559	$69	$38,894	$260	$39,533	$75	$39,868
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Excludes debt investment securities measured at amortized cost of $20,562 (April 30, 2021 – $21,925).

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2020
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$1,181	$–	$1,181
Trading assets
Loans	–	8,352	–	8,352
Canadian federal government and government guaranteed debt	9,154	3,882	–	13,036
Canadian provincial and municipal debt	–	9,320	–	9,320
US treasury and other US agencies’ debt	5,182	–	–	5,182
Other foreign governments’ debt	9,230	3,415	–	12,645
Corporate and other debt	–	10,570	18	10,588
Income funds	121	–	–	121
Equity securities	57,078	361	–	57,439
Other	1,156	–	–	1,156
	$81,921	$37,081	$18	$119,020
Investment securities (2)
Canadian federal government and government guaranteed debt	$1,728	$15,100	$–	$16,828
Canadian provincial and municipal debt	93	17,454	–	17,547
US treasury and other US agencies’ debt	11,930	1,299	–	13,229
Other foreign governments’ debt	14,101	13,798	23	27,922
Corporate and other debt	265	850	23	1,138
Equity securities	1,954	263	864	3,081
	$30,071	$48,764	$910	$79,745
Derivative financial instruments
Interest rate contracts	$–	$21,013	$4	$21,017
Foreign exchange and gold contracts	–	17,943	–	17,943
Equity contracts	290	2,655	3	2,948
Credit contracts	–	480	–	480
Commodity contracts	–	2,677	–	2,677
	$290	$44,768	$7	$45,065
Liabilities:
Deposits	$–	$73	$–	$73
Financial liabilities designated at fair value through profit or loss	–	18,899	–	18,899
Obligations related to securities sold short	25,584	6,318	–	31,902

Derivative financial instruments
Interest rate contracts	–	16,937	17	16,954
Foreign exchange and gold contracts	–	19,511	–	19,511
Equity contracts	599	2,133	2	2,734
Credit contracts	–	53	–	53
Commodity contracts	–	2,995	–	2,995
	$599	$41,629	$19	$42,247
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Excludes debt investment securities measured at amortized cost of $31,644.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at July 31, 2021, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, equity securities, complex derivatives and financial liabilities designated at fair value through profit or loss.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2021.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Corporate and other debt	$4	$–	$–	$–	$–	$–	$4	$–
Equity securities	72	–	–	–	(72)	–	–	–
	76	–	–	–	(72)	–	4	–
Investment securities
Other foreign governments’ debt	22	–	(3)	–	–	–	19	n/a
Corporate and other debt	26	–	3	–	–	–	29	–
Equity securities	1,021	71	22	90	(62)	–	1,142	71
	1,069	71	22	90	(62)	–	1,190	71
Derivative financial instruments – assets
Interest rate contracts	2	–	–	9	–	–	11	–
Equity contracts	11	(1)	–	2	–	11	23	(1	) (2)

Derivative financial instruments – liabilities
Interest rate contracts	(73)	(11)	–	(1)	–	22	(63)	(11	) (3)
Equity contracts	(2)	1	–	(5)	–	–	(6)	1	(2)
	(62)	(11)	–	5	–	33	(35)	(11)
Financial liabilities designated at fair value through profit or loss	(116)	(3)	–	–	–	–	(119)	(3)
Total	$967	$57	$22	$95	$(134)	$33	$1,040	$57
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)
Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market
changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2021 and October 31, 2020.

	As at April 30, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$20	$6	$–	$–	$(22)	$72	$76
Investment securities	1,005	76	(10)	49	(51)	–	1,069
Derivative financial instruments	(51)	1	–	(17)	–	5	(62)
Financial liabilities designated at fair value through profit or loss	–	1	–	(81)	–	(36)	(116)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Scotiabank Third Quarter Report 2021

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$15	$3	$–	$–	$–	$–	$18
Investment securities	898	14	7	43	(24)	(28)	910
Derivative financial instruments	(36)	5	–	(7)	25	1	(12)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. Transfers into and out of Level 3 occur mainly due to changes in the observability, valuation technique and/or significance of unobservable valuation inputs.
There were no significant transfers into and out of Level 3 during the three months ended July 31, 2021.
During the three months ended April 30, 2021, trading equity securities of $72 million were transferred out of Level 2 into Level 3. Transfers were a result of the change in the observability of the price used for valuing the securities.
There were no significant transfers into and out of Level 3 during the three months ended October 31, 2020.
Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2020 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes
Since 2016, the Bank has received reassessments totaling $1,025 million of tax and interest as a result of the Canada Revenue Agency
(
CRA)

denying the tax deductibility of certain Canadian dividends received during the 2011–201
5
taxation years. In June 202
1
, the Bank received a reassessment for $176
million of tax and interest in respect of certain Canadian dividends received during the 2016 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018.
A Canadian subsidiary of the Bank has
 received tax assessments from the CRA with respect to withholding taxes for its 2014 and 2015 taxation years totalling $173 million of tax, penalties and interest. Proposed assessments totalling
$300
million have also been received in respect of withholding taxes for the 2016 and 2017 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

20.	Acquisition and divestitures
Acquisition
Scotiabank Chile
On May 12, 2021, the Bank increased its ownership in Scotiabank Chile through the
acquisition of an additional 7.0% stake from the
non-controlling
shareholder
(“NCI”) for $481 million, resulting
in ownership of 83% in Scotiabank Chile. This transaction between the Bank and NCI did not result in any change in the carrying value of the assets and liabilities of the subsidiary, and there was no impact on the Bank’s Consolidated Statement of Income.
The transaction negatively impacted Scotiabank’s Common Equity Tier 1 capital ratio by six basis points. Scotiabank Chile forms part of the International Banking business segment.
Divestitures
Closed divestiture impacting the prior period
Operations in Belize
On March 31, 2021, the Bank completed the sale of its banking operations in Belize to Caribbean Investment Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.
All assets and liabilities related to this operation were derecognized on the closing date. The net impact to the Bank of this transaction is not significant.
Divestiture announced that is expected to close in a future period
Operations in Guyana
On March 3, 2021, the Bank announced that it has entered into an agreement to sell its banking operations in Guyana to First Citizens Bank Limited. The transaction is subject to regulatory approvals and customary closing conditions.

Scotiabank Third Quarter Report 2021

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2021
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5, 2021	January 27, 2021
April 6, 2021	April 28, 2021
July 6, 2021	July 28, 2021
October 5, 2021	October 27, 2021
Annual Meeting
The Annual Meeting for fiscal year 2021 is scheduled for April 5, 2022.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on August 24, 2021, at 7:15 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104
or toll-free, at
1-800-952-5114
using ID 7804527# (please call shortly before 7:15 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 24, 2021, to September 23, 2021, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 6256334#. The archived audio webcast will be available on the Bank’s website for three months.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
Fax:
1-888-453-0330
E-mail:
service@computershare.com

Scotiabank Third Quarter Report 2021

SHAREHOLDER INFORMATION

Co-Transfer
Agent (U.S.A.)
Computershare Trust Company, N.A.
Att: Stock Transfer Department
Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202
Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005
Tel:
1-800-835-8778
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2021

The Bank of Nova Scotia is incorporated in Canada with limited liability.